HellerEhrman

14 September 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

05011497


SEC MAIL RECEIVED PROCESSING
SEP 26 2005
WASH. D.C. 199 SECTION

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL
PROCESSED
SEP 2 2005
THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding placing of existing shares and subscription for new shares, dated September 8, 2005, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on September 9, 2005;

(2) The Company's announcement regarding resignation of non-executive director, dated September 1, 2005, published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times, both on September 2, 2005;

(3) The Company's announcement regarding results for the six months period ended June 30, 2005, dated August 18, 2005, published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times, both on August 19, 2005; and

(4) The Company's interim report 2005, dated August 18, 2005.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

TOWN PLANNING ORDINANCE (Chapter 131)

DRAFT URBAN RENEWAL AUTHORITY LAI CHI KOK ROAD/KWEILIN STREET AND YEE KUK STREET DEVELOPMENT SCHEME PLAN NO. S/K5/URA1/1

Pursuant to section 25(6)(a) of the Urban Renewal Authority Ordinance, the Town Planning Board (the Board) has deemed the draft Urban Renewal Authority Lai Chi Kok Road/Kweilin Street and Yee Kuk Street Development Scheme Plan No. S/K5/URA1/1 (the Plan) suitable for publication under section 5 of the Town Planning Ordinance.

The Plan, in accordance with section 25(7) of the Urban Renewal Authority Ordinance, is deemed to be a draft plan prepared by the Board for the purposes of the Town Planning Ordinance and the provisions of the Town Planning Ordinance shall apply to the Plan accordingly.

In accordance with section 5 of the Town Planning Ordinance, the Plan is available for public inspection for a period of two months from 12 August 2005 to 12 October 2005 during normal office hours at the following locations:

(i) the Secretariat of the Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;

(ii) the Planning Enquiry Counter, 17th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;

(iii) the Planning Enquiry Counter, 14th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories;

(iv) the Tsuen Wan and West Kowloon District Planning Office, 27th Floor, Tsuen Wan Government Offices, 38 Sai Lau Kok Road, Tsuen Wan, New Territories; and

(v) the Sham Shui Po District Office, Ground Floor, Cheung Sha Wan Government Offices, 303 Cheung Sha Wan Road, Sham Shui Po, Kowloon.

In accordance with section 6(1) of the Town Planning Ordinance, any person may make representation to the Board in respect of the Plan. The representation should be made in writing to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong not later than 12 October 2005.

In accordance with section 6 (2) of the Town Planning Ordinance, a representation shall indicate:

(a) the particular matter on the Plan to which the representation relates;

(b) the nature of and reasons for the representation; and

(c) the amendments (if any) proposed to the Plan.

Any representation made to the Board will be available for public inspection under section 6(4) of the Town Planning Ordinance until the Chief Executive in Council has made a decision in respect of the Plan under section 9. Any person who intends to make representation is advised to read the "Town Planning Board Guidelines on Submission and Publication of Representations, Comments on Representations and Further Representations under the Town Planning Ordinance" for details. The Guidelines and the sample submission form are available at locations (i) to (iv) above and the Board's website (http://www.info.gov.hk/tpb/).

In accordance with section 25(9) of the Urban Renewal Authority Ordinance, the Plan replaces the approved Cheung Sha Wan Outline Zoning Plan No. S/K5/27 in relation to the area delineated and described in the Plan from the date of first publication of this notice, i.e. 12 August 2005. A draft plan titled 'Cheung Sha Wan Outline Zoning Plan No. S/K5/28' showing the relevant replacement is available for public inspection concurrently with the Plan.

Copies of the draft Urban Renewal Authority Lai Chi Kok Road/Kweilin Street and Yee Kuk Street Development Scheme Plan No. S/K5/URA1/1 are available on payment of a fee at the Survey and Mapping Office, Map Publications Centre (Hong Kong), 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong, and the Survey and Mapping Office, Map Publications Centre (Kowloon), Ground Floor, 382 Nathan Road, Kowloon. The electronic version of the plan can be viewed at the Board's website.

Statement on Personal Data

The personal data submitted to the Board in any representation will be used by the Secretary of the Board and Government departments for the following purposes: -

(a) the processing of the representation which includes making available the name of the person making the representation (hereafter known as "representer") for public inspection when making available the representation for public inspection; and

(b) facilitating communication between the "representer" and the Secretary of the Board/Government departments

in accordance with the provisions of the Town Planning Ordinance and the relevant Town Planning Board Guidelines.

Town Planning Board

12 August 2005

0314050-1-TS024

Kingsway MPF Master Trust (the "Scheme")

Notice - Invitation for Lodgement of Claims for Payment of Accrued Benefits

Pursuant to section 172(10) of the Mandatory Provident Fund Schemes (General) Regulation, we, HSBC Institutional Trust Services (Asia) Limited, hereby invite the following persons to lodge with us at 39/F, Dorset House, Taikoo Place, 979 King's Road, Hong Kong, a claim for payment of accrued benefits from the Scheme (registration no.: MT00121):

Name of the Member:	Account No. of the Member:
CHAN WAN CHEUNG	421688828

If any person listed above has died or is otherwise unable to make a claim, his representative(s)* is/are invited to claim for payment of the person's accrued benefits. Should you have any queries, please contact Kingsway MPF Customer Servicing Officers on 2283 7299.

* The representative of a person means:

(a) if the person has died, the personal representative as defined under the Probate and Administration Ordinance (Cap. 10)

(b) if the person is unable to make a claim, any person who is authorized by law to do so.

Issued by HSBC Institutional Trust Services (Asia) Limited

Dated September 9, 2005

For all Classified Advertisements

Please contact Isabella Chan Tel : 2798 2765

Judith Ho Tel : 2798 2710

Classified@thestandard.com.hk Fax : 2798 2765



WANG ON GROUP LIMITED

（宏安集團有限公司）*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1222)

RE-DESIGNATION OF DIRECTORS

The Board of Directors (the "Board") of Wang On Group Limited (the "Company") is pleased to announce that Mr. Tang Ching Ho, Ms. Yau Yuk Yin and Mr. Chan Chun Hong, Thomas are re-designated as Chairman, Deputy Chairman and Managing Director of the Company respectively with effect from 8 September 2005.

Set out below are the brief biographical details of Mr. Tang Ching Ho, Ms. Yau Yuk Yin and Mr. Chan Chun Hong, Thomas.

Mr. Tang Ching Ho, aged 43, is the co-founder of the group and is currently an Executive Director of the Company. He is responsible for the strategic planning, policy making and business development of the group. He has extensive experience in corporate management. He is also the Chairman of Wai Yuen Tong Medicine Holdings Limited ("WYTH"). Save as disclosed above, Mr. Tang did not hold any other directorship in listed public companies during the past three years.

As at the date hereof, Mr. Tang holds 33,863,277 shares in the Company which includes personal interest of 737,226 shares, 737,224 shares held by his spouse, Ms. Yau Yuk Yin who is the Deputy Chairman of the Company, 2,696,672 shares held by a wholly and beneficially owned company of Mr. Tang and 29,692,155 shares held by the Tang's Family Trust of which Mr. Tang is the founder.

Pursuant to the service contract entered into between the Company and Mr. Tang, he is entitled to an annual remuneration of approximately HK$3.8 million. Such fee is determined with reference to his duties as the Chairman and Executive Director of the Company. The term of Mr. Tang's appointment is subject to the rotational retirement and re-election requirements at the annual general meetings of the Company in accordance with the bye-laws of the Company. Save as disclosed above, Mr. Tang does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company.

Save as disclosed herein, the Board is not aware of any other matters relating to the above re-designation that need to be brought to the attention of shareholders of the Company.

Ms. Yau Yuk Yin, *aged 43, is the co-founder of the group and is currently an Executive Director of the Company. She is responsible for the* overall strategic direction of and the overall human resources and administration of the group. She has over 10 years' experience in human resources and administration management. She is the wife of Mr. Tang Ching Ho who is the Chairman of the Company. Save as disclosed above, Ms. Yau did not hold any other directorships in listed public companies during the past three years.

As at the date hereof, Ms. Yau holds 33,863,277 shares in the Company which includes personal interest of 737,224 shares, 3,433,898 shares held by her spouse, Mr. Tang Ching Ho and 29,692,155 shares held by the Tang's Family Trust of which Ms. Yau is a beneficiary.

Pursuant to the service contract entered into between the Company and Ms. Yau, she is entitled to an annual remuneration of approximately HK$2.7 million together with a housing allowance to the maximum extent of HK$130,000 per month. Such fee is determined with reference to her duties as the Deputy Chairman and Executive Director of the Company. The term of Ms. Yau's appointment is subject to the rotational retirement and re-election requirements at the annual general meetings of the Company in accordance with the bye-laws of the Company. Save as disclosed above, Ms. Yau does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company.

Save as disclosed herein, the Board is not aware of any other matters relating to the above re-designation that need to be brought to the attention of shareholders of the Company.

Mr. Chan Chun Hong, Thomas, aged 41, joined the Company in 1997 as an Executive Director. He is currently responsible for managing the overall operations of the group. He graduated from the Hong Kong Polytechnic University with a degree in Accountancy and is a fellow member of The Association of Chartered Certified Accountants and an associate member of The Hong Kong Institute of Certified Public Accountants. He is also the Managing Director of WYTH. Save as disclosed above, Mr. Chan did not hold any other directorship in listed public companies during the past three years.

As at the date hereof, Mr. Chan does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company or any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Pursuant to the service contract entered into between the Company and Mr. Chan, he is entitled to an annual remuneration of approximately HK$1.5 million together with an annual bonus amounts to 1% of the audited consolidated net profit after taxation of the group. Such fee is determined with reference to his duties as an Executive Director of the Company. The term of Mr. Chan's appointment is subject to the rotational retirement and re-election requirements at annual general meetings pursuant to the bye-laws of the Company.

Save as disclosed herein, the Board is not aware of any other matters relating to the above re-designation that need to be brought to the attention of shareholders of the Company.

By Order of the Board
Wang On Group Limited
Tang Ching Ho
Chairman

Hong Kong, 8 September 2005

As at the date of this announcement, the Board comprises three executive directors, namely Mr. Tang Ching Ho, Ms. Yau Yuk Yin and Mr. Chan Chun Hong, Thomas, and four independent non-executive directors, namely Dr. Lee Peng Fei, Allen, Mr. Wong Chun, Justein, Dr. Siu Yim Kwan, Sidney and Mr. Siu Kam Chau.

* *For identification purpose only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

VOTING RESULTS AT ANNUAL GENERAL MEETING HELD ON 8TH SEPTEMBER 2005

At the Annual General Meeting ("AGM") held on 8th September 2005, all the resolutions proposed were duly passed.

Reference is made to the Company's circular dated 29th July 2005 (the "AGM Circular"). Unless otherwise defined, terms used herein shall have the same meaning as in the AGM Circular.

The Board is pleased to announce that at the AGM held on 8th September 2005, all the resolutions set out in the AGM notice were unanimously passed by the shareholders of the Company by show of hands.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 8th September 2005

As of the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V Robert and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

申請會社酒牌續期啓事

香港中華游樂會

現特通告: 劉錫夫其地址爲香港銅鑼灣道一二三號現向酒牌局申請位於香港銅鑼灣道一二三號香港中華游樂會的會社酒牌續期。凡反對是項申請者，請於此公告登報之日起十四天內，將已簽署及申明理由之反對書，寄交香港灣仔軒尼詩道 225 號駱克道市政大廈 8 字樓酒牌局秘書收。

日期: 2005 年 9 月 9 日

APPLICATION FOR RENEWAL OF CLUB LIQUOR LICENCE CHINESE RECREATION CLUB, HONG KONG

Notice is hereby given that Lau Sek Foo of 123 Tung Lo Wan Road, Hong Kong is applying to the Liquor Licensing Board for renewal of the Club Liquor Licence in respect of Chinese Recreation Club, Hong Kong at 123 Tung Lo Wan Road, Hong Kong. Any person who knows any reason why this renewal should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, 8/F., Lockhart Road Municipal Services Building, 225 Hennessy Road, Wanchai, Hong Kong within 14 days from the date of this notice.

Date: 9th September 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not an offer of securities for sale in the United States. The Placing Shares and Subscription Shares may not be offered or sold in the United States absent registration or an exemption from registration, and if any public offering of the Placing Shares or Subscription Shares is made in the United States, such offer will be made by means of a prospectus that may be obtained from the Company or the selling security holder and that will contain detailed information about the Company and its management, as well as financial statements.


TTi

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

Joint Placing Agents


Merrill Lynch

Merrill Lynch Far East Limited


HSBC

The Hongkong and Shanghai Banking Corporation Limited

Co-Placing Agent


CLSA

CLSA Limited

On 8 September 2005, the Vendor entered into the Placing Agreement with the Placing Agents and the Company and the Subscription Agreement with the Company.

Pursuant to the Placing Agreement, the Vendor has agreed to place, through the Placing Agents, an aggregate of 96,000,000 existing Shares, to not less than six independent investors at a price of HK$19.25 per Share. Pursuant to the Subscription Agreement, the Vendor has conditionally agreed to subscribe for an aggregate of 96,000,000 new Shares at a price of HK$19.25 per Share.

The Placing Shares (or the Subscription Shares) represent (i) approximately 7.05% of the existing issued share capital of the Company of 1,361,898,652 Shares as at the date of this announcement and (ii) approximately 6.58% of the issued share capital of the Company of 1,457,898,652 Shares as enlarged by the Subscription.

The Placing Price (or the Subscription Price) of HK$19.25 per Placing Share, represents a discount of approximately 3.75% to the closing price of HK$20.00 per Share as quoted on the Stock Exchange on the Last Trading Day and a discount of approximately 3.61% to the average closing price of HK$19.97 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Trading Day.

The Subscription is conditional upon (i) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares and (ii) the completion of the Placing.

The net proceeds from the Subscription will amount to approximately HK$1,815 million, which will be used to repay the existing indebtedness of the Group and for general working capital purposes and potential acquisitions which the Directors believe will create synergies to the Group. The Company has not entered into any agreement in relation to any potential acquisitions nor has the Company committed itself to any exclusive negotiations with any third party which will lead to the conclusion of such agreement up to the date of this announcement.

Trading in the Shares, the Convertible Bonds and the derivative warrants in respect of the Company on the Stock Exchange was suspended with effect from 2:30 p.m. on 8 September 2005 at the request of the Company pending release of this announcement. Application has been made by the Company for the resumption of trading of the Shares, the Convertible Bonds and the derivative warrants in respect of the Company on the Stock Exchange with effect from 9:30 a.m. on 9 September 2005.

A. PLACING AGREEMENT

Date:
8 September 2005

Parties:
The Vendor, the Company and the Placing Agents.

Placing Agents:
Merrill Lynch and HSBC together are the Joint Placing Agents. CLSA Limited is the Co-Placing Agent. The Placing Agents are not connected persons of the Group or associates of the Vendor.

Placees:
The Placees are professional, institutional and other investors (the number of which is more than six) who and whose ultimate beneficial owners are (i) not a Director (existing and within the preceding 12 months), chief executive or substantial shareholder (each as defined in the Listing Rules) of the Company or any of their associates or associates of the Vendor and (ii) are independent of and not acting in concert (as defined in the Takeovers Code) with the Vendor.

Placing Shares:
96,000,000 Shares, representing approximately 7.05% of the Company's existing issued share capital, and approximately 6.58% of the issued share capital of the Company as enlarged by the Subscription.

Placing Price:
The Placing Price of HK$19.25 per Placing Share represents a discount of approximately 3.75% to the closing price of HK$20.00 per Share as quoted on the Stock Exchange on the Last Trading Day and a discount of approximately 3.61% to the average closing price of HK$19.97 per Share as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Trading Day. The net Placing Price is HK$18.9131 per Share being the Placing Price net of expenses.

The Placing Price was negotiated on an arm's length basis between the Company and the Placing Agents. The Directors (including the independent non-executive Directors) consider the Placing Price to be fair and reasonable.

Rights of the Placing Shares:
The Placing Shares are sold free from all third party rights, liens, charges, equities and encumbrances and together with all rights attaching thereto including the right to receive all dividends and distributions declared, made or paid after the Closing Date.

Conditions of the Placing:
Completion of the Placing is conditional upon, inter alia:

(i) the Subscription Agreement having been entered into by the Vendor and the Company and each of the conditions to the Subscription Agreement (other than any such conditions which relate to the Placing Agreement becoming unconditional and being completed) being satisfied or waived in accordance with its terms; and

(ii) there having been, prior to completion of the Placing, no breach of the representations, warranties and undertakings given by the Vendor and by the Company which come to the attention of any of the Placing Agents.

Completion of the Placing:
Completion of the Placing shall take place on or before the Closing Date.

Lock up Undertaking:
The Company has undertaken to the Placing Agents under the Placing Agreement that, from the date of the Placing Agreement and for a period of 90 days after the date of the Placing Agreement, it will not, and the Vendor has undertaken to the Placing Agents to procure that the Company will not, issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible or exchangeable for Shares), or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depository receipt facility, without the prior written consent of the Placing Agents, other than (i) the sale of the Placing Shares pursuant to the Placing Agreement, (ii) the issue and allotment of new Shares pursuant to the terms of the Subscription Agreement, (iii) Shares to be issued upon exercise of warrants to purchase or subscribe Shares, or upon conversion of the Convertible Bonds and other securities convertible into Shares, in each case, outstanding on the date of the Subscription Agreement, (iv) Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) issued, offered, allotted, appropriated, modified or granted to employees (including directors) or former employees of the Company, its subsidiaries and/or associated companies or persons related to such employees (including directors) or former employees, directly or indirectly, pursuant to any employee share scheme or arrangement for any one or more employees generally or as required by law, and (v) Shares (not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of its last annual general meeting) to be issued and allotted for consideration other than cash in connection with an acquisition of a company or a business by the Group pursuant to the general mandate granted to the directors at the annual general meeting of the Company held on 30 May 2005.

The Vendor has undertaken to the Placing Agents under the Placing Agreement that, from the date of the Placing Agreement and for a period of 90 days after the date of the Placing Agreement and subject to completion, it will not offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible or exchangeable for Shares), or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depository receipt facility, without the prior written consent of the Placing Agents.

In addition, by a separate agreement dated 8 September 2005 entered between Mr. Pudwill, Mr. Chung, Cordless and the Placing Agents:

(i) Cordless has undertaken to the Placing Agents that, for a period of 90 days from the date of the Placing Agreement, it will not, and each of Mr. Pudwill and Mr. Chung has undertaken to the Placing Agents to procure that Cordless will not, without the prior written consent of the Placing Agents, issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for Shares), or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depository receipt facility; and

(ii) each of Mr. Pudwill and Mr. Chung has further undertaken to the Placing Agents that, for a period of 90 days from the date of the Placing Agreement, neither he nor any person controlled by him nor any person acting on its behalf, without the prior written consent of the Placing Agents, will offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, either directly or indirectly, any Shares (or any securities convertible into or exchangeable for Shares) or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depository receipt facility, other than the sale of the Placing Shares pursuant to the Placing Agreement.

B. SUBSCRIPTION AGREEMENT

Date:
8 September 2005

Parties:
The Vendor and the Company.

Subscription Shares:
96,000,000 Shares, representing approximately 7.05 % of the Company's existing issued share capital or 6.58 % of the issued share capital of the Company as enlarged by the Subscription.

The Subscription Shares will be issued pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 30 May 2005 subject to a limit of up to 10% of the aggregate nominal amount of the Shares in issue as at the date of passing the resolution at the annual general meeting. The nominal amount of the issued share capital of the Company as at the date of the resolution, i.e. 30 May 2005 was HK$135,764,965.20 (or 1,357,649,652 Shares).

Subscription Price:
The Subscription Price is HK$19.25 per Share, which is the same as the Placing Price. The net Subscription Price is HK$18.9131 per Share being the Subscription Price net of expenses. The net proceeds upon completion of the Subscription will be HK$1,815 million, being the aggregate Subscription Price net of expenses in relation to the Placing. The Company will also pay the costs and expenses of the Subscription.

Ranking of the Subscription Shares:
The Subscription Shares, when fully paid, will rank pari passu with the existing Shares including the right to receive dividends and other distributions declared, made or paid after the date of issue of the Subscription Shares.

Conditions of the Subscription:
Completion of the Subscription is conditional upon, *inter alia*:

(a) the completion of the Placing; and

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, all of the Subscription Shares.

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Completion of the Subscription:

The conditions in the Subscription Agreement are expected to be fulfilled on or before 22 September 2005, or such later date as may be agreed by the Company and the Vendor. Completion of the Subscription shall take place within two days following receipt by the Vendor of written confirmation that the conditions in the Subscription Agreement have been satisfied.

If the Subscription is not completed within 14 days after the date of the Placing Agreement, the Subscription will be subject to compliance with all requirements in relation to connected transactions under the Listing Rules and the completion of the Subscription will be conditional upon shareholders' approval from the independent shareholders of the Company having been obtained.

C. SHAREHOLDING STRUCTURE

Set out below is the shareholding structure of the Company (i) as at the date of this announcement, (ii) immediately after completion of the Placing and (iii) immediately after completion of the Placing and the Subscription:

	As at the date of this announcement		Immediately after completion of the Placing		Immediately after completion of the Placing and the Subscription	
	Shares	*approximate %*	*Shares*	*approximate %*	*Shares*	*approximate %*
Shareholder						
The Vendor and parties acting in concert with the Vendor [1]	413,651,742	30.37	317,651,742	23.32	413,651,742	28.37
Other Directors [2]	3,450,000	0.25	3,450,000	0.25	3,450,000	0.24
Other public Shareholders	944,796,910	69.38	1,040,796,910	76.43	1,040,796,910	71.39
TOTAL	1,361,898,652	100.00	1,361,898,652	100.00	1,457,898,652	100.00

Notes:

(1) These parties comprise the Vendor, Cordless, Mr. Pudwill, Mr. Chung and their respective spouses, namely, Barbara Pudwill and Li Oi King, who respectively held 185,584,764 Shares, 37,075,030 Shares, 76,554,000 Shares, 113,541,948 Shares, 760,000 Shares and 136,000 Shares directly in the Company as at the date of this announcement.

(2) The other Directors comprise Patrick Kin Wah Chan, Frank Chi Chung Chan, Vincent Ting Kau Cheung, Christopher Patrick Langley and Joel Arthur Schleicher who respectively held 730,000 Shares, 200,000 Shares, 1,920,000 Shares, 400,000 Shares and 200,000 Shares.

D. REASON FOR THE PLACING AND THE SUBSCRIPTION

The Directors (including the independent non-executive Directors) consider that the Placing and the Subscription represents an opportunity to raise capital for the Company while broadening the shareholder base and the capital base of the Company.

The net proceeds from the Subscription will amount to approximately HK$1,815 million, of which approximately HK$907.5 million will be used to repay the existing indebtedness of the Group and approximately HK$907.5 million for general working capital purposes and potential acquisitions which the Directors believe will create synergies to the Group. The Company has not entered into any agreement in relation to any potential acquisitions nor has the Company committed itself to any exclusive negotiations with any third party which will lead to the conclusion of such agreement up to the date of this announcement.

The Company has not raised any funds on any issue of equity securities in the 12 months immediately preceding the date of this announcement.

E. GENERAL

The Company acts as a holding company and its subsidiaries manufacture and trade electrical and electronic products.

Trading in the Shares, the Convertible Bonds and the derivative warrants in respect of the Company on the Stock Exchange was suspended with effect from 2:30 p.m. on 8 September 2005 at the request of the Company pending release of this announcement. Application has been made by the Company for the resumption of trading of the Shares, the Convertible Bonds and the derivative warrants in respect of the Company on the Stock Exchange with effect from 9:30 a.m. on 9 September 2005.

F. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"associates"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Closing Date"	12 September 2005 or such other date as the Vendor and the Joint Placing Agents (on behalf of the Placing Agents) shall agree
"Co-Placing Agent"	CLSA Limited
"Company"	Techtronic Industries Co. Ltd., a public company limited by shares incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange
"connected persons"	has the same meaning ascribed to it under the Listing Rules
"Convertible Bonds"	the US$140,000,000 zero coupon convertible bonds due 2009 issued by the Company created by trust deed dated 8 July 2004 and entitling the holders (among other things) to convert such bonds into Shares at a present conversion price of HK$16.56 per Share;
"Cordless"	Cordless Industries Company Limited, a company incorporated with limited liability in Hong Kong whose beneficial interest is owned as to 70% by Mr. Pudwill and 30% by Mr. Chung
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited
"Joint Placing Agents"	Merrill Lynch and HSBC
"Last Trading Day"	7 September 2005, being the last full day of trading of the Shares on the Stock Exchange before the date of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Merrill Lynch"	Merrill Lynch Far East Limited
"Mr. Chung"	Roy Chi Ping Chung, Group Managing Director of the Company
"Mr. Pudwill"	Horst Julius Pudwill, Chairman and Chief Executive Officer of the Company
"Placing"	the placing by or on behalf of the Placing Agents and, where appropriate, the purchase as principal by the Placing Agents of the Placing Shares on the terms and subject to the terms referred to in the Placing Agreement
"Placing Agents"	the Joint Placing Agents and the Co-Placing Agent
"Placing Agreement"	the placing agreement dated 8 September 2005 made between the Vendor, the Company and the Placing Agents in relation to the Placing
"Placing Price"	HK$19.25 per Placing Share
"Placing Shares"	an aggregate of 96,000,000 Shares beneficially owned by the Vendor and to be placed pursuant to the Placing Agreement
"Shares"	ordinary shares of HK$0.10 each in the capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of 96,000,000 new Shares by the Vendor pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 8 September 2005 made between the Company and the Vendor in relation to the Subscription
"Subscription Price"	HK$19.25 per Subscription Share
"Subscription Shares"	an aggregate of 96,000,000 Shares to be subscribed for by the Vendor pursuant to the Subscription Agreement
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"Vendor"	Sunning Inc., a company incorporated in Liberia with limited liability, whose shares are wholly owned by Mr. Pudwill
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board of
Techtronic Industries Co. Ltd.
Chi Chung Chan
Company Secretary

Hong Kong, 8 September 2005

As at the date of this announcement, Board is comprised of four executive Directors, namely, Horst Julius Pudwill, Roy Chi Ping Chung, Patrick Kin Wah Chan and Frank Chi Chung Chan; one non-executive Director, namely, Vincent Ting Kau Cheung and three independent non-executive Directors, namely, Christopher Patrick Langley, Joel Arthur Schleicher and Manfred Kuhlmann.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that, to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

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TOWN PLANNING ORDINANCE (Chapter 131)

AMENDMENTS TO APPROVED TING KOK OUTLINE ZONING PLAN NO. S/NE-TK/10

In the exercise of the power conferred by section 12(1)(b)(ii) of the Town Planning Ordinance (the Ordinance), the Chief Executive in Council (CE in C) on 21 June 2005 referred the approved Ting Kok Outline Zoning Plan No. S/NE-TK/10 to the Town Planning Board (the Board) for amendment.

In accordance with section 3 of the Ordinance, the Board has made amendments to the Plan. The amendments are set out in the Schedule of Amendments.

The draft Ting Kok Outline Zoning Plan No. S/NE-TK/11 showing the amendments is exhibited under section 5 of the Ordinance for public inspection for a period of two months from 15 July 2005 to 15 September 2005 during normal office hours at the following locations -

(i) the Secretariat of the Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;

(ii) the Planning Enquiry Counter, 17th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;

(iii) the Planning Enquiry Counter, 14th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories;

(iv) the Tai Po and North District Planning Office, 13th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories;

(v) the Tai Po District Office, Ground Floor, Tai Po Government Offices Building, 1 Ting Kok Road, Tai Po, New Territories; and

(vi) the Tai Po Rural Committee, Ground Floor, 1 Heung Sze Wui Street, Tai Po, New Territories.

In accordance with section 6(1) of the Ordinance, any person may make representation to the Board in respect of any of the amendments. The representation should be made in writing to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong not later than 15 September 2005.

In accordance with section 6(2) of the Ordinance, a representation shall indicate -

(a) the particular matter in any of the amendments to which the representation relates;

(b) the nature of and reasons for the representation; and

(c) the amendments (if any) proposed to the draft plan.

Any representation made to the Board will be available for public inspection under section 6(4) of the Ordinance until the CE in C has made a decision in respect of the draft plan in question under section 9. Any person who intends to make representation is advised to read the "Town Planning Board Guidelines on Submission and Publication of Representations, Comments on Representations and Further Representations under the Town Planning Ordinance" for details. The Guidelines and the sample submission form are available at locations (i) to (iii) above and the Board's website (http://www.info.gov.hk/tpb/).

Copies of the draft Ting Kok Outline Zoning Plan No. S/NE-TK/11 incorporating the amendments are available on payment of a fee at the Survey and Mapping Office, Map Publications Centre (Hong Kong), 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong, and the Survey and Mapping Office, Map Publications Centre (Kowloon), Ground Floor, 382 Nathan Road, Kowloon. The electronic version of the plan can be viewed at the Board's website.

Statement on Personal Data

The personal data submitted to the Board in any representation will be used by the Secretary of the Board and Government departments for the following purposes:

(a) the processing of the representation which includes making available the name of the person making the representation (hereafter known as "representer") for public inspection when making available the representation for public inspection; and

(b) facilitating communication between the "representer" and the Secretary of the Board/Government departments

in accordance with the provisions of the Ordinance and the relevant Town Planning Board Guidelines.

SCHEDULE OF AMENDMENTS TO THE APPROVED TING KOK OUTLINE ZONING PLAN NO. S/NE-TK/10 MADE BY THE TOWN PLANNING BOARD UNDER THE TOWN PLANNING ORDINANCE (Chapter 131)

Amendments to the Notes of the Plan

(a) Revision to the Remarks of the Notes for the "Agriculture" zone to include the control relating to filling of land.

(b) Refinements to the Remarks of the Notes for the zones with the control relating to filling of land, filling of pond and/or excavation of land to clearly reflect the intended control.

Town Planning Board

15 July 2005

0302512-1-TS024

TOWN PLANNING ORDINANCE (Chapter 131)

AMENDMENT TO APPROVED JARDINE'S LOOKOUT & WONG NAI CHUNG GAP OUTLINE ZONING PLAN NO. S/H13/9

In the exercise of the power conferred by section 12(1)(b)(ii) of the Town Planning Ordinance (the Ordinance), the Chief Executive in Council (CE in C) on 21 June 2005 referred the approved Jardine's Lookout & Wong Nai Chung Gap Outline Zoning Plan No. S/H13/9 to the Town Planning Board (the Board) for amendment.

In accordance with section 3 of the Ordinance, the Board has made amendment to the Plan. The amendment is set out in the Schedule of Amendment.

The draft Jardine's Lookout & Wong Nai Chung Gap Outline Zoning Plan No. S/H13/10 showing the amendment is exhibited under section 5 of the Ordinance for public inspection for a period of two months from 29 July 2005 to 29 September 2005 during normal office hours at the following locations -

(i) the Secretariat of the Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;

(ii) the Planning Enquiry Counter, 17th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong;

(iii) the Planning Enquiry Counter, 14th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories;

(iv) the Hong Kong District Planning Office, 14th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong; and

(v) the Wan Chai District Office, Public Enquiry Service Centre, Ground Floor, 2 O'Brien Road, Wan Chai, Hong Kong.

In accordance with section 6(1) of the Ordinance, any person may make representation to the Board in respect of the amendment. The representation should be made in writing to the Secretary, Town Planning Board, 15th Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong not later than 29 September 2005.

In accordance with section 6(2) of the Ordinance, a representation shall indicate -

(a) the particular matter in the amendment to which the representation relates;

(b) the nature of and reasons for the representation; and

(c) the amendments (if any) proposed to the draft plan.

Any representation made to the Board will be available for public inspection under section 6(4) of the Ordinance until the CE in C has made a decision in respect of the draft plan in question under section 9. Any person who intends to make representation is advised to read the "Town Planning Board Guidelines on Submission and Publication of Representations, Comments on Representations and Further Representations under the Town Planning Ordinance" for details. The Guidelines and the sample submission form are available at locations (i) to (iii) above and the Board's website (http://www.info.gov.hk/tpb/).

Copies of the draft Jardine's Lookout & Wong Nai Chung Gap Outline Zoning Plan No. S/H13/10 incorporating the amendment are available on payment of a fee at the Survey and Mapping Office, Map Publications Centre (Hong Kong), 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong, and the Survey and Mapping Office, Map Publications Centre (Kowloon), Ground Floor, 382 Nathan Road, Kowloon. The electronic version of the plan can be viewed at the Board's website.

Statement on Personal Data

The personal data submitted to the Board in any representation will be used by the Secretary of the Board and Government departments for the following purposes:

(a) the processing of the representation which includes making available the name of the person making the representation (hereafter known as "representer") for public inspection when making available the representation for public inspection; and

(b) facilitating communication between the "representer" and the Secretary of the Board/Government departments

in accordance with the provisions of the Ordinance and the relevant Town Planning Board Guidelines.

SCHEUDLE OF AMENDMENT TO THE APPROVED JARDINE'S LOOKOUT & WONG NAI CHUNG GAP OUTLINE ZONING PLAN NO. S/H13/9 MADE BY THE TOWN PLANNING BOARD UNDER THE TOWN PLANNING ORDINANCE (Chapter 131)

Amendment to the Notes of the Plan

(a) Inclusion of 'School' and 'Social Welfare Facility' uses under Column 2 of the Notes for "Commercial" zone.

Town Planning Board

29 July 2005

0307668-1-TS024

NOTICE OF INTENDED DIVIDEND IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings No. 1719 of 1999

Re: YU KAI TAI

In Bankruptcy Proceedings No. 4492 of 2000 (Summary Case)

Re: LUI KAM WING

In Bankruptcy Proceedings No. 952 of 2001 (Summary Case)

Re: TSAI MING NGA WINNIE

In Bankruptcy Proceedings No. 6617 of 2002 (Summary Case)

Re: CHUNG KIN WAH

In Bankruptcy Proceedings No. 9606 of 2002

Re: SZE YEUK SUM HOWARD

In Bankruptcy Proceedings No. 14302 of 2003 (Summary Case)

Re: TSANG LING WONG

In Bankruptcy Proceedings No. 20413 of 2003 (Summary Case)

Re: CHUNG NAI PAN

NOTICE is hereby given that dividends are intended to be declared in the above matters. Creditors who have not proved their debts by 24th *September 2005 will be excluded from the* above dividends.

Dated this 9th day of September 2005

E T O'CONNELL
Official Receiver & Trustee

申請酒牌續期啟事

Panash Ltd.

現特通告：黃麗芬其地址為香港漁安苑紫安閣23樓1室現向酒牌局申請位於九龍尖沙咀海港城海運大廈地下OT G04鋪 (portion A) Panash Ltd.的酒牌續期。凡反對是項申請者，請於此公告登報之日起十四天內，將已簽署及申明理由之反對書，寄交九龍深水埗基隆街333號北河街市政大廈4字樓酒牌局秘書收。

日期：2005年9月9日

APPLICATION FOR RENEWAL OF LIQUOR LICENCE

Panash Ltd.

Notice is hereby given that Wong Lai Fan of Flt 1, 23/F, Tse On Hse, Yue On Court, H.K. is applying to the Liquor Licensing Board for renewal of the Liquor Licence in respect of Panash Ltd. at Shop OT G04 (portion A) Ground Level, Ocean Terminal, Harbour City, TST, Kln. Any person who knows any reason why this renewal should not be granted should send a written and signed statement of the facts to the Secretary, Liquor Licensing Board, 4/F, Pei Ho Street Municipal Services Building, 333 Ki Lung Street, Shamshuipo, Kowloon within 14 days from the date ofthis notice.

Date : 9 September 2005

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Judith Ho Tel : 2798 2710

Classified

Judith Ho Tel : 2798 2710
Classified@thestandard.com.hk Fax : 2798 2785


TTi



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

Announcement of results for the six months period ended 30th June, 2005

HIGHLIGHTS

	2005 HK$' million	2004 HK$' million	Changes
Turnover	10,217	6,724	+ 52.0%
Profit from operations	723	419	+ 72.6%
Profit attributable to shareholders of the Company	456	299	+ 52.7%
Earnings per share, basic (HK cents)	33.65	22.49	+ 49.6%
Interim dividend per share (HK cents)	6.00	4.50	+ 33.3%

The Board of Directors are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months period ended 30th June, 2005 together with the comparative figures in 2004.

INTERIM DIVIDEND

The Directors recommend an interim dividend of HK6.00 cents per share (2004 interim dividend: HK4.50 cents). The interim dividend will be paid to shareholders listed on the register of members of the Company on 15th September, 2005. It is expected that the interim dividend will be paid on or about 30th September, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

[illegible]

BUSINESS REVIEW

Power Equipment Products

[illegible]

Floor Care Appliances

[illegible]

Laser and Electronic Products

[illegible]

FINANCIAL REVIEW

Acquisition

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as "DreBo®" accessories businesses, ("the Sold Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Sold Companies and adjustments with respect to re-filed deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Sold Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). The parties are in the process of finalizing the closing statements for the Business and if the net tangible assets of the Business as shown in such agreed closing statements are less than US$285 million (approximately HK$2,223 million), the purchase price will be reduced by the amount of the shortfall. If the net tangible assets of the Business as shown in such agreed closing statements are greater than US$285 million (approximately HK$2,223 million), the purchase price will be increased by the amount of such excess.

The accounting for the acquisition of the Business was provisionally determined pending completion of the procedures stipulated in the Sales and Purchase Agreement to determine the final adjustment to the purchase price.

The acquisition strengthens the Group's brand profile, product offerings and distribution network in the global power tool industry, particularly in the US and European markets.

The Group has moved forward with its integration plans to reap the synergistic benefits in engineering, manufacturing and the supply chain for our operations. Leveraging the strengths of the combined business, the Group will be able to compete more effectively in the global power tool industry and to further enhance its leadership position.

Results Analysis

The Group reported a turnover growth of 52.0% for the period under review to HK$10.22 billion, contributed by strong organic growth of all business units and the newly acquired business completed on 3rd January, 2005. Profit attributable to shareholders of the Company for the period increased by 52.7% to HK$456 million from HK$299 million. Profit margin improved to 4.47%, despite higher administrative and financing expenses and effective tax rate from acquisition. Earnings per share increased by 49.6% from HK22.49 cents to HK33.65 cents.

Gross margin continued to improve from 29.8% to 31.0% as a result of a more favorable product portfolio from current and newly acquired business and continuous cost improvement programs adopted by all operations, offsetting higher raw material prices.

The Group's EBITDA (earnings before interest, tax, depreciation and amortization) for the period under review increased by 68.2% to HK$939 million from HK$558 million. EBITDA margin improved from 8.3% to 9.2%.

Selling, distribution, advertising and warranty expenses efficiency improved from 10.3% to turnover reported last year to 9.9% for the period under review. The Group had already identified various cost improvements opportunities through integration and consolidation with the newly acquired operations to further rationalize the cost structure and improve efficiencies.

The Group continued to invest in the design and development of innovative high quality products. For the current period under review, the Group *spent HK$252 million or 2.5% of the Group's revenue, comparable to the 2.5% to revenue of HK$165 million same period last year.*

Following the completion of the acquisition, the Group's own and licensed brand business expanded to 81.5% of Group total turnover (2004: 74.1%), an increase of over 67.3%. North America remained to be the Group's major market with turnover growth of 44.8%, representing 74.5% of Group turnover (2004: 78.2%). The Group's business in Europe and other countries increased by 77.6%, accounting for 25.5% (2004: 21.8%) of Group turnover, in line with the Group's strategy to expand business beyond the North American market.

Effective tax rate increased from 11.9% to 16.4% as a result of the recent acquisition. The Group will continue to capitalize its global operation for more effective tax planning.

Liquidity and Financial Resources

The Group's working capital remained healthy. As at 30th June, 2005, net current assets was at HK$2.43 billion as compared to HK$2.15 billion same period last year.

Total inventory value, as a result of the acquisition completed at beginning of the year, increased to HK$4.37 billion. Average inventory days improved by 4 days to 64 days as compared to same period last year with finished goods turnover days improved by 6 days to 43 days. Excluding the acquired inventory, the increase was in line with the organic growth of the Group.

Trade receivables increased by 3 days to 51 days when compared to same period last year. The increase was mainly due to different credit terms of the acquired business.

Trade and other payables were at 50 days, as compared to 53 days same period last year.

The Group continues to maintain a well balanced and carefully structured loan portfolio to support its long-term growth strategy and is also able to secure additional financing at favorable terms. Taking advantage of the low interest rate environment, the Group tapped into the capital market [illegible]

[illegible]

Capital Commitment and Contingent Liabilities

[illegible]

Charges

None of the Group's assets are charged or subject to any encumbrance.

Human Resources

[illegible]

The Group regards human capital is vital to the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training and leadership development programs throughout the organization.

The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

OUTLOOK

TTI is well positioned for excellent growth going into the second half of 2005. Continued investment in innovation has added depth and breadth to our already leading brands. The Group's core strategies (leading brands, exceed industry growth, commitment to innovation and unmatched operational efficiency) are sound and are delivering significantly higher performance in all areas of the business.

Strong sales momentum of the Power Equipment Products division will continue as many of the successful product introductions such as the V28™ from Milwaukee®, the continued expansion of the Ryobi® One+ System™ and RIDGID® pneumatic fastening tools will hit their full stride in the second half of the year. All of these product lines are experiencing tremendous market acceptance and are continuing to expand the number of products within each line, all indicators of strong future growth. In addition, the success of the Ryobi® One+ System™ will be expanded to the key markets in Europe with placements in key retail channels and heavy marketing programs to support the volume of products hitting the stores. AEG® will benefit from new products and OEM customer programs that we launch in the second half.

In outdoor power equipment, under the Ryobi® and Homelite® brands, new products such as a log splitter, gas powered pressure washer and blowers will continue to drive strong performance through the second half of the year. All markets will benefit from the new product launches.

The Floor Care Appliances division is poised for market share gains across all geographic markets with a number of new product launches. A major opportunity for business expansion in the second half of the year will be the introduction the Vax® brand in the US market with a new generation of Vax® vacuum cleaners, in collaboration with major national retailers. The unique, premium "cutting edge" product line will feature a philosophy called Next Clean, which combines effectiveness with user-focused engineering, to deliver superior cleaning with less strain and less bending by the user.

The Laser and Electronic Products division will continue to expand its business with its powerful array of new products. A range of electronic hand tools, solar lights and infant care products will be launched in the second half of the year which is expected to deliver excellent future growth. The innovative AirGrip® laser technology platform is being expanded in the second half and will be supported by substantial marketing programs. In addition, we will continue to expand our presence in the European market where a large potential remains untapped.

TTI has every reason to believe we will stay on course for record performance. Even though raw material cost trends remain uncertain, and consumers are more demanding, our leading brands have delivered what it takes to win in the marketplace: a flow of highly innovative and quality products, a dedication to cost rationalization and earning the trust and respect of all of our partners in every industry. The on-going integration of the Milwaukee®, AEG® and DreBo® is positioning the Group to leverage marketing and operational synergies, generating opportunities for significant growth and efficiency gains.

AUDIT COMMITTEE

The Audit Committee is composed of three independent non-executive directors, Mr. Joel Arthur Schleicher (Chairman), Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann. The Audit Committee has reviewed with management the accounting policies and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited interim financial statements for the six months period ended 30th June, 2005.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months period ended 30th June, 2005, with deviations from code provisions A.4.1 of the CG Code only in respect of the service term of non-executive directors.

Under the code provisions A.4.1, non-executive directors should be appointed for a specific term and subject to re-election.

None of the existing non-executive (including independent non-executive) directors of the Company is appointed for a specific term. This constitutes a deviation from code provision A.4.1 of the CG Code. However, all the directors of the Company (executive, non-executive and independent non-executive) are subject to the retirement by rotation at each annual general meeting under the 103(A) of the Articles of Association of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

REMUNERATION COMMITTEE

A Remuneration Committee has been established in accordance with the requirements of the CG Code. The Remuneration Committee comprises one non-executive director, Mr. Vincent Ting Kau Cheung (Chairman) and two independent non-executive directors, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

[illegible]

PURCHASE, SALES OR REDEMPTION OF SHARES

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

CLOSURE OF REGISTER OF MEMBERS

[illegible]

PUBLICATION OF INTERIM RESULTS ON WEBSITE

[illegible]

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises four executive directors, namely Mr. Horst Julius Pudwill, Mr. Roy Chi Ping Chung, JP, Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan, two non-executive directors, namely Dr. Akio Urakami and Mr. Vincent Ting Kau Cheung, and three independent non-executive directors, namely Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 18th August, 2005

RESULTS SUMMARY

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
for the six months period ended 30th June, 2005

	Notes	2005 HK$'000	2004 HK$'000	2005 US$'000 (Note 8)	2004 US$'000 (Note 8)
Turnover	3	10,217,328	6,724,115	1,309,914	862,066
Cost of sales		(7,045,345)	(4,720,064)	(903,235)	(605,134)
Gross profit		3,172,083	2,004,051	406,679	256,932
Other operating income		15,092	14,074	1,935	1,804
Interest income		22,692	22,155	2,909	2,840
Selling, distribution, advertising and warranty expenses		(1,008,273)	(693,727)	(129,266)	(88,940)
Administrative expenses		(1,226,293)	(762,714)	(157,230)	(97,785)
Research and development costs		(251,880)	(164,759)	(32,292)	(21,123)
Profit from operations	4	723,425	419,090	92,746	53,727
Finance costs		(149,734)	(58,702)	(19,197)	(7,526)
Profit before share of results of associates and taxation		573,691	360,388	73,549	46,201
Share of results of associates		(2,999)	(626)	(384)	(80)
Profit before taxation		570,692	359,762	73,165	46,121
Taxation	5	(93,741)	(42,677)	(12,018)	(5,471)
Profit for the period		476,951	317,085	61,147	40,650
Attributable to:					
Shareholders of the Company		456,362	298,858	58,507	38,313
Minority interests		20,589	18,227	2,640	2,337
Profit for the period		476,951	317,085	61,147	40,650
Dividends		(169,651)	(118,444)	(21,750)	(15,185)
Earnings per share (HK cents / US cents)	6				
Basic		33.65	22.49	4.31	2.88
Diluted		31.89	21.78	4.09	2.79

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30th June, 2005

	Notes	30th June 2005 HK$'000 (Unaudited)	31st December 2004 HK$'000 (Audited and restated)	30th June 2005 US$'000 (Note 8)	31st December 2004 US$'000 (Note 8)
ASSETS					
Non-current assets					
Property, plant and equipment		1,746,805	879,846	223,949	112,801
Lease prepayment		69,309	4,772	8,886	612
Goodwill		4,060,924	653,504	520,631	83,783
Negative goodwill		-	(28,868)	-	(3,701)
Intangible assets		473,523	232,681	60,708	29,857
Interests in associates		168,982	160,442	21,664	20,569
Investments in securities		-	27,193	-	3,486
Available-for-sale investments		23,259	-	2,982	-
Deferred tax assets		377,128	329,711	48,349	42,271
Other assets		1,193	1,195	153	153
		6,921,121	2,260,676	887,322	289,831
Current assets					
Inventories		4,372,339	2,787,059	560,556	357,315
Trade and other receivables		3,378,887	2,762,156	433,190	354,123
Deposits and prepayments		441,081	382,421	56,548	49,028
Bills receivable		359,074	256,836	46,035	32,928
Tax recoverable		31,453	872	4,032	112
Trade receivables from associates		1,276	1,247	164	160
Bank balances, deposits and cash		1,733,787	5,452,057	222,280	698,982
		10,317,897	11,642,648	1,322,807	1,492,648
Current liabilities					
Trade, bills and other payables		4,063,120	3,395,650	520,913	435,340
Warranty provision		261,258	241,375	33,495	30,946
Trade payable to an associate		29,228	21,593	3,747	2,768
Tax payable		129,119	105,092	16,554	13,473
Dividend payable		169,651	-	21,750	-
Obligations under finance leases – due within one year		14,874	6,266	1,907	803
Discounted bills with recourse		2,477,588	3,208,964	317,639	411,406
Borrowings – due within one year		746,875	840,450	95,754	107,750
		7,891,713	7,819,390	1,011,759	1,002,486
Net current assets		2,426,184	3,823,258	311,048	490,162
Total assets less current liabilities		9,347,275	6,083,934	1,198,369	779,993
CAPITAL AND RESERVES					
Share capital	7	135,907	135,230	17,424	17,337
Reserves		3,627,990	3,318,586	465,123	425,461
Equity attributable to shareholders of the Company		3,763,897	3,453,816	482,548	442,798
Minority interests		101,147	82,032	12,968	10,517
Total equity		3,865,044	3,535,848	495,516	453,315
NON-CURRENT LIABILITIES					
Obligations under finance leases – due after one year		139,641	8,989	17,903	1,152
Convertible bonds		1,064,664	1,051,257	136,495	134,777
Borrowings – due after one year		4,233,124	1,446,292	542,709	185,422
Deferred tax liabilities		44,802	41,548	5,744	5,327
		5,482,231	2,548,086	702,851	326,678
		9,347,275	6,083,934	1,198,369	779,993

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. **Basis of preparation**

[illegible]

2. **Changes in accounting policies**

[illegible]

Business Combinations

[illegible]

Share-based Payments

[illegible]

Financial Instruments

[illegible]

Lease Prepayments

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 Leases. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 2(a) and 2(b) for the financial impact).

(a) The effect of changes in the above accounting policies on the consolidated income statement are as follows:

	HKAS 17 HK$'000	HKAS 32 & HKAS 39 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total effect on adoption of HKFRSs and HKASs HK$'000
	Effect of adopting				
For the six months period ended 30th June, 2005 (unaudited)					
Increase/(decrease) in profit					
Increase in employee share option benefits	-	-	(3,324)	-	(3,324)
Decrease in depreciation	425	-	-	-	425
Increase in amortization of lease prepayment	(425)	-	-	-	(425)
Increase in finance costs	-	(11,184)	-	-	(11,184)
Total decrease in profit	-	(11,184)	(3,324)	-	(14,508)
Decrease in basic earnings per share (HK cents)	-	(0.82)	(0.25)	-	(1.07)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
For the six months period ended 30th June, 2004 (unaudited)					
Increase/(decrease) in profit					
Decrease in depreciation	64	-	-	-	64
Increase in amortization of lease prepayment	(64)	-	-	-	(64)
No change in profit	-	-	-	-	-

(b) The effect of changes in the above accounting policies on the consolidated balance sheet are as follows:

	HKAS 17 HK$'000	HKAS 32 & HKAS 39 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total effect on adoption of HKFRSs and HKASs HK$'000
	Effect of adopting				
At 1st January, 2005 (audited and restated)					
Decrease in property, plant and equipment	(4,772)	-	-	-	(4,772)
Increase in lease prepayment	4,772	-	-	-	4,772
Decrease in investments in securities	-	(27,193)	-	-	(27,193)
Increase in available-for-sale investments	-	27,193	-	-	27,193
Derecognition of negative goodwill	-	-	-	(28,868)	(28,868)
Recognition of equity component of convertible bonds	-	26,334	-	-	26,334
Increase in deferred tax liabilities	-	5,586	-	-	5,586
Decrease in convertible bonds	-	(20,736)	-	-	(20,736)
Retained profits	-	(11,184)	-	28,868	17,684

	HKAS 17 HK$'000	HKAS 32 & HKAS 39 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total effect on adoption of HKFRSs and HKASs HK$'000
	Effect of adopting				
At 30th June, 2005 (unaudited)					
Decrease in property, plant and equipment	(69,309)	-	-	-	(69,309)
Increase in lease prepayment	69,309	-	-	-	69,309
Decrease in investments in securities	-	(23,259)	-	-	(23,259)
Increase in available-for-sale investments	-	23,259	-	-	23,259
Derecognition of negative goodwill	-	-	-	(28,868)	(28,868)
Increase in bills receivable	-	159,341	-	-	159,341
Increase in discounted bills with recourse	-	159,341	-	-	159,341
Recognition of equity component of convertible bonds	-	26,334	-	-	26,334
Increase in deferred tax liabilities	-	5,586	-	-	5,586
Decrease in convertible bonds	-	(9,552)	-	-	(9,552)
Increase in employee share-based compensation reserve	-	-	3,324	-	3,324
Retained profits	-	(22,368)	(3,324)	28,868	3,176

3. **Segment information**

	Turnover 2005 HK$'000	Turnover 2004 HK$'000	Segment results 2005 HK$'000	Segment results 2004 HK$'000
	Six months period ended 30th June			
By principal activity:				
Manufacturing and trading of:				
Power equipment products	7,889,483	4,711,892	549,588	294,282
Floor care appliances	1,979,827	1,717,292	103,514	80,457
Laser and electronic products	348,018	294,931	70,323	59,379
	10,217,328	6,724,115	723,425	434,118
Amortization of goodwill			-	(17,180)
Release of negative goodwill to income			-	2,152
Profit from operations			723,425	419,090
By geographical market location:				
North America	7,613,796	5,259,245	562,793	366,423
Europe and other countries	2,603,532	1,464,870	160,632	67,695
	10,217,328	6,724,115	723,425	434,118
Amortization of goodwill			-	(17,180)
Release of negative goodwill to income			-	2,152
Profit from operations			723,425	419,090

4. **Profit from operations**

	2005 HK$'000	2004 HK$'000 (As restated)
	Six months period ended 30th June	
Profit from operations has been arrived at after charging (crediting):		
Depreciation and amortization of property, plant and equipment	244,969	160,882
Amortization of lease prepayment	425	64
Amortization of intangible assets	16,756	4,597
Amortization of goodwill	-	17,180
Release of negative goodwill to income	-	(2,152)
Staff costs	1,091,117	646,596

5. **Taxation**

	2005 HK$'000	2004 HK$'000
	Six months period ended 30th June	
The total tax charge comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	22,305	33,531
Overseas Tax	44,770	14,501
Deferred Tax	26,666	(5,355)
	93,741	42,677

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

6. **Earnings per share**

The calculation of the basic and diluted earnings per share attributable to the ordinary shareholders of the Company is based on the following data:

	2005 HK$'000	2004 HK$'000
	Six months period ended 30th June	
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the period attributable to shareholders of the Company	456,362	298,858
Amortization of arrangement fees of convertible bonds	1,834	N/A
Effective interest on convertible component of convertible bonds	9,227	N/A
Earnings for the purpose of diluted earnings per share	467,423	298,858
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,356,152,770	1,328,955,297
Effect of dilutive potential ordinary shares:		
Share options	43,505,459	43,371,852
Convertible bonds	65,922,585	N/A
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,465,580,814	1,372,327,149

7. **Share capital**

	Number of shares 30th June 2005	Number of shares 31st December 2004	Share capital 30th June 2005 HK$'000	Share capital 31st December 2004 HK$'000
Ordinary shares				
Authorized:				
At 1st January of HK$0.10 each (2004: HK$0.20 each)	2,400,000,000	800,000,000	240,000	160,000
Increased in authorized share capital	-	400,000,000	-	80,000
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	-	1,200,000,000	-	-
Shares of HK$0.10 each	2,400,000,000	2,400,000,000	240,000	240,000
Issued and fully paid:				
At 1st January of HK$0.10 each (2004: HK$0.20 each)	1,352,304,652	662,486,826	135,230	132,497
Issued on exercise of share options	6,761,000	34,336,000	677	2,733
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	-	665,481,826	-	-
Shares of HK$0.10 each	1,359,065,652	1,352,304,652	135,907	135,230

On 28th May, 2004, ordinary resolutions were passed by the shareholders of the Company to approve the increase (the "Increase") in the authorized share capital of the Company to HK$240,000,000 and the subdivision (the "Subdivision") of each issued and unissued shares of HK$0.20 each in the authorized share capital into two ordinary shares of HK$0.10 each. The Increase and the Subdivision became effective on 28th and 31st May, 2004 respectively.

The shares issued during the period rank pari passu in all respects with the existing shares.

8. **US Dollar equivalents**

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.0

9. **Comparative figures**

Certain comparative figures have been reclassified to conform with the current period's presentation of the financial statements.

24/F, CDW Building, 388 Castle Peak Road, N.T., Hong Kong Tel: (852) 2402 6888 Fax: (852) 2413 5971 Website: www.ttigroup.com



創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

截至二零零五年六月三十日止六個月期間業績公佈

摘要

	2005 百萬港元	2004 百萬港元	增幅
營業額	10,217	6,724	+52.0%
經營溢利	723	419	+72.6%
本公司股東應佔溢利	456	299	+52.7%
每股盈利－基本（港仙）	33.65	22.49	+49.6%
每股中期股息（港仙）	6.00	4.50	+33.3%

[illegible]

中期股息

[illegible]

管理層之業務研討及分析

[illegible]

業績概要

簡明綜合收入報表（未經審核）

截至二零零五年六月三十日止六個月期間

	附註	2005 千港元	2004 千港元	2005 千美元 (附註8)	2004 千美元 (附註8)
營業額	3	10,217,328	6,724,115	1,309,914	862,066
銷售成本		(7,045,245)	(4,720,044)	(903,235)	(605,134)
毛利		3,172,083	2,004,071	406,679	256,932
其他經營收入		15,083	14,074	1,938	1,804
利息收入		22,693	22,155	2,909	2,840
銷售、分銷、廣告及保用開支		(1,008,271)	(693,737)	(129,265)	(88,941)
行政費用		(1,226,291)	(762,714)	(157,220)	(97,785)
研究及開發費用		(251,860)	(164,759)	(32,292)	(21,123)
經營溢利	4	723,428	419,090	92,744	53,727
財務成本		(149,734)	(58,702)	(19,197)	(7,526)
未計應佔聯營公司業績及除稅前溢利		573,691	360,388	73,549	46,201
應佔聯營公司業績		(2,999)	(626)	(384)	(80)
除稅前溢利		570,692	359,762	73,165	46,121
稅項	5	(93,741)	(42,677)	(12,018)	(5,471)
本期間溢利		476,951	317,085	61,147	40,650
應佔份額：					
本公司股東		456,352	298,858	58,507	38,313
少數股東權益		20,599	18,227	2,640	2,337
本期間溢利		476,951	317,085	61,147	40,650
股息		(169,451)	(118,444)	(21,760)	(15,185)
每股盈利（港仙/美仙）	6				
基本		33.65	22.49	4.31	2.88
攤薄		31.89	21.75	4.09	2.79

簡明綜合資產負債表

於二零零五年六月三十日

[illegible]

財務報表附註（未經審核）

[illegible]


香港置業
HONG KONG PROPERTY
TOWER
ON UNION SQUARE
新思維 啟迪生活建築
國際級設計 歷時恆美
普通單位：833 - 1,563'
複式單位：1,768' - 2,590'
查詢熱線：
2926 3131 • 2926 3366 • 2926 3163
2926 3668 • 2926 1888 • 2926 3636
梁偉明 Ming
助理區域董事
9338 6319

短信網址 可創數十億生意

【本報訊】內地手機用戶數目龐大，周邊產業亦釀不少商機。中國移動通信聯合會就於最近宣布推出類似互聯網的「短信網址」，並期望未來三年註冊用戶可達到100萬個，從而形成數十億元（人民幣，下同）的市場規模。

據新華社報道，昨日中國移動信息化高峰論壇暨百萬企業短信網址工程贈送儀式上，中國移動通信聯合會執行副會長謝麟振指，短信網址技術結合了中國國情，將手機短信的業務模式進行了一個革命性的改變，加快了以移動商務、移動政務等為代表的整個「移動信息化」在全國推廣的進程。

助降使用移動互聯網門檻

所謂短信網址是移動互聯網上用自然語言註冊的網址。用戶使用時，將「短信網址」名稱發送到一個統一號碼即可得到相應的回覆。短信網址降低了企業或機構應用和大眾使用移動互聯網的門檻，能幫助非盈利機構為公眾提供服務，也能幫助企業收集有效客戶資源。通過短信網址，移動用戶（手機或小靈通）可隨時隨地獲取所需的信息、查找、選擇、購買商品等。目前登記「短信網址」需600元，而且每年須繳管理費2,000至3,000元。



亞姐亮相

●加西安「2005亞洲小姐競賽」的20位內地妙齡佳麗，以及來自香港的12位佳麗和上屆冠軍呂晶晶（前排右）、溫梓謙（前排左）昨抵達古城西安，並遊覽了久負盛名的大慈恩寺，吸引了眾多中外遊客。（中通社圖片）

周生生月增一店 谷迪士尼款

周生生持續開拓內地市場，計劃以每月一個銷售點的速度增長，預計明年底門市數目將增加至70間。同時因應香港迪士尼樂園快將開幕，該公司將積極推廣迪士尼卡通人物系列產品。■本報記者 梁家儀



▲周生生集團董事兼副總經理周允成表示，該公司在內地自行發展及管理所有店舖，以確保形象一致。（車耀開攝）

►周生生與DTC合作宣傳鑽飾產品，圖為昨天藝人楊采妮在香港展示重10卡的鑽石項鏈。（中新社圖片）

周生生集團董事兼副總經理周允成表示，迪士尼卡通人物系列在內地銷售幾個月以來，反應不俗。隨着香港迪士尼樂園開幕，消費者熱情高漲，相關產品的銷售有所提升，故他們計劃將更多卡通人物融合設計當中，進一步豐富產品系列的款式。

口味接近港 消費額較低

他又指，內地消費者口味跟香港非常相近，所以中港兩地賣的款式以及產品組合都大同小異，「好多人以為香港流行的款式不適合內地市場，事實並非如此。只是內地消費者多數購買較低價的產品；例如，香港鑽飾以20份最受歡迎，但內地消費者則傾向買10份的鑽飾，所以我們便配合市場需要，在內地選用較小的鑽石來製作同款設計的產品。」

內地覓旗艦店 推廣品

但該公司相信內地仍是未來的發展方向，每個月將再加開一個網點。周允成形容增長幅度是保守的，「珠寶行業很特別，要面對貴金屬、國際貨幣、匯率，好像銀行一樣，需要一套周詳的財務管理系統，另一方面珠寶零售講求形象和信譽，萬一有任何閃失，便難以彌補，所以我們寧願發展慢一點，在內地全部發展和管理自己的店舖，也不會選擇特許經營，然後大規模擴張。」

周生生目前考慮在內地開一間旗艦店，但仍未找到合適店舖。周允成說，每個品牌都希望在內地大城市借旗艦店，來推廣品牌形象，優質店舖供不應求，暫時計劃在開新舖時，多選擇商場角位，或臨街商舖。

擬再夥Forevermark 內地宣傳

提高形象

內地零售市場競爭激烈，在珠寶方面，更是一間貼一間的比拼，周生生則夥拍DTC鑽石貿易公司、黃金協會、白金協會等商業組織，共同宣傳，推高商品銷售。

周生生集團董事兼副總經理周允成說，內地百貨公司動輒有20個珠寶店品牌的專櫃，消費者可以逐家比較，爭奪消費者垂青的關鍵在於產品設計和服務質素。

周生生暫時沒有引入外國品牌首飾。「中國加入世貿組織之後，對珠寶徵收的關稅仍然高達30%，加上17%增值稅和5%銷售稅，一件進口外國品牌首飾比香港貴一半。」

為提高品牌形象，他們經常與其他商業組織共同籌辦珠寶展，其中以香港為全球第一個推出「Forevermark」鑽石產品的DTC，有意選擇內地為下一個主攻市場。

33省市身歷聲

廣東缺油 經濟重傷

市場經濟與計劃經濟如果條界線劃得唔清楚，咁就大鑊之至。咱們有特色社會主義的祖國正面臨一個大問題：汽油價格國家有規定，不准汽油公司任意漲價或減價，如今國際燃油變咗海鮮，天天時價不同。

本來任何資本主義國家都有一條生意的最簡單道理，貴買貴賣。但是咱們由於是用計劃經濟呢種手段管石油，於是石油公司買入的平價貨，到了今天價格飛升，公司可以大大大地撈一筆。可惜的是計劃經濟的政府，不准公司隨意買賣，也不准任意將市價出售貨物賺錢，就係咁，成個廣東省的汽油站都掛出一個「免戰牌」，無油加……

拖垮起飛中經濟

老影集團的老顧問，佢哋都是老一代的無產階級革命家，在佢哋當權時代，行緊嘅係計劃經濟的施政方針。今日，佢哋睇到在飛升的經濟時期，咱祖國居然由兩個副部級的機構石油公司，將祖國的起飛經濟的後腿，牢牢地拖住，唔俾佢哋起飛，即係全省缺油，搞到怨聲載道。

老人家們，個個摩拳擦掌，破口大罵者有之，都說如今那些執政者，個個都要打屁股，俾兩個副部級單位的油公司「玩到攰攰轉」，咁樣成何體統？經濟大省廣東如果久不久玩一鋪「缺油」之類的玩意，咁經濟大省好快「玩完」也矣。

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招標公告
香港房屋委員會
免費熱線電話：
2607 8866

下列各商業單位的月租（不包括差餉及空氣調節費），均照投標所出價訂定（截標日期：2005年9月16日）：

屋邨／苑	舖位編號	大約面積(平方米計)	每月空氣調節費	行業	參考租金
(1)天水圍					
天恩商場	121號	29	1,574.70元	牙醫診所	10,500元
(2)葵涌					
葵涌商場	一樓 116號、	39	1,844.70元	西醫診所	35,000元
	二樓 202號	43	2,033.80元	珠寶金飾	14,000元
(3)荃灣					
梨木樹商場	120號	38	1,892.40元	西醫診所	12,000元

下列各商業單位的月租（不包括差餉），均照投標所出價訂定（截標日期：2005年9月16日）：

屋邨／苑	舖位編號	大約面積(平方米計)	行業	參考租金
(1)葵涌				
荔景邨	[illegible]景樓 2號	55	職業介紹所	5,500元
(2)葵涌				
麗瑤邨	商場大廈 13號	52	牙醫診所	4,500元
(3)[illegible]苑	商場 104號	36	西醫診所	8,000元
(4)美東邨	美東樓 134號	38	西醫診所	3,500元
(5)白田邨	第8座 6號	69	西醫診所	7,900元

屋邨／苑	舖位編號	大約面積(平方米計)	行業	參考租金
(1)葵涌				
荔景邨	日景標準型街市			
	5號	11	魚及海鮮	8,000元
	26號	2.5	涼果、肉乾及糖果	1,500元
(2)沙田				
博康邨	街市 34號	6	蔬菜	3,700元
(3)石硤尾邨	商場地下街市			
	58號	2.5	花卉	730元
	70號	2.5	生果	730元
	71號	2.5	涼果、肉乾及糖果	720元
	72號	2.5	生果	710元
	75號	2.5	生果	730元
	90號	2.5	豆腐及芽菜	800元
	91號	2.5	豆腐及芽菜	770元
	102號	2.5	蔬菜	900元
	108號	2.5	糧油雜貨及餅餌士多	700元
	240號	2.5	生果	750元
	274號	2.5	蔬菜	640元
	276號	2.5	蔬菜	640元
	280號	2.5	蔬菜	580元

下列商業單位的月租（不包括差餉），以繳出標金方式出租（截標日期：2005年9月16日）：

邨／苑	舖位編號	大約面積(平方米計)	月租(不包括差餉)	行業
葵涌				
葵盛西邨	第七座 5號	32	$4,700.00 (由租期開始之日至2006年12月15日) $4,700.00 (由2006年12月16日至租期屆滿之日止)	白米雜貨

投標表格及章程可向九龍橫頭磡南道3號香港房屋委員會客務中心第四層平台房屋署屋邨管理處非住宅（總部）管理小組詢問處或有關的屋邨辦事處索取。投標人士亦可經由房屋委員會網址http://www.housingauthority.gov.hk下載有關表格及章程。表格填妥後須放入信封內，予以封口，信封面寫明所投項目、屋邨／苑或商場名稱及「房屋署屋邨管理處非住宅（總部）管理小組轉交房屋署署長收」，並須於2005年9月16日（星期五）上午10時之前，投入屋邨管理處非住宅（總部）管理小組「房屋委員會商業單位投標箱」內，逾時恕不受理。用其他方式投遞者，本會不負責。

查詢電話：2711 5138

商租賃

房屋署會用協商方式招租部分舖位。對開設連鎖店有經驗的公司，如欲租用面積超過二百五十平方米的單位，可以直接向房屋署提出建議及租用條件，彼此磋商。

查詢詳情，請致電房屋署屋邨管理處非住宅（總部）管理小組（電話號碼：2711 5138）。

另一方面，現商業租戶如有意擴充業務，可商議新租約，詳情請向有關屋邨辦事處查詢。

瀏覽網址：http://www.housingauthority.gov.hk

房屋署署長梁展文

公司條例第三十二章

DORIS LIMITED
多寶有限公司
（在債權人自動清盤中）

清盤人要求債權人證明債項通告

茲通告如下：上述公司之各有關債權人須於二零零五年九月二十日中午十二時或以前呈交清盤人一份債項證明及申報詳細列明下列各項資料：

（一） 債權人或其代表律師之名稱

（二） 債權人或其代表律師之地址

（三） 債項及賠償申請細明表

如有關清盤人書面通知，要求證明其債項，必須親臨或委派其代表律師按址依時出席，否則作放棄其債項追討論。

顧建華
清盤人

香港灣仔告士打道三十八號美國萬通大廈一九零二室

二零零五年九月二日

城市規劃條例（第131章）

青衣分區計劃大綱草圖編號S/TY/20的修訂項目

城市規劃委員會已依據在緊接《2004年城市規劃(修訂)條例》(2004年第25號)生效前有效的《城市規劃條例》（下稱「未修訂條例」）第7(1)條，修訂青衣區的分區計劃大綱草圖。

修訂項目載於修訂項目附表內。附表內對受修訂項目影響的地點的描述僅供一般參考。《青衣分區計劃大綱草圖編號S/TY/21》則較具體地顯示這些地點的確實位置。

依據未修訂條例第7(2)條，修訂項目由本公告首次公布日期起計的三個星期內，即至2005年9月23日止，存放在下列地點，於正常辦公時間內供公眾查閱：

(i) 香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書處；
(ii) 香港北角渣華道333號北角政府合署17樓規劃資料查詢處；
(iii) 新界沙田上禾輋路1號沙田政府合署14樓規劃資料查詢處；
(iv) 新界荃灣西樓角路38號荃灣政府合署27樓荃灣及西九龍規劃處；及
(v) 新界葵涌興芳路166至174號葵興政府合署10樓葵青民政事務處。

按照未修訂條例第7(4)條，任何受如此展示的修訂項目影響的人，可於上述三個星期內，就他對修訂項目所提出的反對，向城市規劃委員會送交陳述書。反對陳述書須送交香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書收。任何人士只可就修訂項目提出反對。

按照未修訂條例第6(2)條，反對陳述書須列明：

(i) 所提反對的性質及理由；以及
(ii) 建議對該草圖的任何修改(如所提反對會因對該草圖的修改而消除的話)。

載有該等修訂項目的《青衣分區計劃大綱草圖編號S/TY/21》的複本，現於香港北角渣華道333號北角政府合署23樓測繪處港島地圖銷售處及九龍彌敦道382號地下測繪處九龍地圖銷售處發售。該圖的電子版可於城市規劃委員會的網頁（http://www.info.gov.hk/tpb）瀏覽。

城市規劃委員會根據在2004年城市規劃(修訂)條例生效前有效的城市規劃條例(第131章) 第7(1)條修訂青衣分區計劃大綱草圖編號S/TY/20的修訂項目附表

I. 就圖則所顯示的事項作出的修訂項目

A1至A3項 - 把青衣西北部的三塊土地納入規劃區內，並劃為「其他指定用途」註明「康樂及與旅遊有關的用途」地帶。

A4項 - 把青衣西北部的一塊土地，由「綠化地帶」改劃為「其他指定用途」註明「康樂及與旅遊有關的用途」地帶。

B項 - 把位於鐵底灣的青嶼幹線觀景台所在地，由「綠化地帶」改劃為「其他指定用途」註明「觀景台」地帶。

C1項 - 把位於長宏邨北面及西面的一塊土地，由「政府、機構或社區」地帶改劃為「綠化地帶」。

C2項 - 把一段寮肚路，由「政府、機構或社區」地帶指定為「道路」用地。

C3項 - 把位於長宏邨西南面的一塊土地，由「政府、機構或社區」及「綠化地帶」改劃為「住宅(甲類)」地帶。

D1項 - 把青衣西路現有的一個加油站，由「政府、機構或社區」改劃為「其他指定用途」註明「加油站」地帶。

D2項 - 把毗鄰青衣西路現有的一個加油站的一塊土地，由「政府、機構或社區」地帶改劃為「綠化地帶」。

E項 - 把位於青荃路北面的一塊土地，由「政府、機構或社區」及「休憩用地」改劃為「政府、機構或社區(1)」地帶。

F1項 - 把位於長康邨西面的一塊土地，由「政府、機構或社區」改劃為「住宅(甲類)」地帶。

F2項 - 把位於長康邨北面及西面的數塊土地，由「住宅(甲類)」及「政府、機構或社區」改劃為「休憩用地」地帶；及由「住宅(甲類)」及「休憩用地」改劃為「政府、機構或社區」地帶。

G項 - 把青衣最高山峰下一幅斜坡，由「綠化地帶」改劃為「具特殊科學價值地點」地帶。

H1項 - 把位於長青橋、翼青橋及青衣大橋下面的一塊土地，由「政府、機構或社區」改劃為「政府、機構或社區(2)」地帶。

H2項 - 把位於青衣交匯處南面的兩幅斜坡，由「政府、機構或社區」地帶及「道路」用地改劃為「其他指定用途」註明「美化市容地帶」地帶。

H3項 - 把位於青衣交匯處東南面的一塊面積細小的土地，由「道路」用地改劃為「政府、機構或社區」地帶。

H4項 - 把位於青衣污水處理廠北面的一幅斜坡及青衣路高架路段下面的一塊狹長的土地，由「其他指定用途」註明「污水處理廠」地帶分別改劃為「其他指定用途」註明「美化市容地帶」地帶及指定為「道路」用地。

J1項 - 把青衣路的一塊土地，由「工業」地帶及「道路」用地改劃為「其他指定用途」註明「與貨櫃有關用途」地帶。

J2項 - 把接近春花落的一塊土地，由「工業」地帶改劃為「綠化地帶」。

K1項 - 把接近青衣西路的一塊狹長的土地，由「其他指定用途」註明「加油站」地帶改劃為「綠化地帶」；及把兩塊狹長的土地，由「綠化地帶」改劃為「其他指定用途」註明「加油站」地帶。

K2項 - 把青衣墟、大王下和涌美老屋村的三塊面積細小的土地，由「休憩用地」及「政府、機構或社區」改劃為「鄉村式發展」地帶。

K3項 - 把位於青荃路高架路段下面的一塊土地，由「道路」用地改劃為「休憩用地」地帶。

K4項 - 把位於青衣市地段第140號附近的數塊土地，由「商業」改劃為「休憩用地」地帶及「其他指定用途」註明「美化市容地帶」；由「商業」及「休憩用地」地帶指定為「道路」用地；及由「休憩用地」改劃為「商業」地帶。

K5項 - 把位於青衣市地段第139號附近的四塊土地，由「其他指定用途」註明「與貨櫃有關用途1」改劃為「政府、機構或社區」地帶；由「其他指定用途」註明「與貨櫃有關用途1」地帶及「道路」用地改劃為「其他指定用途」註明「美化市容地帶」；由「其他指定用途」註明「與貨櫃有關用途1」及「其他指定用途」註明「貨櫃碼頭」地帶指定為「道路」用地；及由「其他指定用途」註明「貨櫃碼頭」改劃為「其他指定用途」註明「與貨櫃有關用途1」地帶。

K6項 - 把位於香港專業教育學院（青衣分校）附近的兩塊土地，由「政府、機構或社區」地帶改劃為「綠化地帶」；及把一塊土地，由「綠化地帶」改劃為「政府、機構或社區」地帶。

K7項 - 把位於青尚里西面的一塊土地，由「其他指定用途」註明「與貨櫃有關用途」改劃為「工業」地帶。

L1項 - 把沿青衣北岸公路的數塊狹長的土地，由「道路」用地改劃為「住宅(甲類)」、「其他指定用途」註明「船廠及依靠海運之工業用途」地帶及「綠化地帶」；及由「其他指定用途」註明「船廠及依靠海運之工業用途」地帶及「綠化地帶」指定為「道路」用地。

L2項 - 把沿青敬路的一塊狹長的土地，由「住宅(甲類)」及「政府、機構或社區」地帶指定為「道路」用地。

L3項 - 把沿長輝路的一塊狹長的土地，由「政府、機構或社區」、「其他指定用途」註明「貨物裝卸區」及「其他指定用途」註明「與貨櫃有關用途1」地帶指定為「道路」用地。

L4項 - 把沿青鴻路、青衣路、青衣航運路、青髙路、青尚路及青尚里的數塊土地，由「道路」用地改劃為「休憩用地」及「其他指定用途」註明「與貨櫃有關用途」地帶；及由「政府、機構或社區」、「休憩用地」、「其他指定用途」註明「貨櫃碼頭」、「其他指定用途」註明「與貨櫃有關用途」及「其他指定用途」註明「化學廢物處理設施」地帶指定為「道路」用地。

II. 就圖則《註釋》作出的修訂項目

(a) 修改《註釋》說明頁，以列明「具特殊科學價值地點」地帶的經常准許或必須向城市規劃委員會申請許可的用途或發展。
(b) 在「政府、機構或社區」地帶「註釋」的「備註」內加入「政府、機構或社區(1)」地帶的規劃意向及發展限制。
(c) 收納「政府、機構或社區(2)」、「其他指定用途」註明「康樂及與旅遊有關的用途」、「其他指定用途」註明「觀景台」、「其他指定用途」註明「美化市容地帶」及「具特殊科學價值地點」地帶的「註釋」。
(d) 略為修訂「工業」地帶的「註釋」，即在第二欄加入「貯油庫、煉油廠及石油化工廠」」用途。

2005年9月2日　　城市規劃委員會



城市規劃條例（第131章）

荃灣西部分區計劃大綱核准圖編號S/TWW/14的修訂

行政長官會同行政會議已行使《城市規劃條例》（下稱「條例」）第12(1)(b)(ii)條所賦予的權力，於2003年12月9日將《荃灣西部分區計劃大綱核准圖編號S/TWW/14》發還城市規劃委員會（下稱「委員會」）以作出修訂。

委員會已按照條例第3條對圖則作出修訂。修訂項目載於修訂項目附表。修訂項目附表內對受修訂項目影響的地點的描述僅供一般參考。《荃灣西部分區計劃大綱草圖編號S/TWW/15》則較具體地顯示受影響地點的確實位置。

顯示有關修訂的《荃灣西部分區計劃大綱草圖編號S/TWW/15》，會根據條例第5條，由2005年8月5日至2005年10月5日的兩個月期間，於正常辦公時間內在下列地點展示，以供公眾查閱：

(i) 香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書處；
(ii) 香港北角渣華道333號北角政府合署17樓規劃資料查詢處；
(iii) 新界沙田上禾輋路1號沙田政府合署14樓規劃資料查詢處；
(iv) 新界荃灣西樓角路38號荃灣政府合署27樓荃灣及西九龍規劃處；
(v) 新界荃灣青山公路174至208號荃灣地鐵站多層停車場大廈1樓荃灣民政事務處；及
(vi) 荃灣沙咀道277號1字樓荃灣鄉事委員會。

按照條例第6(1)條，任何人可就任何有關修訂向委員會作出申述。申述須以書面作出，並須不遲於2005年10月5日送交香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書。

按照條例第6(2)條，申述須示明：

(a) 該申述所關乎的在任何有關修訂內的特定事項；
(b) 該申述的性質及理由；及
(c) 建議對有關草圖作出的修訂(如有的話)。

任何向委員會作出的申述，會根據條例第6(4)條供公眾查閱，直至行政長官會同行政會議根據第9條就有關的草圖作出決定為止。任何打算作出申述的人宜詳閱「城市規劃委員會規劃指引：根據城市規劃條例提交及公布申述、對申述的意見及進一步申述」。上述指引及有關表格樣本可於上述地點(i)至(iv)索取，亦可從委員會的網頁(http://www.info.gov.hk/tpb/)下載。

收納了有關修訂的《荃灣西部分區計劃大綱草圖編號S/TWW/15》的複本，現於香港北角渣華道333號北角政府合署23樓測繪處港島地圖銷售處及九龍彌敦道382號地下測繪處九龍地圖銷售處發售。該圖的電子版可於委員會的網頁瀏覽。

個人資料的聲明

委員會就每宗申述所收到的個人資料會交給委員會秘書及政府部門，以根據條例及相關的城市規劃委員會指引的規定作下列用途：

(a) 處理有關申述，包括公布申述供公眾查閱，同時公布「申述人」的姓名供公眾查閱；以及
(b) 方便「申述人」與委員會秘書/政府部門之間進行聯絡。

城市規劃委員會根據城市規劃條例（第131章）對荃灣西部分區計劃大綱核准圖編號S/TWW/14所作修訂項目附表

I. 就圖則所顯示的事項作出的修訂項目

A項 - 把位於深井新村北面山坡上的一塊土地，由「政府、機構或社區」地帶改劃為「綠化地帶」。

B1項 - 把位於深井屯門公路高架路段下面的一塊土地，由「道路」用地改劃為「其他指定用途」註明「美化市容地帶」。

B2及B3項 - 把位於深井屯門公路高架路段下面的一塊土地，由「道路」用地或「政府、機構或社區」地帶改劃為「政府、機構或社區(1)」地帶。

C項 - 把深井污水處理廠兩面邊沿的一幅水面從「其他指定用途」註明「污水處理廠」地帶刪除。

D項 - 把位於雙仙灣東面海上交通管制站及導航設備和交通控制塔的所在地，由「綠化地帶」改劃為「政府、機構或社區」地帶。

E項 - 調整汀九村的用途地帶界線，即把若干塊狹長土地，由「鄉村式發展」地帶或「綠化地帶」改劃為「住宅(丙類)」地帶；及由「住宅(丙類)」地帶或「綠化地帶」改劃為「鄉村式發展」地帶。

F1項 - 調整青龍頭豪景花園的用途地帶界線，即把若干塊狹長土地，由「綠化地帶」或「未決定用途」地帶改劃為「住宅(乙類)」地帶；及由「住宅(乙類)」地帶改劃為「綠化地帶」或「未決定用途」地帶。

F2項 - 調整深井浪翠園第一至三期及海韻軒的用途地帶界線，即把若干塊狹長土地，由「住宅(乙類)」地帶或「綠化地帶」改劃為「住宅(甲類)」地帶；由「住宅(甲類)」地帶、「鄉村式發展」地帶、「綠化地帶」或「道路」用地改劃為「住宅(乙類)」地帶；由「住宅(甲類)」地帶或「住宅(乙類)」地帶改劃為「綠化地帶」；及由「住宅(甲類)」改劃作「道路」用地。

F3項 - 調整深井海韻臺的用途地帶界線，即把若干小塊狹長土地，由「綠化地帶」改劃為「住宅(甲類)」地帶；及由「住宅(甲類)」地帶改劃為「綠化地帶」。

F4-F16項 - 調整青山公路兩旁若干個住宅用地的用途地帶界線，即把其邊沿若干小塊土地或狹長土地，由「住宅(丙類)」地帶或「住宅(丙類)1」地帶改劃為「綠化地帶」；及由「綠化地帶」改劃為「住宅(丙類)」地帶或「住宅(丙類)1」地帶。

G1項 - 調整青龍頭豪景花園內的政府用地的用途地帶界線，即把其邊沿的狹長土地，由「住宅(乙類)」地帶改劃為「政府、機構或社區」地帶；及由「政府、機構或社區」地帶改劃為「住宅(乙類)」地帶。

G2項 - 調整位於帝華軒東面青龍頭變電站的用途地帶界線，即把一小塊土地，由「政府、機構或社區」地帶改劃為「綠化地帶」。

G3項 - 調整深井濾水廠及配水庫的用途地帶界線，即把其邊沿的若干塊土地，由「政府、機構或社區」地帶改劃為「綠化地帶」；及由「綠化地帶」改劃為「政府、機構或社區」地帶。

G4項 - 調整大欖郊野公園深井管理站的用途地帶界線，即把其邊沿的若干塊土地，由「綠化地帶」改劃為「政府、機構或社區」地帶；及由「政府、機構或社區」地帶改劃為「綠化地帶」。

G5項 - 調整深井原水抽水站的用途地帶界線，即把其邊沿的若干小塊狹長土地，由「政府、機構或社區」地帶改劃為「鄉村式發展」地帶；及由「綠化地帶」或「鄉村式發展」地帶改劃為「政府、機構或社區」地帶。

G6項 - 調整位於海韻臺西面深井消防局暨救護站的用途地帶界線，即把其邊沿的若干塊土地，由「綠化地帶」改劃為「政府、機構或社區」地帶；及由「政府、機構或社區」地帶改劃為「綠化地帶」。

G7項 - 調整位於雙仙灣以東的機場核心計劃展覽中心的用途地帶界線，即把一塊狹長土地，由「其他指定用途」註明「與旅遊及康樂有關的用途」地帶改劃為「綠化地帶」。

G8項 - 調整汀九灣的用途地帶界線，即把若干塊狹長土地，由「住宅(丙類)」地帶或「鄉村式發展」地帶改劃為「休憩用地」地帶。

H項 - 調整嘉龍村西面青山公路—青龍頭路段的界線，即把兩塊狹長的土地，由「道路」用地改劃為「綠化地帶」；及由「綠化地帶」改劃作「道路」用地。

圖則上所顯示的H項修訂，是收納了行政長官會同行政會議於2000年10月10日根據《道路(工程、使用及補償)條例》(第370章)核准的青山公路改善工程(荃灣深井至嘉龍村段)道路方案最新獲核准的相應修訂。核准的道路路線將視為依據《城市規劃條例》第13A條獲城市規劃委員會批准。

II. 就圖則《註釋》作出的修訂項目

(a) 對《註釋》說明頁作出一般修訂，以及擴闊經常准許的用途或發展的範圍。
(b) 根據有關地帶的規劃意向，修訂個別用途地帶的用途表，以及以相應的概括用途名稱歸納性質或規劃影響相若的用途。
(c) 在個別用途地帶的「註釋」內，加入說明該用途地帶的規劃意向。
(d) 對個別用途地帶「註釋」的「備註」作出一般修訂，以清晰地訂明發展限制。
(e) 收納「政府、機構或社區(1)」地帶的《註釋》。

2005年8月5日　　城市規劃委員會

香港特別行政區
高等法院原訴法庭
破產案
2005年第4860宗

關於：債務人　CHAN MEE PING IMELDA（陳美平）
(HKID No. E395XXX(X))

單方呈請人：債權人　POLYCO DEVELOPMENT LIMITED

有關一份於2005年6月30日提交的破產呈請書事宜

特此通知：呈請人POLYCO DEVELOPMENT LIMITED 其地址為香港告士打道38號美國萬通大廈26樓已針對你提交一份破產呈請書，而法院已下令把該份破產呈請書的一份蓋章文本及確認該呈請書內容之誓章的一份蓋章文本連同替代送達令的一份蓋章文本：

（一） 以預付平郵郵遞方式送交香港新界屯門[illegible]13樓3室；及

（二） 將此項通知刊登於一份在香港發行及流通的中文報章一次，即須當作已向你有效及充分送達該份破產呈請書及誓章。

並請注意，上述破產呈請書已定於2005年9月14日星期三上午十時正在法庭進行聆訊，屆時你必須出庭應訊，倘你不到庭，法庭可於你缺席情況下針對你作出破產令。

你可提出申請在法院索閱該破產呈請書。

此致
CHAN MEE PING IMELDA（陳美平）
2005年9月1日

債權人代表律師
[illegible]律師行
香港中環[illegible]打道十一號置地廣場
告羅士打大廈十八樓
電話號碼：2523 8101
檔案編號：PS/G9909-3/03/DTR



e-zone
全港No.1
數碼雜誌
一書四冊
逢周五出版

城市規劃條例（第131章）

牛頭角及九龍灣分區計劃大綱草圖編號S/K13/22的修訂項目

城市規劃委員會已依據在緊接《2004年城市規劃（修訂）條例》（2004年第25號）生效前有效的《城市規劃條例》（下稱「未修訂條例」）第7(1)條，修訂牛頭角及九龍灣區的分區計劃大綱草圖。

修訂項目載於修訂項目附表內。附表內對受修訂項目影響的地點的描述僅供一般參考。《牛頭角及九龍灣分區計劃大綱草圖編號S/K13/23》則較具體地顯示這些地點的確實位置。

依據未修訂條例第7(2)條，修訂項目由本公告首次公布日期起計的三個星期內，即至2005年9月23日止，存放在下列地點，於正常辦公時間內供公眾查閱：

(i) 香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書處；
(ii) 香港北角渣華道333號北角政府合署17樓規劃資料查詢處；
(iii) 新界沙田上禾輋路1號沙田政府合署14樓規劃資料查詢；
(iv) 香港北角渣華道333號北角政府合署14樓九龍規劃處；以及
(v) 九龍同仁街6號觀塘政府合署地庫觀塘民政事務處諮詢服務中心。

按照未修訂條例第7(4)條，任何受如此展示的修訂項目影響的人，可於上述三個星期內，就他對修訂項目所提出的反對，向城市規劃委員會送交陳述書。反對陳述書應送交香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書收。任何人士只可就修訂項目提出反對。

按照未修訂條例第6(2)條，反對陳述書須列明：

(i) 所提反對的性質及理由；以及
(ii) 建議對該草圖的任何修改（如所提反對會因對該草圖的修改而消除的話）。

載有該等修訂項目的《牛頭角及九龍灣分區計劃大綱草圖編號S/K13/23》的複本，現於香港北角渣華道333號北角政府合署23樓測繪處港島地圖銷售處及九龍彌敦道382號地下測繪處九龍地圖銷售處發售。該圖的電子版可於城市規劃委員會的網頁（http://www.info.gov.hk/tpb）瀏覽。

城市規劃委員會根據在2004年城市規劃(修訂)條例生效前有效的城市規劃條例(第131章)第7(1)條修訂牛頭角及九龍灣分區計劃大綱草圖編號S/K13/22的修訂項目附表

I. 就圖則所顯示的事項作出的修訂項目

圖則所顯示的修訂項目A1至E4項與彩雲道及佐敦谷鄰近的道路及發展計劃有關：

A1項 - 把E1、G4及K1道路及觀塘道路旁數塊狹長土地，由「綠化地帶」重新指定為「道路」用地。
A2項 - 把A1、G1、K1、K2、K3、K4道路及坪石遊樂場擬議通道路旁數塊狹長土地，由「政府、機構或社區」地帶重新指定為「道路」用地。
A3項 - 把A1、E2、G1道路及彩霞道路旁數塊狹長土地，由「住宅(甲類)」地帶重新指定為「道路」用地。
A4項 - 把G1道路、彩霞道及觀塘道路旁的三塊狹長土地，由「休憩用地」地帶重新指定為「道路」用地。
B1項 - 把彩霞邨西北面數塊狹長土地，由「休憩用地」地帶改劃為「住宅(甲類)」地帶。
B2項 - 把A1及E1道路路旁及G1道路以北的三塊狹長土地，由「道路」用地重新指定為「住宅(甲類)」地帶。
B3項 - 把K1道路以南的一塊狹長土地，由「政府、機構或社區」地帶改劃為「住宅(甲類)」地帶。
B4項 - 把G4道路以西的兩塊狹長土地，由「綠化地帶」改劃為「住宅(甲類)」地帶。
C1項 - 把彩霞道以西的一塊狹長土地，由「住宅(甲類)」地帶改劃為「休憩用地」地帶。
C2項 - 把G1道路以南的一塊狹長土地，由「政府、機構或社區」地帶改劃為「休憩用地」地帶。
C3項 - 把A1道路及新清水灣道路旁近坪石遊樂場的兩塊狹長土地，由「道路」用地重新指定為「休憩用地」地帶。
D1項 - 把G4道路以北及K4道路附近的兩塊狹長土地，由「綠化地帶」改劃為「政府、機構或社區」地帶。
D2項 - 把G1道路以南的兩塊狹長土地，由「住宅(甲類)」地帶改劃為「政府、機構或社區」地帶。
D3項 - 把G1道路以南的一塊狹長土地，由「休憩用地」地帶改劃為「政府、機構或社區」地帶。
D4項 - 把G1及K1道路路旁數塊狹長土地，由「道路」用地重新指定為「政府、機構或社區」地帶。
[illegible]
E2項 - 把新清水灣道路旁近坪石遊樂場的兩塊草木茂生土地，以及G1道路以南的一幅細小斜坡，由「政府、機構或社區」地帶改劃為「綠化地帶」。
E3項 - 把新清水灣道路旁近坪石遊樂場的一塊草木茂生土地，以及E2及G1道路路旁的兩幅斜坡，由「道路」用地重新指定為「綠化地帶」。
E4項 - 把E2道路路旁的一幅細小斜坡，由「住宅(甲類)」地帶改劃為「綠化地帶」。
F1項 - 把坪石遊樂場附近一個休憩處的西南部，由「政府、機構或社區」地帶改劃為「休憩用地」地帶。
F2項 - 把坪石遊樂場以西兩幅草木茂生的斜坡，由「政府、機構或社區」地帶改劃為「綠化地帶」。
F3項 - 把坪石遊樂場以西兩幅草木茂生的斜坡，由「道路」用地重新指定為「綠化地帶」。
F4項 - 把坪石遊樂場以西兩幅草木茂生的斜坡，由「休憩用地」地帶改劃為「綠化地帶」。
F5項 - 把前香港警察偵緝訓練學校的西部，由「住宅(甲類)」地帶改劃為「政府、機構或社區(2)」地帶。
F6項 - 把前香港警察偵緝訓練學校的北部，由「道路」用地重新指定為「政府、機構或社區(2)」地帶。
F7項 - 把前香港警察偵緝訓練學校的東部，由「政府、機構或社區」地帶改劃為「政府、機構或社區(2)」地帶。
G1項 - 把常怡道、祥業街及啟福道路旁的兩塊狹長土地，由「道路」用地改劃為「其他指定用途」註明「商貿」地帶。
G2項 - 把偉業街路旁的一塊狹長土地，由「休憩用地」地帶改劃為「其他指定用途」註明「商貿」地帶。
G3項 - 把啟福道路旁的一塊狹長土地，由「休憩用地」地帶重新指定為「道路」用地。

II. 就圖則《註釋》作出的修訂項目

在「政府、機構或社區」地帶的「註釋」內加入「備註」，以訂明有關「政府、機構或社區(2)」用地的規劃申請規定。

2005年9月2日　　城市規劃委員會


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城市規劃條例（第131章）

長沙灣分區計劃大綱核准圖編號S/K5/27的修訂項目

行政長官會同行政會議廣已行使《城市規劃條例》（下稱「條例」）第12(1)(b)(ii)條所賦予的權力，於2005年2月1日將《長沙灣分區計劃大綱核准圖編號S/K5/27》發還城市規劃委員會（下稱「委員會」）以作出修訂。

委員會已對圖則作出修訂。修訂項目載於修訂項目附表。修訂項目附表內對受修訂項目影響的地點的描述僅供一般參考。《長沙灣分區計劃大綱草圖編號S/K5/28》則較具體地顯示受影響地點的確實位置。

顯示有關修訂項目的《長沙灣分區計劃大綱草圖編號S/K5/28》，會根據上述條例第5條，由2005年8月12日至2005年10月12日的兩個月期間，於正常辦公時間內在下列地點展示，以供公眾查閱：

(i) 香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書處；
(ii) 香港北角渣華道333號北角政府合署17樓規劃資料查詢處；
(iii) 新界沙田上禾輋路1號沙田政府合署14樓規劃資料查詢處；
(iv) 新界荃灣西樓角路38號荃灣政府合署27樓荃灣及西九龍規劃處；及
(v) 九龍深水埗長沙灣道303號長沙灣政府合署地下深水埗民政事務處。

按照條例第6(1)條，任何人可就任何有關修訂向委員會作出申述。申述應以書面作出，並須不遲於2005年10月12日送交香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書。

按照條例第6(2)條，申述須示明：

(a) 該申述所關乎的在任何有關修訂內的特定事項；
(b) 該申述的性質及理由；及
(c) 建議對有關草圖作出的修訂（如有的話）。

任何向委員會作出的申述，會根據條例第6(4)條供公眾査閱，直至行政長官會同行政會議根據第9條就有關的草圖作出決定為止。任何打算作出申述的人宜詳閱「城市規劃委員會規劃指引：根據城市規劃條例提交及公布申述、對申述的意見及進一步申述」。上述指引及有關表格樣本可於上述地點(i)至(iv)索取，亦可從委員會的網頁（http://www.info.gov.hk/tpb）下載。

由《市區重建局荔枝角道／桂林街及醫局街發展計劃草圖編號S/K5/URA1/1》的展示首次在憲報公布的日期開始，即2005年8月12日，該圖即取代《長沙灣分區計劃大綱核准圖編號S/K5/27》中，與該圖所指定及描述的地區有關的部分。《長沙灣分區計劃大綱草圖編號S/K5/28》上就該發展計劃圖所劃定及描述的地區所作的註明及劃定，僅供參考之用。

收納了有關修訂項目的《長沙灣分區計劃大綱草圖編號S/K5/28》的複本，現於香港北角渣華道333號北角政府合署23樓測繪處港島地圖銷售處及九龍彌敦道382號地下測繪處九龍地圖銷售處發售。該圖的電子版可於委員會的網頁瀏覽。

個人資料的聲明

委員會就每宗申述所收到的個人資料會交給委員會秘書及政府部門，以根據條例及相關的城市規劃委員會規劃指引的規定作下列用途：
(a) 處理有關申述，包括公布申述供公眾查閱，同時公布「申述人」的姓名供公眾查閱；以及
(b) 方便「申述人」與委員會秘書／政府部門之間進行聯絡。

城市規劃委員會根據《城市規劃條例》（第131章）對長沙灣分區計劃大綱核准圖編號S/K5/27所作修訂項目附表

I. 就圖則所顯示的事項作出的修訂項目

A1項 - 把呈祥道以北由福德念佛社佔用的一塊土地，由「綠化地帶」改劃為「政府、機構或社區(1)」地帶。
A2項 - 把呈祥道以北由黃大仙元清閣佔用的一塊土地，由「綠化地帶」改劃為「政府、機構或社區(2)」地帶。
A3項 - 把呈祥道以北由紫霞洞佛堂佔用的一塊土地，由「綠化地帶」改劃為「政府、機構或社區(3)」地帶。
B1項 - 把位於保安道325至329號的一塊土地，由「政府、機構或社區」地帶改劃為「住宅(甲類)1」地帶。
B2項 - 把位於保安道383號的「政府、機構或社區」地帶改劃為「住宅(甲類)2」地帶。
B3項 - 把位於大埔道70號的一塊土地，由「政府、機構或社區」地帶及「道路」用地改劃為「住宅(甲類)3」地帶。
B4項 - 把位於北河街132號的一塊土地，由「政府、機構或社區」地帶改劃為「住宅(甲類)4」地帶。
B5項 - 把位於西洋菜北街215至219號的一塊土地，由「政府、機構或社區」地帶改劃為「住宅(甲類)5」地帶。
C1項 - 把位於歌屋邨以北，即永康街121號的一塊土地，由「綠化地帶」改劃為「政府、機構或社區」地帶。
C2項 - 把位於巴域街45號的一塊土地，由「住宅(甲類)」地帶改劃為「政府、機構或社區」地帶。
D1項 - 把位於九江街的寶血會嘉靈學校以北的一塊狹長土地，由「休憩用地」地帶改劃為「政府、機構或社區」地帶。
D2項 - 把位於寶血會嘉靈學校西南面的一塊狹長土地，由「政府、機構或社區」地帶改劃為「休憩用地」地帶。
D3項 - 把位於寶血會嘉靈學校東南面的一塊狹長土地，由「政府、機構或社區」地帶改劃為「道路」用地。
D4項 - 把位於寶血會嘉靈學校東面和南面的兩塊狹長土地，由「休憩用地」地帶改劃為「道路」用地。

II. 就圖則《註釋》作出的修訂項目

(a) 修改《註釋》說明頁的「任何土地或建築物的現有用途」及「現有建築物」釋義。
(b) 修改「政府、機構或社區」地帶的「註釋」，以納入有關「政府、機構或社區(1)」至「政府、機構或社區(3)」支區的「註釋」部分。
(c) 修改「住宅(甲類)」地帶的「註釋」，以清楚列明指定為「住宅(甲類)1」至「住宅(甲類)4」支區的土地的發展限制。
(d) 略為修訂「住宅(戊類)」地帶及「其他指定用途」註明「商貿」地帶的「註釋」附表II第二欄有關「商店及服務行業」用途的規格。
(e) 略為修訂「休憩用地」地帶的「註釋」內的規劃意向。
(f) 在「其他指定用途」註明「商貿」地帶的「註釋」附表II第二欄加入「私人會所」用途。

2005年8月12日　　城市規劃委員會

城市規劃條例（第131章）

規劃許可申請

依據《城市規劃條例》（下稱「條例」）第16(2D)條，以下附表所載根據該條例第16(1)條提出的規劃申請，現於正常辦公時間內在下列地點供公眾查閱：

(i) 香港北角渣華道333號北角政府合署17樓規劃資料查詢處；
(ii) 新界沙田上禾輋路1號沙田政府合署14樓規劃資料查詢處；及

申請編號A/K3/470, A/KC/313亦額外在下列的地點供公眾查閱

(iii) 新界荃灣西樓角路38號荃灣政府合署27樓荃灣及西九龍規劃處。

按照條例第16(2F)條，任何人可就有關申請向城市規劃委員會（下稱「委員會」）提出意見。意見須述明該意見所關乎的申請編號，並須以書面提出。意見須不遲於2005年9月16日送交香港北角渣華道333號北角政府合署15樓城市規劃委員會秘書。

任何打算提出意見的人宜詳閱「城市規劃委員會規劃指引：根據城市規劃條例公布修訂圖則申請、規劃許可申請，以及就各類申請提交意見」。有關指引可於上述地點，以及委員會的秘書處（香港北角渣華道333號北角政府合署15樓）索取，亦可從委員會的網頁（http://www.info.gov.hk/tpb/）下載。

按照條例第16(2I)條，任何向委員會提出的意見，會於正常辦公時間內在上述地點(i)至(iii)供公眾查閱，直至委員會根據第16(3)條就有關的申請作出考慮為止。

有關申請的位置圖及概括發展規劃摘要，可於上述地點、委員會的秘書處，以及委員會的網頁瀏覽。

個人資料的聲明

委員會就每份意見所收到的個人資料會交給委員會秘書及政府部門，以根據條例及相關的城市規劃委員會規劃指引的規定作以下用途：
(a) 處理這宗申請，包括公布這份意見供公眾查閱，同時公布「提意見人」的姓名供公眾查閱；以及
(b) 方便「提意見人」與委員會秘書及政府部門之間進行聯絡。

附表

申請編號	地點	申請用途
A/K13/204	九龍灣宏開道15號九龍灣工業中心地下3號(部分)	商店及服務行業(7-11便利店)
A/K14/480	觀塘鴻圖道44-46號世紀工商中心地下1-D室(部分)	商店及服務行業(7-11便利店)
A/K3/470	旺角洋松街64-76號長發工業大廈地下空間	商店及服務行業(水電工程和零售商店)
A/KC/313	葵涌葵喜路1-7號振昌工業大廈地下D、E及F室	商店及服務行業(零售商店)
A/ST-KYS/7	沙田觀音山南背村丈量約份第192約地段第82號	新界豁免管制屋宇(小型屋宇)
A/TM-LTYY/130	屯門藍地順達街丈量約份第124約地段第3866號B分段	臨時泥頭車停車場及附屬自助修理工場、辦公室、貯物室及廁所(為期3年)
[illegible]	[illegible]	[illegible]
A/YL-TT/186	元朗大棠丈量約份第118約地段第1427-1431號及第1539號	臨時露天存放建築材料連附屬貨櫃改裝辦公室(為期3年)

2005年8月26日　　城市規劃委員會

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



Melco International Development Limited
新濠國際發展有限公司
（於香港註冊成立之有限公司）
網址：http://www.melco.hk.cn
（股份代號：200）

有關授出位於澳門氹仔之該土地之公佈

本公佈乃根據上市規則第13.09條規定而作出。

茲提述本公司分別於二零零五年三月二十二日及二零零五年六月二日刊發之公佈及通函，內容為有關收購位於澳門氹仔總面積約5,230平方米之土地（「該土地」）旗下權益之主要及關連交易以及有關將該土地之權益注入合營集團之須予披露交易。董事會謹此提供授出該土地特許權之進展之最新資料。於二零零五年六月二十四日，澳門政府發出函件，建議授出該土地之特許權予奇景，該函件內載有該土地之核准用途及可供發展總樓面面積之詳細規格說明，與接納該授出建議時應付之權用土地補償。於二零零五年七月二十一日，奇景原則上接納該書面建議。

[illegible]

本公司將於授出該土地之特許權時另行刊發公佈。

本公佈乃根據上市規則第13.09條規定而作出。

茲提述本公司分別於二零零五年三月二十二日及二零零五年六月二日刊發之公佈及通函（「該通函」），內容為有關收購該土地旗下權益之主要及關連交易以及有關將該土地之權益注入合營集團之須予披露交易。除非文義另有所指，否則本公佈所採用之詞彙與該通函所界定者具有相同涵義。

誠如該通函所載，本公司擬於該土地發展附設博彩設施的豪華酒店，而董事預期將於二零零五年九月一日或以前授出該土地之特許權予奇景。於二零零五年六月二十四日，澳門政府發出函件，建議授出該土地之特許權予奇景，該函件載有該土地之核准用途及可供發展總樓面面積之詳細規格說明，與接納該授出建議（「建議函件」）時應付之權用土地補償。有關建議函件之主要條款詳情，在本公司於二零零五年七月二十二日刊發之通函中披露，並轉載如下：

可發展之總樓面面積：95,837平方米，包括82,704平方米之五星級酒店、合共11,810平方米之停車位及1,323平方米之戶外空間。

租期：於澳門政府在憲報刊登批准該土地具法律約束力之租約當日起計25年，並附設根據澳門法例之適用條文續期更新年期之權利。

租金：於施工期間，奇景每年必須按該土地每平方米30澳門幣（約相等於29.13港元）之價格向澳門政府支付租金合共達156,900澳門幣（約相等於152,330港元）。

於該土地施工完成後，奇景就該土地每年應付之租金將會根據以下價格調整為1,371,890澳門幣（約相等於1,331,932港元）：

就五星級酒店而言，按該土地每平方米15澳門幣（約相等於14.56港元）之價格支付租金；

就酒店停車位而言，按該土地每平方米10澳門幣（約相等於9.71港元）之價格支付租金；及

就戶外空間而言，按該土地每平方米10澳門幣（約相等於9.71港元）之價格支付租金。

政府租金價格將由澳門政府根據若干因素釐定，該等因素包括（其中包括）有關土地用途及可發展面積。根據澳門政府及奇景協定，租金價格將於每五年作出調整，惟澳門政府根據新法規對適用租金作出檢討後，該等新租金將會生效。

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保證按金：奇景必須向澳門政府支付一筆為數156,900澳門幣（約相等於152,330港元）之保證按金，惟可根據有關年度應付之有關租金金額予以調整。該土地施工完成後，該筆保證按金將會在奇景作出申請時發還予奇景。

土地補償：奇景須向澳門政府支付合共149,727,854澳門幣（約相等於145,366,848.54港元）之土地補償，支付方式如下：

i. 於澳門政府接獲奇景所簽立具法律約束力之合約時支付合共50,000,000澳門幣（約相等於48,543,689.32港元）之款項；及

ii. 餘額99,727,854澳門幣（約相等於96,823,159.22港元）連同按5厘年利率計算之利息將按相等金額分四期支付，每半年支付一次；首筆分期款項須於澳門政府在憲報刊登批准該土地具法律約束力之租約當日起計六個月內支付。

轉讓：該土地施工完成前，轉讓奇景在該土地之任何權利及利益前，均須經澳門政府預先批准。

[illegible]

本公司將於授出該土地之特許權時另行刊發公佈。

[illegible]

承董事會命
新濠國際發展有限公司
董事總經理
何猷龍

香港，二零零五年九月一日

創科實業有限公司
（於香港註冊成立之有限公司）
（股份代號：669）

非執行董事之辭任

創科實業有限公司（「本公司」）之董事會（「董事會」）宣佈，浦上彰夫博士（「浦上博士」）將於二零零五年九月一日起因私人理由辭任本公司之非執行董事。

浦上博士已確認彼與董事會間並無意見分歧，亦無任何有關其辭任而須知會本公司股東之事宜。董事會謹此藉此機會就浦上博士對本公司作出之寶貴貢獻謹此致謝。

於本公佈日期，董事會包括四位執行董事：Horst Julius Pudwill 先生、鍾志平先生、陳建華先生及陳志聰先生；一位非執行董事：張定球先生；以及三位獨立非執行董事：Joel Arthur Schleicher 先生、Christopher Patrick Langley 先生及 Manfred Kuhlmann 先生。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零五年九月一日

有關委任清盤人的聆訊公告

香港特別行政區
高等法院
原訟法庭
公司清盤案件
2004年第1187號

公司名稱：駿利製品有限公司（清盤中）

[illegible]

聆訊日期及時間：2005年10月3日（星期一）下午2時30分（六十分鐘聆聽時間）

聆聽地點：香港金鐘金鐘道三十八號高等法院

任何債權人或分擔人皆可出席此聆訊。

鄭碩
共同及各別臨時清盤人

日期：2005年9月2日



如何檢驗新盤附送的實木地板？

可用肉眼仔細看鋪工有



置業安居 逢週六隨《香港經濟日報》附送 另設獨立零售版，每本$6。

食物環境衞生署招標公告

現招標承投下列事宜，投標者必須填具一式三份的投標表格，並將填妥的投標表格放置信封內封密：

招標編號	項目	截標日期
FEHQ 5006/05	為南區大潭篤、土地灣及石澳分區提供鼠蟲防治效益服務	4.10.2005

投標表格可於下列辦事處索取：

(i) 香港灣仔愛群道28號愛群閣1樓食物環境衞生署物料供應組（電話：2923 5335，傳真：2834 8401）；
(ii) 香港皇后大道中99號中環中心地下5號室中西區民政事務處（電話：2189 2819）；以及
(iii) 九龍聯運街30號旺角政府合署地下油尖旺民政事務處（電話：2399 2111）。

有關投標的其他資料，可在下列地址查詢：

香港灣仔愛群道28號愛群閣1樓食物環境衞生署物料供應組（電話：2923 5309，傳真：2834 8401）

互聯網上亦載有進一步資料，網址如下：

http://www.info.gov.hk/fehd/tenders/indexc.html

投標者必須在信封面註明招標編號、投標項目（但不得有任何記認，使人認出投標者的身分）及「政府物流服務署開標委員會主席收」。投標者必須於上述截標日期中午12時前，把投標書放入香港北角渣華道333號北角政府合署地下的「政府物流服務署投標箱」內。逾期的投標概不受理。

香港特別行政區政府不一定採納索價最低的投標書或任何一份投標書，並有權與任何投標者商議批出合約的條款。

批出是項合約的詳情，將刊載於香港特別行政區政府憲報，並在互聯網上公布。

食物環境衞生署署長梁永立

2005年9月2日

WANG ON GROUP LIMITED
（宏安集團有限公司）*

（於百慕達註冊成立之有限公司）
（股份代號：1222）

董事調任

宏安集團有限公司（「本公司」）董事會（「董事會」）欣然宣佈鄧清河先生、游育燕女士及陳振康先生分別調任為本公司主席、副主席及董事總經理，並由二零零五年九月八日起生效。

以下為鄧清河先生、游育燕女士及陳振康先生的履歷簡介。

鄧清河先生，四十三歲，本集團創辦人之一及目前為本公司之執行董事，負責本集團之策略規劃、政策制定及業務拓展，具豐富商業管理經驗。鄧先生亦為位元堂藥業控股有限公司（「位元堂控股」）之主席。除上文所披露者外，鄧先生於過去三年並無於任何其他上市公司出任董事職務。

於本公佈日期，鄧先生持有本公司33,863,277股股份，當中包括個人權益737,226股、由其配偶（本公司副主席游育燕女士）持有的737,224股、由鄧先生全資實益擁有之公司持有的2,696,672股，及由鄧先生作為創立人之鄧氏家族信託持有的29,692,155股。

根據本公司與鄧先生簽訂的服務合約，彼可收取每年約3,800,000港元之酬金。該酬金乃基於彼作為本公司主席兼執行董事之職務釐定。鄧先生之任期須按照本公司細則之規定，在本公司股東週年大會上輪值退任及重選連任。除上文所披露者外，鄧先生與本公司之任何董事、高級管理人員、主要股東或控股股東概無任何關連。

除本公佈所披露者外，就董事會所知，概無任何有關上述調任事宜而須敦請本公司股東注意的事項。

游育燕女士，四十三歲，本集團創辦人之一及目前為本公司之執行董事，負責本集團之整體策略方向、人力資源及行政工作，於人力資源及行政工作累積逾十年經驗。彼為本公司主席鄧清河先生之妻子。除上文所披露者外，游女士於過去三年並無於任何其他上市公司出任董事職務。

於本公佈日期，游女士持有本公司33,863,277股股份，當中包括個人權益737,224股、由其配偶鄧清河先生持有的3,433,898股，及游女士作為受益人之鄧氏家族信託持有的29,692,155股。

根據本公司與游女士簽訂的服務合約，彼可收取每年約2,700,000港元之酬金及房屋津貼最高可達至每月130,000港元，該酬金乃基於彼作為本公司副主席兼執行董事之職務釐定。游女士的任期須按照本公司細則之規定，在本公司股東週年大會上輪值退任及重選連任。除上文所披露者外，游女士與本公司之任何董事、高級管理人員、主要股東或控股股東概無任何關連。

除本公佈所披露者外，就董事會所知，概無任何有關上述調任事宜而須敦請本公司股東注意的事項。

陳振康先生，四十一歲，於一九九七年加入本公司為執行董事，目前負責管理本集團整體營運。陳先生畢業於香港理工大學，持有會計學士學位，並為英國特許會計師公會之資深會員及香港會計師公會之會員，彼兼任位元堂控股董事總經理。除上文所披露者外，陳先生於過去三年並無於任何其他上市公司出任董事職務。

於本公佈日期，陳先生與本公司之任何董事、高級管理人員、主要股東或控股股東概無任何關連，及根據證券及期貨條例第XV部的定義，陳先生概無於本公司股份中擁有任何權益。

根據本公司與陳先生簽訂的服務合約，彼可收取每年約1,500,000港元之酬金及每年本集團經審核綜合除稅後溢利1%之花紅，該酬金乃基於彼作為本公司執行董事之職務釐定。陳先生的任期須按照本公司細則之規定，在本公司股東週年大會上輪值退任及重選連任。

除本公佈所披露者外，就董事會所知，概無任何有關上述調任事宜而須敦請本公司股東注意的事項。

承董事會命
宏安集團有限公司
主席
鄧清河

香港，二零零五年九月八日

於本公佈日期，董事會由三位執行董事鄧清河先生、游育燕女士及陳振康先生，以及四位獨立非執行董事李鵬飛博士、王津先生、蕭炎坤博士及陳健秋先生組成。

** 僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

二零零五年九月八日舉行之股東週年大會投票結果

> 於二零零五年九月八日舉行之股東週年大會上，所有提呈之決議案已獲正式通過。

本公布茲提述本公司於二零零五年七月二十九日刊發之通函（「股東週年大會通函」）。除另有界定外，本公布所採用之詞彙與股東週年大會通函所採用者具相同涵義。

董事會欣然宣佈，於二零零五年九月八日舉行之股東週年大會上，股東週年大會通告所載之所有決議案已獲本公司之股東以舉手表決方式一致通過。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃鍇

香港，二零零五年九月八日

於本公布刊發日期，本公司之執行董事為黃國權先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培儀女士及鄭乃鍇先生；本公司之獨立非執行董事為邱華康先生、劉慕蓉先生及盧文俊先生。

** 僅供識別*

XIN CORPORATION LIMITED
新創綜合企業有限公司

（於百慕達註冊成立之有限公司）
（股份代號：1141）

根據上市規則第13.13條作出披露

> 本公佈乃根據上市規則第13.13條之規定，披露本集團給予有關實體超過本公司市值8%之墊款。

本公佈乃新創綜合企業有限公司（「本公司」，連同其附屬公司「本集團」）根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）第13.13條之規定而刊發。

於二零零五年七月三十一日，本公司之發行股份為82,704,014股。按照二零零五年七月三十一日前五個營業日於聯交所所報之平均收市價為0.295港元計算，本公司於二零零五年七月三十一日之市值約為24,400,000港元。參照本公司截止二零零五年三月三十一日止之年報，本集團之總資產約為156,600,000港元。

根據本集團於二零零五年七月三十一日之管理賬目所示，本集團應收Universal Shipmanagement Pte Ltd之貿易賬款約為2,600,000港元，佔有關百分比率超過8%（定義見上市規則）。墊款指本集團日常業務過程中所產生之應收貿易賬款，並就供應及採購業務給予90天還款期而產生。有關墊款並無抵押及免息。

除上述披露者外，概無根據上市規則第13.13條之披露責任。

代表董事會
主席
勞明智

香港，二零零五年九月八日

於本公佈日期，本公司之董事會由執行董事勞明智先生（主席）、余偉文先生、黃偉盛先生、黃偉傑先生及黃應鈞先生，以及獨立非執行董事黃國華先生、劉瑞華先生及高慶祖先生組成。

** 僅供識別*

自然比人知多啲……
~:-(　代表非常憤怒
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投資理財

飲食知多啲
真係絲襪奶茶?
大家耳熟能詳的絲襪奶茶，是否真的用絲襪沖成?非也，其實沖茶時用的是專用的隔茶袋，只是雪白的茶袋染上茶色，就變成了像女士們啡色的絲襪吧。
輯自經濟日報

九龍建業有限公司
KOWLOON DEVELOPMENT COMPANY LIMITED

（於香港註冊成立之有限公司）
（股份代號：34）

委任執行董事

> 柯沛鈞先生已獲委任為九龍建業有限公司之執行董事，由二零零五年九月九日起生效。

九龍建業有限公司（「本公司」）之董事會欣然公佈柯沛鈞先生（「柯先生」）已獲委任為本公司之執行董事，由二零零五年九月九日起生效。

柯先生，27歲，於二零零三年五月加入本公司出任行政助理。彼持有英國University College London之組合理科學士學位。彼自二零零零年起於多間從事地產發展、證券投資、資訊科技、產品研究及開發等公司取得工作經驗。除上述者外，柯先生於過去三年並無於其他上市公司擔任任何董事職務。

柯先生乃柯為湘先生（本公司主席）及吳志文女士（本公司執行董事）之子；按證券及期貨條例第XV部之界定，(a)彼作為一擁有本公司之352,838,083股股份之全權家族信託之受益人，被視為持有上述股份之權益；及(b)彼作為實益擁有人，被視為持有本公司7,000股股份之權益；合共約為本公司已發行股本之62.26%。

柯先生與本公司訂有服務合約，彼須按照本公司組織章程細則之規定於日後之股東週年大會上輪值告退，並將合乎資格膺選連任。柯先生現時有權收取基本薪金每年520,000港元，其他實物利益及由本公司薪酬委員會經參考彼之工作表現、職務及職責、本公司業績及現行市況後釐定之酌情花紅。

除本公佈所披露者外，概無有關柯先生之委任之其他事宜需敦請本公司股東關注。

承董事會命
九龍建業有限公司
公司秘書
曾玉華

香港，二零零五年九月八日

於公佈日期當日，本公司董事會成員包括三名執行董事，柯為湘先生（主席）、吳志文女士及賴家麟先生；三名非執行董事，Keith Alan Holman先生（副主席）、鄧仲年先生及楊國光先生；及四名獨立非執行董事，周偉偉先生、李樹星先生、陸恭正先生及司徒振中先生。



正視虐兒問題
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熱線電話 2343 2255 或 2755 1122

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈僅供參考，並不構成收購、購買或認購證券之邀請或要約。本公佈並非在美國出售證券之要約。在未有登記或獲豁免登記之情況下，配售股份及認購股份不一定會在美國提呈發售或出售，且倘在美國公開提呈發售配售股份或認購股份，有關要約將會以章程方式提出，而有關章程將可向本公司或銷售證券持有人索取，當中將載有關於本公司及其管理層之詳細資料，以及財務報表。

創科實業有限公司

（於香港註冊成立之有限公司）
（股份代號：669）

配售現有股份 及 認購新股份

聯席主配售代理

Merrill Lynch 美林遠東有限公司　　滙豐 香港上海滙豐銀行有限公司

副配售代理

CLSA Limited

> 於二零零五年九月八日，賣方與配售代理及本公司訂立配售協議，另與本公司訂立認購協議。
>
> 根據配售協議，賣方同意透過配售代理，按每股股份19.25港元之價格配售合共96,000,000股現有股份予不少於六名獨立投資者。根據認購協議，賣方有條件同意按每股股份19.25港元之價格認購合共96,000,000股新股份。
>
> 配售股份（或認購股份）相當於(i)本公佈刊發日期本公司現有已發行股本1,361,898,652股股份約7.05%，以及(ii)經認購事項擴大後本公司已發行股本1,457,898,652股股份約6.58%。
>
> 配售價（或認購價）每股配售股份19.25港元，較最後一個交易日股份在聯交所所報之收市價每股20.00港元折讓約3.75%，另較截至最後一個交易日止（包括當日）最後五個交易日股份在聯交所所報之平均收市價每股19.97港元折讓約3.61%。
>
> 認購事項須待以下條件達成後方可作實：(i)聯交所上市委員會批准認購股份上市及買賣；及(ii)配售事項完成。認購事項之所得款項淨額將約為1,815,000,000港元，該筆款項將用作償還本集團現有債項及用作一般營運資金用途及收購，董事相信會為本集團帶來協同效益之潛在項目。截至本公佈刊發日期，本公司並無就任何潛在收購訂立任何協議，亦無承諾與任何第三方進行與導致訂立上述協議之獨家磋商。
>
> 應本公司之要求，股份、可換股債券及本公司之相關衍生認股權證於二零零五年九月八日下午二時三十分起在聯交所暫停買賣，以待發表本公佈。本公司已申請於二零零五年九月九日上午九時三十分起恢復股份、可換股債券及本公司之相關衍生認股權證在聯交所之買賣。

A.　配售協議

日期：
二零零五年九月八日

訂約方：
賣方、本公司及配售代理。

配售代理：
美林及滙豐銀行共同出任聯席主配售代理，CLSA Limited則出任副配售代理。配售代理一律並非本集團之關連人士或賣方之聯繫人。

承配人：
承配人乃專業、機構及其他投資者（數目不少於六名），彼等本身及其最終實益擁有人一律(i)並非本公司董事（現任及過往十二個月內）、行政總裁或主要股東（定義見上市規則）或彼等之聯繫人或賣方之聯繫人及(ii)屬獨立人士，並非與賣方一致行動（定義見收購守則）。

配售股份：
96,000,000股股份，將當於本公司現有已發行股本約7.05%，以及經認購事項擴大後本公司已發行股本約6.58%。

配售價：
配售價每股配售股份19.25港元，較最後一個交易日股份在聯交所所報之收市價每股20.00港元折讓約3.75%，另較截至最後一個交易日止（包括當日）最後五個交易日股份在聯交所所報之平均收市價每股19.97港元折讓約3.61%。配售價淨額為每股股份18.9131港元，即扣除開支後之配售價。

配售價乃本公司與配售代理按公平原則磋商釐定。董事（包括獨立非執行董事）認為配售價屬公平合理。

配售股份之權利：
配售股份出售時不會附帶任何第三方權利、留置權、押記、衡平權益及任何負擔，並將連同其附帶之一切權利出售，包括有權收取於截止日期以後所宣佈、作出或支付之一切股息及分派。

配售事項之條件：
配售事項須待以下條件達成後，方為完成，其中包括：

(i)　賣方與本公司訂立認購協議，且認購協議之各項條件（與配售協議成為無條件及完成有關之任何條件除外）均已按照認購協議之條款達成或獲豁免；及

(ii)　於配售事項完成前，各配售代理並無發現賣方及本公司違反彼等各自作出之陳述、保證及承諾。

完成配售事項：
配售事項須於截止日期或之前完成。

禁售承諾：
本公司已根據配售協議向配售代理承諾，自配售協議訂立日期起及於配售協議訂立日期後九十日期間內，其將不會，而賣方已向配售代理承諾，將促使本公司不會在未經配售代理事先書面同意前，發行、提呈、借出、出售、訂約出售、抵押、授出購股權以購買或以其他方式出售任何股份（或可轉換為或交換為股份之任何證券），或訂立經濟效果類似銷出售之交易（包括衍生工具交易），或訂立任何掉期或類似協議，以轉讓（全部或部份）股份擁有權之經濟風險，不論上文所述任何該等交易是否將以交付股份或該等其他證券、以現金或以其他方式償付代價；或公佈有意發行、提呈、借出、出售、訂約出售、抵押任何股份、授出以購買或以其他方式出售任何股份的購股權（或可轉換為或交換為股份或附帶權利認購或購買股份之任何證券），或訂立任何掉期或與上文所述類似之協議或於任何存託單據安排存入任何股份（或可轉換為或交換為股份之任何證券），惟不包括(i)根據配售協議出售配售股份；(ii)根據認購協議之條款發行及配發新股份；(iii)因行使可購買或認購股份之認股權證，或因轉換可換股債券及其他可轉換為股份之證券而發行股份（該等認股權證及證券為於認購協議訂立日期於市場流通者）；(iv)根據一般為一名或以上之僱員而設或法律規定之任何僱員購股權計劃或安排直接或間接向本公司、其附屬公司及／或聯營公司之僱員（包括董事）或前僱員或與該等僱員（包括董事）或前僱員有關連之人士發行、授出、配發、分配、修訂或授出股份（或可轉換為或交換為股份或附帶權利認購或購買股份之任何證券）；及(v)就本集團收購一家公司或業務以現金以外之方式償付代價而根據本公司於二零零五年五月三十日舉行之股東週年大會上授予董事之一般授權而發行及配發股份（不得超過本公司於對上一屆股東週年大會舉行日期已發行股本面值總額10%）。

賣方已根據配售協議向配售代理承諾，自配售協議訂立日期起及於配售協議訂立日期後九十日期間內，並且在配售事項得以完成之情況下，其將不會在未經配售代理事先書面同意前，提呈、借出、出售、訂約出售、抵押、授出購股權以購買或以其他方式出售任何股份（或可轉換為或交換為股份之任何證券），或訂立經濟效果類似銷出售之交易（包括衍生工具交易），或訂立任何掉期或類似協議，以轉讓（全部或部份）股份擁有權之經濟風險，不論上文所述任何該等交易是否將以交付股份或該等其他證券、以現金或以其他方式償付代價；或公佈有意提呈、借出、出售、訂約出售、抵押任何股份、授出以購買或以其他方式出售任何股份的購股權（或可轉換為或交換為股份或附帶權利認購或購買股份之任何證券），或訂立任何掉期或與上文所述類似之協議或於任何存託單據安排存入任何股份（或可轉換為或交換為股份之任何證券）。

此外，根據Pudwill先生、鍾先生、Cordless及配售代理於二零零五年九月八日訂立之另一份協議：

(i)　Cordless已向配售代理承諾，於配售協議訂立日期起九十日期間內，其將不會，而Pudwill先生及鍾先生已各自向配售代理承諾，將促使Cordless不會在未經配售代理事先書面同意前，發行、提呈、借出、出售、訂約出售、抵押、授出購股權以購買或以其他方式出售任何股份（或可轉換為或交換為股份之任何證券），或訂立經濟效果類似銷出售之交易（包括衍生工具交易），或訂立任何掉期或類似協議，以轉讓（全部或部份）股份擁有權之經濟風險，不論上文所述任何該等交易是否將以交付股份或該等其他證券、以現金或以其他方式償付代價；或公佈有意發行、提呈、借出、出售、訂約出售、抵押任何股份、授出以購買或以其他方式出售任何股份的購股權（或可轉換為或交換為股份或附帶權利認購或購買股份之任何證券），或訂立任何掉期或與上文所述類似之協議或於任何存託單據安排存入任何股份（或可轉換為或交換為股份之任何證券）；及

(ii)　Pudwill先生及鍾先生已各自向配售代理進一步承諾，於配售協議訂立日期起九十日期間內，彼等本身或受其控制之任何人士或代其行動之任何人士將不會在未經配售代理事先書面同意前，直接或間接提呈、借出、出售、訂約出售、抵押、授出購股權以購買或以其他方式出售任何股份（或可轉換為或交換為股份之任何證券），或訂立經濟效果類似銷出售之交易（包括衍生工具交易），或訂立任何掉期或類似協議，以轉讓（全部或部份）股份擁有權之經濟風險，不論上文所述任何該等交易是否將以交付股份或該等其他證券、以現金或以其他方式償付代價；或公佈有意提呈、借出、出售、訂約出售、抵押任何股份、授出以購買或以其他方式出售任何股份的購股權（或可轉換為或交換為股份或附帶權利認購或購買股份之任何證券），或訂立任何掉期或與上文所述類似之協議或於任何存託單據安排存入任何股份（或可轉換為或交換為股份之任何證券），惟不包括根據配售協議出售配售股份。

B.　認購協議

日期：
二零零五年九月八日

訂約方：
賣方及本公司。

認購股份：
96,000,000股股份，將當於本公司現有已發行股本約7.05%，或經認購事項擴大後本公司已發行股本約6.58%。

認購股份將根據於二零零五年五月三十日舉行之本公司股東週年大會上授予董事之一般授權而發行，上限為於股東週年大會上通過決議案當日之已發行股份面值總額之10%。本公司於決議案當日（即二零零五年五月三十日）之已發行股本面值為135,764,965.20港元（或1,357,649,652股股份）。

認購價：
認購價為每股股份19.25港元，與配售價相同。認購價淨額為每股股份18.9131港元，即扣除開支後之認購價。認購事項完成後之所得款項淨額將約為1,815,000,000港元，即認購價扣除配售事項有關開支後之金額，本公司亦會支付認購事項之成本及開支。

認購股份之地位：
繳足股款之認購股份將與現有股份享有同等地位，包括有權收取於認購股份發行日期以後所宣佈、作出或支付之股息及其他分派。

認購事項之條件：
認購事項須待以下條件達成後，方為完成（其中包括）：

(a)　配售事項完成；及

(b)　聯交所上市委員會批准認購股份上市及買賣。

本公司將向聯交所申請批准認購股份上市及買賣。

認購事項完成：
認購協議之條件預期將於二零零五年九月二十二日（或本公司與賣方可能協定之較後日期）或之前達成，認購事項須於賣方接獲已達成認購協議條件之通知書後兩日內完成。

倘認購事項未能於配售協議訂立日期後十四日內完成，認購事項及配售事項將須符合上市規則項下一切有關關連交易之規定，而認購事項及配售事項將須於取得本公司獨立股東授出之股東批准後方為完成。

C.　股權架構

下表為本公司於(i)本公佈刊發日期、(ii)緊接配售事項完成後及(iii)緊接配售事項及認購事項完成後之股權架構：

	於本公佈刊發日期 股份	概約百分比	緊接配售事項完成後 股份	概約百分比	緊接配售事項及認購事項完成後 股份	概約百分比
董事						
賣方及賣方之一致行動人士(1)	413,651,742	30.37	317,651,742	23.32	413,651,742	28.37
其他董事(2)	3,450,000	0.25	3,450,000	0.25	3,450,000	0.24
其他公眾股東	944,796,910	69.38	1,040,796,910	76.43	1,040,796,910	71.39
總計	1,361,898,652	100.00	1,361,898,652	100.00	1,457,898,652	100.00

附註：

(1)　該等人士包括賣方、Cordless、Pudwill先生、鍾先生及彼等各自之配偶，即Barbara Pudwill及Li Oi King，於本公佈刊發日期，彼等於本公司分別直接持有183,584,764股股份、37,075,030股股份、76,554,000股股份、113,541,948股股份、760,000股股份及136,000股股份。

(2)　其他董事包括陳建華、陳志聰、張定球、Christopher Patrick Langley及Joel Arthur Schleicher，彼等分別持有730,000股股份、200,000股股份、1,920,000股股份、400,000股股份及200,000股股份。

D.　進行配售事項及認購事項之理由

董事（包括獨立非執行董事）認為配售事項及認購事項屬本公司籌集資金之良機，同此同時亦可擴大本公司之股東及資本基礎。

認購事項之所得款項淨額將約為1,815,000,000港元，其中約907,500,000港元將用作償還本集團現有債項，另約907,500,000港元擬作一般營運資金用途及收購董事相信會為本集團帶來協同效益之潛在項目。截至本公佈刊發日期，本公司並無就任何潛在收購訂立任何協議，亦無承諾與任何第三方進行將導致訂立上述協議之獨家磋商。

於緊接本公佈刊發日期前十二個月內，本公司並無透過發行股本證券籌集任何資金。

E.　一般事項

本公司為一家控股公司，其附屬公司從事製造及貿易電動及電子產品。

應本公司之要求，股份、可換股債券及本公司之相關衍生認股權證於二零零五年九月八日下午二時三十分起在聯交所暫停買賣，以待發表本公佈。本公司已申請於二零零五年九月九日上午九時三十分起恢復股份、可換股債券及本公司之相關衍生認股權證在聯交所之買賣。

F.　釋義

於本公佈內，除非文義另有所指，否則下列詞彙具備以下涵義：

「聯繫人」	具有上市規則所賦予之涵義
「董事會」	董事會
「截止日期」	二零零五年九月十二日或賣方與聯席配售代理（代表配售代理）協定的其他日期
「副配售代理」	CLSA Limited
「本公司」	創科實業有限公司，一家在香港註冊成立之上市有限公司，其股份在聯交所上市
「關連人士」	具有上市規則所賦予之涵義
「可換股債券」	本公司發行並於二零一零年到期之140,000,000美元零息可換股債券，根據於二零零四年七月八日訂立之信託契據設立，其持有人有權（其中包括）按目前轉換價每股股份16.56港元將債券轉換為股份
「Cordless」	Cordless Industries Company Limited，一家在香港註冊成立之有限公司，由Pudwill先生及鍾先生分別實益擁有70%及30%權益
「董事」	本公司董事
「本集團」	本公司及其附屬公司
「香港」	中華人民共和國香港特別行政區
「滙豐銀行」	香港上海滙豐銀行有限公司
「聯席主配售代理」	美林及滙豐銀行
「最後一個交易日」	二零零五年九月七日，即股份於本公司刊發日期前在聯交所買賣之最後一個完整交易日
「上市規則」	聯交所證券上市規則
「美林」	美林遠東有限公司
「鍾先生」	本公司集團董事總經理鍾志平
「Pudwill先生」	本公司主席兼行政總裁Horst Julius Pudwill
「配售事項」	由配售代理或其代表配售，以及（如適用）由配售代理作為受託人購入配售股份，須按配售協議所述之條款進行並受其規限
「配售代理」	聯席配售代理及副配售代理
「配售協議」	賣方、本公司及配售代理於二零零五年九月八日就配售事項訂立之配售協議
「配售價」	每股配售股份19.25港元
「配售股份」	賣方實益擁有並將根據配售協議配售之股份合共96,000,000股
「股份」	本公司股本中每股0.10港元之普通股
「股東」	股份持有人
「聯交所」	香港聯合交易所有限公司
「認購事項」	賣方根據認購協議認購96,000,000股新股份
「認購協議」	本公司與賣方於二零零五年九月八日就認購事項訂立之認購協議
「認購價」	每股認購股份19.25港元
「認購股份」	賣方將根據認購協議認購之股份合共96,000,000股
「收購守則」	香港公司收購及合併守則
「賣方」	Sunning Inc.，一家於利比里亞註冊成立之有限公司，其股份由Pudwill先生全資擁有
「港元」	港元，香港法定貨幣
「%」	百分比

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零五年九月八日

於本公佈刊發日期，董事會包括四名執行董事：Horst Julius Pudwill、鍾志平、陳建華及陳志聰；一名非執行董事：張定球；以及三名獨立非執行董事：Christopher Patrick Langley、Joel Arthur Schleicher及Manfred Kuhlmann。

各董事就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，以致本公佈之任何內容有所誤導。

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公布全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

Hong Chang Group Limited
鴻昌集團有限公司*
(於英屬處女群島註冊成立之有限公司)



捷美能源控股有限公司
GeoMaxima Energy Holdings Limited
(於百慕達註冊成立之有限公司)
(股份代號：00702)

聯合公佈

金利豐證券有限公司

代表
鴻昌集團有限公司
就收購捷美能源控股有限公司全部已發行股份
(鴻昌集團有限公司及其一致行動人士已擁有之股份除外)
及註銷捷美能源控股有限公司全部尚未行使之購股權
提出之無條件強制現金收購建議

恢復股份買賣

鴻昌集團有限公司之財務顧問

金利豐財務顧問有限公司

於2005年8月29日，鴻昌分別向承押人及孫先生收購999股中國捷美股份及1股中國捷美股份，分別佔中國捷美已發行股本99.9%及0.1%。收購事項導致本公司之控權股東中國捷美之持股權有變。

緊接收購事項前，鴻昌或其一致行動人士概無擁有或控制任何股份，亦無擁有可收購股份之購股權。除收購事項外，該等人士於本公佈日期前六個月內概無擁有任何股份或買賣任何股份。緊隨收購事項後，鴻昌及其一致行動人士合共擁有1,662,795,650股股份，佔本公司已發行股本約54.85%。因此，根據收購守則第26.1條，鴻昌須就鴻昌及其一致行動人士尚未擁有之全部已發行股份提出無條件強制現金收購建議。根據收購守則第13條，鴻昌亦須就所有尚未行使之購股權提出相若之收購建議。收購建議在各方面概無附帶條件。

遵照收購守則，金利豐證券將代表鴻昌按下列基準提出收購建議：

就每股股份 現金0.0362港元

就註銷每份尚未行使之購股權 現金0.0001港元

股份收購價較：(i)最後交易日在聯交所所報股份收市價每股0.055港元折讓約34.18%；(ii)截至及包括最後交易日止對上5個交易日之股份平均收市價每股0.059港元折讓約38.64%；(iii)截至及包括最後交易日止對上10個交易日之股份平均收市價每股0.060港元折讓約39.67%；及(iv)2004年12月31日之每股股份經審核綜合資產淨值約0.116港元(根據本公佈日期之已發行股份3,031,583,936股計算)折讓約68.79%。

倘若收購建議獲全面接納，鴻昌根據股份收購建議及購股權收購建議應付之總代價分別約為49,550,136港元及8,800港元。

收購建議之主要條款載列於下文「收購建議之主要條款」一節。

鴻昌將盡最大努力維持本公司在聯交所之上市地位。鴻昌無意使本公司私有化。鴻昌及其唯一董事已向聯交所承諾，於緊隨收購建議截止後，鴻昌將會(而其唯一董事將促使鴻昌)盡最大努力確保股份之公眾持股量符合上市規則規定，維持在最少25%之水平。

聯交所已聲明，倘於收購建議結束時，公眾人士持有之股份少於25%，或倘聯交所相信：

- 股份買賣出現或可能出現虛市情況；或
- 公眾持有之股份不足以維持有秩序之市場，則聯交所將考慮行使酌情權暫停股份買賣。就此而言，務請注意於收購事項完成時，或會出現公眾持股量不足之情況。因此，股份之買賣或會遭到暫停，直至公眾持股量回復至規定之水平為止。鴻昌及其唯一董事已向聯交所承諾，其將採取適當之步驟，確保股份有足夠之公眾持股量以維持上市地位。倘本公司繼續於聯交所主板上市，聯交所將密切監察本公司日後之資產收購或出售事宜。聯交所亦表明，其擁有酌情權要求本公司向股東刊發公佈及通函，而不論任何建議交易之規模，尤其當該等建議交易偏離本公司之主要業務。聯交所亦有權彙集本公司之連串股份收購或出售事項，而任何有關交易可能會導致本公司被視為新上市申請人，並須遵守上市規則所載對新申請人之規定。

遵照收購守則第8.2條，綜合收購文件將於本公佈日期起計21日內(或執行理事可能批准之較後日期)寄發予股東及購股權持有人。綜合收購文件將載入(其中包括)收購建議之條款、相關之接納及過戶表格，以及獨立董事委員會及獨立財務顧問之意見書。

忠告

於收購建議期間，股東及投資者買賣股份時務請審慎行事，如有疑問，彼等務請諮詢專業顧問。

暫停及恢復股份買賣

應本公司之要求，股份已於2005年8月25日上午九時三十分起在聯交所暫停買賣，以待本公佈之發表。本公司已向聯交所申請於2005年9月9日上午九時三十分起恢復股份之買賣。

緒言

董事謹此宣佈，本公司之控權股東中國捷美之持股權有變。於本公佈日期，中國捷美持有1,662,795,650股股份，佔本公司已發行股本約54.85%。

緊接收購事項前，中國捷美之已發行股本由本公司前任主席兼前執行董事孫先生全資實益擁有。

於2005年8月29日，鴻昌(i)以代價41,999,992.20港元向999股中國捷美股份之承押人(「承押人」)收購999股中國捷美股份，佔中國捷美已發行股本99.9%；及(ii)以1.00美元(折合約7.80港元)之象徵式代價向孫先生收購1股中國捷美股份，佔中國捷美已發行股本0.1%。收購事項之代價乃交易各方經公平磋商後釐定。

承押人為一名獨立第三方，與孫先生、邢女士、鴻昌、本公司或其任何附屬公司之董事、主要行政人員、主要股東或彼等各自之聯繫人士概無關連，亦非一致行動。

該999股中國捷美股份是因發生貸款文件項下之違約事項而根據承押人行使出售權力予以出售。貸款文件由孫先生(作為抵押人)與承押人(作為貸款人)於2004年7月28日訂立，據此，孫先生已抵押999股中國捷美股份予承押人，作為孫先生就承押人向其墊支總數約人民幣120,000,000元貸款之責任擔保。由於承押人出售999股中國捷美股份，孫先生亦以1.00美元之象徵式代價交出1股中國捷美股份予鴻昌。

無條件強制現金收購建議

緊接收購事項前，鴻昌或其一致行動人士概無擁有或控制任何股份，亦無擁有可收購股份之購股權。除收購事項外，該等人士於本公佈日期前六個月內概無擁有任何股份或買賣任何股份。緊隨收購事項後，鴻昌及其一致行動人士合共擁有1,662,795,650股股份，佔本公司已發行股本約54.85%。因此，根據收購守則第26.1條，鴻昌須就鴻昌及其一致行動人士尚未擁有之全部已發行股份提出無條件強制現金收購建議。根據收購守則第13條，鴻昌亦須就所有尚未行使之購股權提出相若之收購建議。

股東並無向鴻昌承諾接納收購建議，亦無任何人士與鴻昌、本公司或其各自之聯繫人士(定義見收購守則)作出收購守則第22條註釋8第3段所述類別之安排。收購建議在各方面概無附帶條件。

收購建議之主要條款

股份收購建議

遵照收購守則，金利豐證券將代表鴻昌按下列基準提出股份收購建議：

就每股股份 現金0.0362港元

購股權收購建議

遵照收購守則，金利豐證券將代表鴻昌按下列基準提出購股權收購建議：

就註銷每份尚未行使之購股權 現金0.0001港元

於本公佈日期，本公司已根據購股權計劃授出88,000,000份尚未行使之購股權。倘該88,000,000份購股權全數被行使，將導致發行額外88,000,000股股份。由於未行使購股權之行使價為每份0.698港元，而股份於最後交易日之收市價為0.055港元，故該等購股權現為「價外」，因此，購股權收購價僅為象徵式代價每份購股權現金0.0001港元。

除上述者外，本公司概無其他未行使之可換股證券、期權、衍生工具或認股權證，亦無訂立任何協議發行任何本公司之可換股證券、期權、認股權證或衍生工具。

鑑於股份收購價接近0.01港元之下限，視乎收購建議截止後之股份價格水平，本公司將考慮採取適當步驟以遵守上市規則第13.64條之規定。

價值之比較

股份收購價為0.0362港元，乃根據鴻昌就999股中國捷美股份及1股中國捷美股份分別支付之代價41,999,992.20港元及1.00美元(折合約7.80港元)，以及鴻昌承擔中國捷美結欠金利豐證券之未償還債務(於2005年8月28日為數18,103,567.08港元)而定出。

股份收購價較：

1. 最後交易日在聯交所所報股份收市價每股0.055港元折讓約34.18%；
2. 截至及包括最後交易日止對上5個交易日之股份平均收市價每股0.059港元折讓約38.64%；
3. 截至及包括最後交易日止對上10個交易日之股份平均收市價每股0.060港元折讓約39.67%；及
4. 2004年12月31日之每股股份經審核綜合資產淨值約0.116港元(根據本公佈日期之已發行股份3,031,583,936股計算)折讓約68.79%。

股份最高及最低收市價

緊接最後交易日前之6個月期間，股份在聯交所成交之最高及最低收市價分別為每股0.091港元(於2005年3月1日錄得)及每股0.055港元(於2005年8月24日錄得)。

總代價

於本公佈日期之已發行股份總數為3,031,583,936股(其中1,662,795,650股股份乃鴻昌及其一致行動人士擁有)。本公司亦有88,000,000份未行使購股權。假設本公司之已發行股本保持不變，按每股0.0362港元之股份收購價計算，本公司全部已發行股本之價值估定為約109,743,338港元，而股份收購建議所涉股份之價值則估定為約49,550,136港元。按註銷每份未行使購股權之購股權收購價為0.0001港元計算，全部88,000,000份未行使購股權之價值被估定為約8,800港元。

按照上文所述，倘若收購建議獲全面接納，鴻昌根據股份收購建議及購股權收購建議應付之總代價分別約為49,550,135港元及8,800港元。

收購建議將全數以金利豐證券授予鴻昌之信貸融資撥付。財務顧問信納鴻昌具備足夠財務資源應付收購建議獲全數接納下之資金需要。

買賣

除收購事項外，鴻昌或其一致行動人士於緊接本公佈日期前6個月內概無買賣任何股份。

接納收購建議之效果

有關股份及購股權持有人一旦接納收購建議，即被視為該名人士保證彼根據收購建議所出售之所有相關股份或購股權，將由彼作為實益擁有人出售，及概不附帶一切留置權、抵押、期權、索償、衡平權、不利權益、第三者權利或任何產權負擔，並附有所有應計或附帶之權利，包括但不限於(就股份而言)收取於本公佈日期或之後所宣派、作出或撥付之所有股息及分派(如有)。

根據購股權收購建議之條款，購股權連同其附帶之一切權利將全數予以註銷及作廢。

付款

應向接納收購建議人士支付之現金款項將於鴻昌收到有關所有權文件以使到該等接納完整及有效當日起計10日內支付。

印花稅

接納股份收購建議將導致須繳付賣方從價印花稅，稅款為就有關接納應付之股款或股份市價(以較高者為準)之0.1%，並會自應付予接納股份收購建議之股東之款項中扣除。收購人將負責其於買方從價印花稅之所佔部份(為就有關接納應付之股款或股份市價(以較高者為準)之0.1%)，並將會負責向香港印花稅署申報繳付就買賣股份應付之印花稅。

購股權持有人無須為接納購股權收購建議而繳納印花稅。

於收購事項後本公司持股權之變動

本公司持股權之變動載列如下：

股東	收購事項前之持股權 股份數目	概約百分比	收購事項後之持股權 股份數目	概約百分比
孫先生 *(附註1)*	1,771,159,586	58.42%	108,363,936	3.57%
邢女士 *(附註2)*	-	0.00%	1,662,795,650	54.85%
郭挺先生 *(附註3)*	3,000,000	0.10%	3,000,000	0.10%
公眾人士	1,257,424,350	41.48%	1,257,424,350	41.48%
合計	3,031,583,936	100.00%	3,031,583,936	100.00%

附註：

1. 孫先生於收購事項前持有之1,771,159,586股股份中，1,662,795,650股股份乃透過中國捷美持有，其為一家於收購事項前由孫先生實益全資擁有之公司。其餘108,363,936股股份乃孫先生個人持有，該108,363,936股餘下股份並非貸款文件項下之抵押品。於本公佈日期，孫先生並無表示其對餘下股份之意向。
2. 該等股份由鴻昌持有，而鴻昌乃邢女士實益全資擁有。
3. 郭挺先生為本公司主席兼執行董事。

本集團之資料

本公司為於百慕達註冊成立之有限責任公司。本公司之主要業務為投資控股，而本集團則主要經營原油運輸、儲存及卸油服務，經營天然氣管道網絡及供應汽車用天然氣及液化石油氣的補給站，及銷售罐裝液化石油氣(「液化石油氣」)。

鴻昌之資料

鴻昌為一家於2004年6月8日在英屬處女群島註冊成立之投資控股公司，其唯一目的為持有銷售股份。鴻昌由邢女士全資實益擁有，彼乃鴻昌之唯一董事。

邢女士在中國東北地區之物業投資及能源相關項目顧問業務方面擁有豐富經驗。彼1982年1月畢業於中國吉林大學，獲計算機科學學士學位。邢女士自2001年2月起一直經營本身之顧問公司業務，並於中國香港及深圳設有辦事處。創業前，彼於1982年2月至1984年10月在中國鐵道部計算所工作超過2年，並於1984年10月至2001年2月在中國吉林市經貿委工作超過16年，建立起廣泛之聯繫及人脈網絡。

於收購事項前，鴻昌及邢女士均為獨立第三方。

鴻昌對本公司之意向

鴻昌擬繼續經營本集團之現有主要業務，該等業務包括(但不限於)原油運輸、儲存及卸收服務、經營天然氣管道網絡及供應汽車用天然氣及液化石油氣的補給站，以及銷售罐裝液化石油氣，但將會於適當時候對現有業務活動及資產進行檢討。此外，其將考慮物色合適之新投資機會，以進一步發展本集團業務，惟目前並無確定任何特定目標。鴻昌無意亦無即時計劃向本集團注入任何資產或出售本集團任何資產。

視乎本集團當時之財政狀況，鴻昌將為本集團提供額外財政支持，使本集團能夠應付到期財務責任。

維持股份之上市地位

鴻昌將盡最大努力維持本公司在聯交所之上市地位。鴻昌無意使本公司私有化。鴻昌及其唯一董事已向聯交所承諾，緊隨收購建議截止後，鴻昌將會(而其唯一董事將促使鴻昌)盡最大努力確保股份之公眾持股量符合上市規則規定，維持在最少25%之水平。

聯交所已聲明，倘於收購建議結束時，公眾人士持有之股份少於25%，或倘聯交所相信：

- 股份買賣出現或可能出現虛市情況；或
- 公眾持有之股份不足以維持有秩序之市場，則聯交所將考慮行使酌情權暫停股份買賣。就此而言，務請注意於收購事項完成時，或會出現公眾持股量不足之情況。因此，股份之買賣或會遭到暫停，直至公眾持股量回復至規定之水平為止。鴻昌及其唯一董事已向聯交所承諾，其將採取適當之步驟，確保股份有足夠之公眾持股量以維持上市地位。倘本公司繼續於聯交所主板上市，聯交所將密切監察本公司日後之資產收購或出售事宜。聯交所亦表明，其擁有酌情權要求本公司向股東刊發公佈及通函，而不論任何建議交易之規模，尤其當該等建議交易偏離本公司之主要業務。聯交所亦有權彙集本公司之連串股份收購或出售事項，而任何有關交易可能會導致本公司被視為新上市申請人，並須遵守上市規則所載對新申請人之規定。

董事及管理層

董事會現時由三名執行董事、一名非執行董事及三名獨立非執行董事組成。倘鴻昌提出要求，若干現任董事擬於收購建議截止後辭任，並將委任具備與本集團業務相關經驗及專業知識之新增董事(包括獨立非執行董事)加入董事會。鴻昌尚未確定其擬向董事會提名之新任董事人選。委任新董事加入董事會及／或任何董事之辭任將完全遵照收購守則及上市規則之規定作出，有關資料將會於取得資料後以公佈方式作出披露。

本集團之訴訟及財政狀況

按本公司截至2004年12月31日止年度之年報(「2004年年報」)所披露，本集團已向一家附屬公司之少數股東提出索償，就此，中國北京市中國最高人民法院仍在處理該案。本公司之中國法律顧問認為，訴訟結果很可能對本集團有利。

按2004年年報披露，本集團於2004年12月31日有短期銀行貸款約人民幣133,000,000元，其中人民幣30,000,000元已成功展期，人民幣40,000,000元已於2005年8月到期，餘下人民幣63,000,000元貸款則將於2005年9月到期。本集團現正與銀行磋商延展上述合共人民幣103,000,000元之貸款。為免混淆，本集團並未接獲銀行要求償還於2005年8月及9月到期之貸款。

一般事項

金利豐財務顧問有限公司已獲委任為鴻昌就收購建議之財務顧問。

遵照收購守則第8.2條，綜合收購文件將於本公佈日期起計21日內(或執行理事可能批准之較後日期)寄發予股東及購股權持有人。綜合收購文件將載入(其中包括)收購建議之條款、相關之接納及過戶表格，以及獨立董事委員會及獨立財務顧問之意見書。

根據收購守則第2.1條，本公司將成立獨立董事委員會，以考慮收購建議，而匯勤融資有限公司已獲委任，以就收購建議之條款向本公司獨立董事委員會提供意見。

忠告

於收購建議期間，股東及投資者買賣股份時務請審慎行事，如有疑問，彼等務請諮詢專業顧問。

暫停及恢復股份買賣

應本公司之要求，股份已於2005年8月25日上午九時三十分起在聯交所暫停買賣，以待本公佈之發表。本公司已向聯交所申請於2005年9月9日上午九時三十分起恢復股份之買賣。

釋義

於本公佈內，除文義另有所指外，下列詞彙將具有下列涵義。

「收購事項」 指 鴻昌分別向承押人及孫先生收購999股中國捷美股份及1股中國捷美股份

「聯繫人士」 指 具有上市規則賦予該詞之涵義

「董事會」 指 本公司董事會

「中國捷美股份」 指 中國捷美已發行股本中每股面值1.00美元之普通股

「中國捷美」 指 中國捷美有限公司，一間於英屬處女群島註冊成立之有限公司，持有1,662,795,650股股份，佔本公司已發行股本約54.85%

「本公司」 指 捷美能源控股有限公司，一間於百慕達註冊成立之公司，其已發行股份於聯交所主板上市

「綜合收購文件」 指 收購人及本公司或彼等之代表按照收購守則將聯合發出予所有股東及購股權持有人之文件，當中載有(其中包括)收購建議之條款、相關接納及過戶表格，以及獨立董事委員會及獨立財務顧問之意見

「貸款文件」 指 由孫先生(作為抵押人)與承押人(作為貸款人)於2004年7月28日訂立之貸款文件，據此，孫先生已抵押999股中國捷美股份予承押人，作為孫先生就承押人向其墊支總數約人民幣120,000,000元貸款之責任擔保

「董事」 指 本公司董事

「執行理事」 指 證監會企業融資部之執行理事或任何由執行理事指派之人士

「財務顧問」或「金利豐財務顧問」 指 金利豐財務顧問有限公司，可從事證券及期貨條例項下第6類受規管業務(企業融資顧問)之持牌法團，並為鴻昌之財務顧問

「本集團」 指 本公司及其附屬公司

「鴻昌」 指 鴻昌集團有限公司，一間於英屬處女群島註冊成立之有限公司，由邢女士全資實益擁有

「香港」 指 中國香港特別行政區

「獨立第三方」 指 與本公司或其任何附屬公司之董事、主要行政人員、主要股東或彼等之任何聯繫人士概無關連，且並非與彼等一致行動之人士

「金利豐證券」 指 金利豐證券有限公司，可從事證券及期貨條例項下第1類受規管業務(證券交易)之持牌法團

「最後交易日」 指 2005年8月24日，即緊接本公佈發表前股份之最後交易日

「上市規則」 指 聯交所證券上市規則

「孫先生」 指 孫天罡先生，本公司前任主席及前執行董事，於2005年8月22日辭任。緊接收購事項前，孫先生為中國捷美之唯一實益擁有人

「邢女士」 指 邢曉晶女士，鴻昌之唯一股東及唯一董事

「收購建議」 指 股份收購建議及購股權收購建議

「購股權」 指 根據購股權計劃授出之購股權

「購股權行使價」 指 每股0.698港元，購股權持有人可按該價格行使購股權以認購一股股份

「購股權收購建議」 指 以購股權收購價就註銷所有已授出並獲接納之未行使購股權提出之無條件強制現金收購建議

「購股權收購價」 指 鴻昌就每份接納購股權收購建議而交還之購股權應付予購股權持有人之0.0001港元

「中國」 指 中華人民共和國，就本公佈而言，不包括香港、中國澳門特別行政區及台灣

「銷售股份」 指 中國捷美之全部1,000股已發行股份

「證監會」 指 香港證券及期貨事務監察委員會

「證券及期貨條例」 指 香港法例第571章證券及期貨條例

「股份」 指 本公司股本中每股面值0.01港元之普通股

「股份收購建議」 指 金利豐證券代表鴻昌根據收購守則，以股份收購價就股份提出之無條件強制現金收購建議

「股份收購價」 指 鴻昌就每股接納股份收購建議而交還之股份應付予股東之0.0362港元

「購股權計劃」 指 本公司於2002年3月6日採納之購股權計劃，每份購股權均賦予承授人權利，可以購股權行使價認購一股股份

「股東」 指 股份持有人

「聯交所」 指 香港聯合交易所有限公司

「收購守則」 指 香港公司收購及合併守則

「港元」 指 港元，香港法定貨幣

「美元」 指 美元，美利堅合眾國之法定貨幣

「%」 指 百分比

承董事會命
鴻昌集團有限公司
董事
邢曉晶

承董事會命
捷美能源控股有限公司
主席
郭挺

香港，2005年9月8日

* *僅供識別*

於本公佈日期，本公司之執行董事為郭挺先生、馬輝先生及伍子勳先生；非執行董事為江少甜先生，而獨立非執行董事為于思光先生、張華敏先生及董青山先生。

鴻昌之董事願就本公佈所載資料(與本集團及其一致行動人士有關者除外)之準確性承擔全部責任，並確認經作出一切合理查詢後，就彼所深知，彼於本公佈內所表達之意見乃經審慎周詳考慮後始行發表，而本公佈並無遺漏任何其它事實，致使彼於本公佈內所載之任何聲明含有誤導成份。

董事願就本公佈所載資料(與鴻昌及其一致行動人士有關者除外)之準確性共同及個別承擔全部責任，並確認經作出一切合理查詢後，就彼等所深知，彼等於本公佈內所表達之意見乃經審慎周詳考慮後始行發表，而本公佈並無遺漏任何其它事實，致使彼等於本公佈內所載任何聲明含有誤導成份。

Legal & General Notices

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



(Incorporated in Hong Kong with limited liability)
(Stock Code: 229)

Major Transaction
Suspension and Resumption of Trading of Shares of the Company
Disposal of a Property

This announcement is made pursuant to the disclosure obligations under Chapter 14 of the Listing Rules.

On 31st August 2005, the Company entered into a Provisional Agreement to sell the Property subject to the existing lettings and tenancies to Harliton, an Independent Third Party, at a consideration of HK$528,110,000. The Property has been held by the Company as an investment property for leasing to tenants to generate rental income. Pursuant to the Provisional Agreement, the Company shall provide Harliton with a top up payment in the sum of HK$1,379,583.30 per month for 24 months to enable the Purchaser to have an investment return in line with the current market condition. For the purpose of providing Harliton with the top up payment, a sum of HK$33,110,000 shall be deposited by the Company in a licensed bank in Hong Kong and paid to Harliton in 24 equal monthly instalments starting from the month after the completion of the Disposal. Interests to be earned from the said deposit shall belong to the Company.

Pursuant to the terms of the Provisional Agreement, completion of the Disposal is subject to and conditional upon the due compliance of all requirements under the Listing Rules, including but not limited to the due obtaining of Shareholders' approval for the Disposal by the Company.

The terms of the Disposal were negotiated on an arm's length basis and the Directors consider that the Disposal and its terms are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

The Disposal constitutes a major transaction under the Listing Rules and is subject to the requirements of reporting, announcement and the approval of the Shareholders under Chapter 14 of the Listing Rules.

At the request of the Company, trading of the shares of the Company was suspended from 9:30 a.m. on 1st September 2005, pending publication of this announcement. An application has been made to the Stock Exchange for resumption of trading of the shares of the Company from 9:30 a.m. on 2nd September 2005.

BACKGROUND

The Company acquired the Land on 31st December 1969 and erected a building thereon for a production facility of the Company for manufacturing of electrical home appliances. Usage of the Land under the land lease as modified subsequently in December 2001 was restricted to non-industrial (excluding residential, godown, petrol filling station, hotel and cinema) purposes only. The area of the Land is approximately 10,000 square feet.

After relocation of all production facilities to the PRC in 1996, the original building on the Land was demolished in 1999 and redeveloped into the Building comprising offices premises, car parking areas and shops which is now known as No. 410 Kwun Tong Road, Kowloon, Hong Kong. The gross floor area of the Building amounts to approximately 140,000 square feet. Upon completion of the Building and issue of the occupation permit in mid March 2002 and the certificate of compliance in August 2003, the Company has held the Building as an investment property and has leased out the offices premises, car parking areas and shops to tenants to generate rental income for the Group.

On 31st August 2005, the Company entered into a Provisional Agreement to sell the Property to Harliton, an Independent Third Party, at a consideration of HK$528,110,000.

THE PROVISIONAL AGREEMENT

Date

31st August 2005

Parties

(1) Vendor: The Company
(2) Purchaser: Harliton, an Independent Third Party

To the best of the Director's knowledge, information and belief having made all reasonable enquiries, Harliton and the ultimate beneficial owner of Harliton are third parties independent of the Group and connected persons of the Group as defined in the Listing Rules.

Asset to be disposed

The Property, which is currently owned by and registered under the name of the Company.

The Property is mortgaged to a licensed bank in Hong Kong to secure a loan facility to a maximum amount of HK$50,000,000 granted to the Group. After disposal of the Property, the loan facility of HK$50,000,000 will be terminated. The termination of the said loan facility will not have any significant financial and operational impact to the Group as the Group does not rely on the loan facility to carry out its operation. As at the date of this announcement, only HK$10,000,000 of the said loan facility has been drawn down by the Group, which shall be repaid before the completion of the Disposal.

Consideration

The consideration is HK$528,110,000, representing a premium of approximately 40% to the book and carrying value of the Property of HK$377,000,000 in the Company's audited accounts for the year ended 31st December 2004. Such consideration was determined after arm's length negotiations between the Company and the Purchaser, having due regard to the book and carrying values of the Property as well as the prevailing market rates.

Pursuant to the Provisional Agreement, the Company shall provide Harliton a top up payment in the sum of HK$1,379,583.30 per month for 24 months. This arrangement was made in order to enable the Purchaser to have an investment return in line with the prevailing market conditions. The Property was sold subject to the existing tenants and about 66% of the existing leases were negotiated and concluded in early to mid 2003 at a time the Hong Kong economy was stricken by *SARS and the rental yield at approximately 3% was substantially lower than the prevailing market rate.*

For the purpose of providing Harliton with the top up payment, a sum of HK$33,110,000 shall be deposited by the Company with a licensed bank in Hong Kong and paid to Harliton in 24 equal monthly instalments starting from the month after the completion of the Disposal. Interests on the deposit amount shall be the best available rate from the bank and shall be paid to the Company. Directors are expecting the interest rate can be negotiated to be approximately 3.5% per annum.

Terms of Payment

Upon the signing of the Provisional Agreement, a deposit of HK$26,405,500, being 5% of the consideration, was paid on 31st August 2005, the date of the Provisional Agreement, by the Purchaser to Philip K.H. Wong, Kennedy Y.H. Wong & Co., acting as stakeholders and the *legal advisers of the Company. Another 15% of the consideration is* payable on the date of signing of the formal sale and purchase agreement which is expected to be within 14 days after the Company has obtained the approval of the Shareholders at a Shareholders' meeting in compliance with the Listing Rules. Balance of the payment of the consideration will be made on completion of the Disposal.

Conditions Precedent, Formal Agreement and Completion

Completion of the Disposal is subject to and conditional upon the due compliance of all requirements under the Listing Rules, including but not limited to the issue of this announcement, a circular to Shareholders and due obtaining of Shareholders' approval for the Disposal by the Company.

The Formal Agreement will be entered into by the parties within 14 days of the approval of the transaction by the Company in the *shareholders'* meeting and Completion *of the sale and purchase of the* Property shall take place within 90 days after the date of the Formal Agreement.

In the event that the Disposal fails to proceed, all deposits paid by the Purchaser in connection with the Disposal shall be refunded to the Purchaser without interest.

REASONS FOR THE DISPOSAL

In early August 2005, the Company received an unsolicited offer to purchase the Property. The Company has then appointed an estate agent to negotiate with the offerer on the proposed terms of the sale and purchase. After due consideration, the Board decided to take advantage of favourable property market condition thereby realising a satisfactory value for the Property. The terms of the Disposal were negotiated on an arm's length basis and the Directors consider that the Disposal and its terms are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

FINANCIAL EFFECT OF THE DISPOSAL

The net asset value of the Property was assessed to be HK$377,000,000 as at 31st December 2004 by the Valuer which is a qualified valuer independent of and not connected with the Group. It is estimated that, upon completion of the Disposal, a gain of HK$112,050,000, being the *difference between the net proceeds from the Disposal in the amount* of HK$489,050,000 and the carrying value of the Property at HK$377,000,000 as at 31st December 2004, will be realised in the next consolidated income statement of the Company.

As at the date of this announcement, the net asset value of the Property was HK$377,000,000. With reference to the audited financial statements of the Group for the two financial years ended 31st December 2003 and 31st December 2004, the net profits of the Property before and after taxation and extraordinary items were approximately HK$7,948,000 and HK$6,557,000 respectively for the year ended 31st December 2003 and were approximately HK$90,647,000 and HK$74,780,000 respectively for the year ended 31st December 2004.

USE OF SALE PROCEEDS

After taking into account the top up payment, the agency commission and legal and other professional fees, the net proceeds from the Disposal will be approximately HK$489,050,000. The Company intends to use such net proceeds: (a) as to HK$10,000,000 for the repayment of all outstanding bank loans; (b) as to approximately HK$20,000,000 for research and development for new electrical consumer products; (c) as to approximately HK$50,000,000 for general working capital purposes; and (d) as to the remaining balance for future investment of the Group but no specific investment has been identified by the Company at this stage.

INFORMATION ON THE COMPANY

Principal business of the Company includes manufacturing and sale of electrical home appliances in North America, Japan, Australia, Europe and the PRC, manufacturing and sale of cigarette paper in the PRC and property leasing in Hong Kong.

INFORMATION ON HARLITON

The beneficial shareholder of Harliton is an institutional fund, the principal business of which is to undertake property investments in certain Asian regions.

To the best of the Director's knowledge, information and belief having made all reasonable enquiry, Harliton and the ultimate beneficial owner of Harliton are third parties independent of the Group and connected persons of the Group as defined in the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES

The Disposal constitutes a major transaction under Rule 14.06 of the Listing Rules and is subject to the requirements of reporting, announcement and the approval of the Shareholders under Chapter 14 of the Listing Rules.

A circular containing the details of the Disposal and a notice of the *general meeting will be despatched to the Shareholders within 21 days* from the publication date of this announcement.

As at the date of this announcement and to the best knowledge, information and belief of the Directors, no Shareholder has such material interest in the Disposal and therefore no Shareholder is required to abstain from voting under Rule 14.46 of the Listing Rules.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, the shares of the Company have been suspended from trading on the Stock Exchange at 9:30 a.m. on 1st September 2005 pending release of this announcement. An application has been made to the Stock Exchange for resumption of trading of the shares of the Company from 9:30 a.m. on 2nd September 2005.

DEFINITIONS

In this announcement, unless otherwise requires, the following expressions have the following meanings:

"associate(s)"	has the meaning ascribed to it in the Listing Rules;
"Board"	the board of directors of the Company;
"Building"	the building erected on the Land and is known as No. 410 Kwun Tong Road, Kowloon, Hong Kong;
"Company"	Raymond Industrial Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange;
"connected person(s)"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder(s)"	has the meaning ascribed to it by the Listing Rules;
"Directors"	the directors of the Company;
"Disposal"	the disposal of the Property by the Company;
"Group"	the Company and its subsidiaries from time to time;
"Formal Agreement"	the agreement to be entered into between the Company and Harliton in relation to the sale and purchase of the Property pursuant to the Provisional Agreement;
"Harliton"	Harliton Limited, a company incorporated in *Hong Kong with limited liability;*
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Party(ies)"	an independent third party(ies) not connected *with the Company and its subsidiaries, the* controlling shareholders, directors, chief executives or substantial shareholders of the Company and its subsidiaries, or an associate of any of them under the Listing Rules;
"Land"	the piece of land known as Kwun Tong Inland Lot No. 16;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	the People's Republic of China;
"Property"	the Land together with the Building;
"Provisional Agreement"	an agreement dated 31st August 2005 entered into between the Company and Harliton for *the purpose of disposing the Property from* the Company to Harliton;
"Shareholder(s)"	the shareholder(s) of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder(s)"	has the meaning ascribed to it by the Listing Rules;
"subsidiary(ies)"	has the meaning ascribed to it by the Listing Rules; and
"Valuer"	Vigers Appraisal and Consulting Limited, an independent and qualified valuer.

As at the date of this announcement, the Board comprises the following directors:

(1) Executive directors: Mr. Wilson Wong Kin Lae, Mr. Kennedy Wong Ying Ho, BBS, JP, Mr. John Wong Ying Man and Mr. Raymond Wong Man Hin; (2) Non-executive directors: Dr. Philip Wong Kin Hang, OBS, JP, LLD, DH, Mr. Huang Zhaocheng, Mr. Qiang Wenyu and Mr. Xiong Zhengfeng (alternate to Mr. Huang Zhaocheng); (3) Independent non-executive directors: Mr. Michael Leung Kai Hung, Mr. Anthony Fan Kan Da and Mr. Ng Yin Ming.

By order of the Board
Wong Kin Lae, Wilson
Chairman

Hong Kong, 1st September 2005

Chinese Medicine Council of Hong Kong
2006 Chinese Medicine Practitioners Licensing Examination
(Applications are invited)

Eligibility for Undertaking the Licensing Examination

(1) A person shall be eligible to undertake the Licensing Examination if he satisfies the Chinese Medicine Practitioners Board of Chinese Medicine Council of Hong Kong that at the time of the application he has satisfactorily completed such undergraduate degree course of training in Chinese medicine practice or its equivalent as is approved by the Chinese Medicine Practitioners Board; or

(2) A *listed Chinese medicine practitioner who is required* by the Chinese Medicine Practitioners Board to undertake the Licensing Examination prior to registration as registered Chinese medicine practitioners.

Application Period

(1) The application forms for taking the 2006 Chinese Medicine Practitioners Licensing Examination should reach the Secretariat of *Chinese Medicine Council of Hong Kong from 16.9.2005 to* 28.10.2005 (inclusive). Late applications will not be accepted. Please refer to the "Candidates' Handbook for the 2006 Chinese Medicine Practitioners Licensing Examination" for the eligibility and the application procedure of the 2006 Chinese Medicine Practitioners Licensing Examination. The Handbook and the application forms are distributed at the Secretariat of Chinese Medicine Council of Hong Kong. They can be downloaded from the Council's homepage (www.cmchk.org.hk). The handbook can also be obtained by fax at the telephone enquiry hotline 2574 9999 of Department of Health. The 2006 Chinese Medicine Practitioners Licensing Examination Part I Written Examination will be held in June 2006.

(2) The 2006 Chinese Medicine Practitioners Licensing Examination Part II Clinical Examination will be held in August 2006. Persons who passed the Part I Written Examination but not the Part II Clinical Examination of the Chinese Medicine Practitioner Licensing Examination may enrol for the Part II Clinical Examination of the 2006 Licensing Examination on or before 31.3.2006.

(3) ***Listed Chinese medicine practitioners who wish to undertake the 2006 Chinese Medicine Practitioner Licensing Examination*** should submit their enrolment forms from 16.9.2005 to 31.3.2006.

Address of the Secretariat of Chinese Medicine Council of Hong Kong:
37/F Wu Chung House, 213 Queen's Road East, Wanchai, Hong Kong.

Enquiry telephone no. : 2121 1888

The Chinese Medicine Practitioners Board of Chinese Medicine Council of Hong Kong

---

ENVIRONMENTAL IMPACT ASSESSMENT ORDINANCE (CHAPTER 499)

Application for an Environmental Impact Assessment *Study Brief Under Section 5(1)(a)*

Addendum to the Notice on 31 August 2005

An application for an environmental impact assessment study brief to proceed with an environmental impact assessment study for "Laying of Western Cross Harbour Main and Associated Land Mains from West Kowloon to Sai Ying Pun" has been submitted by Water Supplies Department to the Director of Environmental Protection under section 5(1)(a) of the Environmental Impact Assessment Ordinance.

The period for inspection of the project profile prepared by the applicant should be from 31 August 2005 to 13 September 2005.

2 September 2005

NOTICE

Mandatory Provident Fund Schemes Ordinance (Chapter 485)
Mandatory Provident Fund Schemes (General) Regulation
Prescribed Savings Rates for Capital Preservation Fund

Pursuant to section 37(8) of the Mandatory Provident Fund Schemes (General) Regulation, the prescribed savings rates for the month of August 2005 are as follows:

- 1 August 2005 – 10 August 2005: 1.1667% p.a.; and
- 11 August 2005 – 31 August 2005: 1.4167% p.a.

Mandatory Provident Fund Schemes Authority

WONG'S 王氏

WONG'S INTERNATIONAL (HOLDINGS) LIMITED
王氏國際(集團)有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 99)

ANNOUNCEMENT

The Board of Directors ("the Board") of Wong's International (Holdings) Limited (the "Company") announces that Mr. Chan Wing Kwong, Paulus ("Mr. Chan") resigned as an executive director of the Company due to personal and health reasons, with effect from 1st September, 2005. Mr. Chan confirmed that he has no disagreement with the Board and there are no matters in relation to his resignation that need to be brought to the attention of shareholders of the Company.

Mr. Chan will remain as a senior executive of the Group on a part-time basis.

The Board would like to express its thanks to Mr. Chan for his valuable contribution to the Company for many years.

As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:

Mr. Wong Chung Mat, Ben (Chairman), Mr. Wong Chung Ah, Johnny, Mr. Chan Tsze Wah, Gabriel, Mr. Tao Chang On, Lawrence and Mr. Wan Man Keung.

Independent Non-executive Directors:

Dr. Li Ka Cheung, Eric, G.B.S., O.B.E., J.P., Dr. Yu Sun Say, S.B.S., J.P. and Mr. Alfred Donald Yap, J.P.

By Order of the Board
Chan Tsze Wah, Gabriel
Executive Director and Company Secretary

Hong Kong, 1st September, 2005

* *For identification purpose only*

E-mail your ad to us

classified@scmp.com

TTi Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Techtronic Industries Company Limited (the "Company") would like to announce that Dr. Akio Urakami ("Dr. Urakami") will resign as a non-executive director of the Company, with effect from 1st September, 2005 due to personal reason.

Dr. Urakami has confirmed that he has no disagreement with the Board and there is nothing that needs to be brought to the attention to the shareholders of the Company in relation to his resignation. The Board would like to take this opportunity to thank Dr. Urakami for the valuable contributions he has made to the Company.

As at the date of this announcement, the Board comprises four executive directors, namely, Mr. Horst Julius Pudwill, Mr. Roy Chi Ping Chung, Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one non-executive director, namely, Mr. Vincent Ting Kau Cheung and three independent non-executive directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 1st September, 2005





香港個人資料私隱專員公署
Office of the Privacy Commissioner for Personal Data, Hong Kong

Personal Data (Privacy) Ordinance – Requirements on Recruitment Advertisements

Pursuant to the Code of Practice on Human Resource Management ("the Code") under the Personal Data (Privacy) Ordinance (the "Ordinance"), which came into effect from April 2001, an employer who advertises a job vacancy that directly solicits personal data from job applicants should provide a means for the applicant to identify the employer.

- It means that an employer should not ask for job applicants' personal details in a recruitment advertisement that gives only a postal address, an Email address or a fax number.

Non-compliance with the Code will give rise to a presumption against the employer in any proceedings involving an alleged breach of the Ordinance. If convicted, maximum penalty is a fine of $50,000 and imprisonment for 2 years.

For further information please call the PCO hotline on 2827 2827 or visit the PCO web site at http://www.pco.org.hk

NEWSPAPER DIVISION OF SCMP GROUP
ClassifiedPost


property

More market moves than the Hang Seng Index

Banking & Finance Appointments
Every Thursday in Business

To advertise call 2565 8822
fax 2565 7272
e-mail: classified@scmp.com

Business
ClassifiedPost

DIVIDENDS DECLARED

Share dividend	Profit/Loss	Books close	Payable date
[illegible]	[illegible]	[illegible]	[illegible]

SUBSTANTIAL SHAREHOLDER NOTIFICATIONS REPORT

Shareholder	Date	Present balance	Previous balance
[illegible]	[illegible]	[illegible]	[illegible]

OFFICIAL LIST

New listings

CA-HSBC@EC0603B (7629): Dealing in the 2006 European-style cash-settled call warrants relating to shares of HSBC Holdings, issued by Calyon Financial Products (Guernsey), begins today. The stock short name of 2006 European-style cash-settled call warrants 6841 will be changed to CA-HSBC@EC0603A.

CA-YZ CM@EC0607 (9530): Dealing in the 2006 European-style cash-settled call warrants relating to H shares of Yanzhou Coal Mining, issued by Calyon Financial Products (Guernsey), begins today.

Radford Capital Investment rights (2901): Trading in the rights begins today.

HS-CLIfe@EC0603 (9531): Dealing in the 2006 European-style cash-settled call warrants relating to H shares of China Life Insurance, issued by Hongkong and Shanghai Banking Corp, will begin on Monday.

CA-S GRT@XC0609 (9532): Dealing in the 2006 European-style cash-settled average return call warrants relating to shares of Silver Grant International Industries, issued by Calyon Financial Products (Guernsey), will begin on Monday.

Last day of dealing

CA-M IBS@EC0509 (3501), FB-BOCHK@EC0509 (3642), FB-HSBC@EC0509B (4858), CS-CKIH@XC0509 (9885), CS-C Tel@XC0509 (9899), CS-HLand@XC0509 (9992), CS-HWL @XC0509A (9973) and FB-HSBC@EC0509A (9904): Dealing in the derivative warrants will cease after today.

Parallel trading

Prosperity International Holdings (HK) (8139): Parallel trading in its shares will cease after today. The counter for trading in the consolidated share 8398 as represented by old share certificates will be withdrawn.

139 Holdings (139): Parallel trading in its shares will cease after today. The counter for trading in the consolidated shares 2995 as represented by old share certificates will be withdrawn.

Suspension of trading

Wealthmark International (Holdings) (39): Trading in its shares was suspended yesterday pending an announcement of a major transaction.

Raymond Industrial (229): Trading in its shares was suspended yesterday pending an announcement in relation to a major transaction.

Resumption of trading

Greater China Holdings (431), PetroChina (857) and Mexan (22): Trading in their shares resumed yesterday.

HIGH COURT WRITS

No	Plaintiffs	Defendants	Particular	Claim
01685	Continental Transportation Ltd, Lau Tai Shing TA, Parkin Co	Secretary for Justice	Damages	NS
01686	Liu Chong Hing Bank Ltd	Hung Chit Lin	MD	$6,470,564.04 US$121,817.27
01687	Fortune Rainbow Investments Ltd	Leung Siu Wai	L&T	NS
01688	Global Regency Electronics Ltd	Chu Che Chung Stephen, Fung Wai Yu Joey, Yuen Ka Man Carman	BC	NS
01689	Bank of China (Hong Kong) Ltd	Asia Pioneer Enterprises Ltd	Order	NS
01690	Bank of China (Hong Kong) Ltd	Tam Wing On Peterniko, Tam Chui Yee Amy, Ma Oi Yin, Wong Nok Hang, I-Tech Electronics Ltd, Asian Peak Ltd TA Resource Development Co, Fidelity Distributors (Hong Kong) Ltd, Asian Peak Ltd	MD	$7,008,730.47
01691	Suen Kwei Kam	Zhong Hua International Holdings Ltd, China Land Realty Investment (BVI) Ltd, Ho Taam Hung, Ho Carrie Bernadette, Yam Ka Yin Rebecca, Chun Wai Yin Alex	MD	NS
01692	Kinsom International Ltd	Wai Man International (HK) Ltd	MD	$2,738,785
01693	Tradepower (Holdings) Ltd (In Liquidation)	Tradepower (Hong Kong) Ltd	MD	$20,208,839.98
01694	King Grand Development Ltd	Manor Electronics Co Ltd	MD	$1,581,972.53
01695	Tam Shuk Yin Anny	Active Team International Ltd	MD	$1,308,009.70
01696	Inchroy Credit Corporation Ltd	Foggi Motor Co Ltd, Lam Chi Tat Anthony, Lam Chi Yung Sunny	MD	$3,013,185
01697	Tam Shuk Yin Anny	Advance Wise Development Ltd	MD	$5,304,874

Key:

L&S	Libel and Slander	ARR	Arrears of Rent Rates etc
DEC	declaration	BC	breach of contract
INJ	injunction	MD	money due/owing
L&T	landlords and tenants (Poss)	NS	not stated
AKA	also known as	FKA	formerly known as
SP	specific performance	TA	trading as

Legal & General Notices

Education and Manpower Bureau Notice

Coming into Effect of Cancellation of Registration of Courses

(Pursuant to s.16(3)(a) of Non-local Higher and Professional Education (Regulation) Ordinance, Cap. 493)

Notice is hereby given that the cancellation of the registration of the following courses under the *Non-local Higher and Professional Education (Regulation) Ordinance* takes effect today:

Course name: Master of Science in Risk, Crisis and Disaster Management
Registration no.: 250133
Operator: University of Leicester at University Road, *Leicester LE1 7RH, United Kingdom*
Designated person: Mr David BRYCE at British Council, 3 Supreme Court Road, Admiralty, Hong Kong

Course name: Postgraduate Diploma in Risk, Crisis and Disaster Management
Registration no.: 250134
Operator: University of Leicester at University Road, Leicester LE1 7RH, United Kingdom
Designated person: Mr David BRYCE at British Council, 3 Supreme Court Road, Admiralty, Hong Kong

Course name: M.Sc. in Security Management
Registration no.: 250135
Operator: University of Leicester at University Road, Leicester LE1 7RH, United Kingdom
Designated person: Mr David BRYCE at British Council, 3 Supreme Court Road, Admiralty, Hong Kong

Course name: NCC International Advanced Diploma in Computer Studies
Registration no.: 250537
Operator: Informatics (HK) Limited at Room 302-4, 3/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon, Hong Kong
Designated person: Mr CHENG Sai-ping at Informatics (HK) Limited at Room 302, 3/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon, Hong Kong

Course name: NCC International Diploma in Computer Studies
Registration no.: 250538
Operator: Informatics (HK) Limited at Room 302-4, 3/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon, Hong Kong
Designated person: Mr CHENG Sai-ping at Informatics (HK) Limited at Room 302, 3/F, Hong Kong Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon, Hong Kong

Course name: Bachelor of Science (Computer Science) 電腦科學理學士學位
Registration no.: 211031
Operator: United Institute of International Education at Room 203-4, Fourseas Building, 208-212 Nathan Road, Kowloon, Hong Kong
Designated person: Mr PANG Kin-ip at Room 203-4, Fourseas Building, 208-212 Nathan Road, Kowloon, Hong Kong

Reason for cancellation:
Operators have ceased conducting these courses in Hong Kong and proposed cancellation of the registration.

(Vivian CHEUNG)
Registrar of Non-local Higher and Professional Education Courses

Hong Kong, 2 September 2005

NOTICE

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE
Grant No. HCAG006943/2005

IN THE ESTATE of LOUIS VYVYAN DENT late of St. Paul's Hospital, Eastern Hospital Road, Hong Kong, a Bachelor, of no occupation, deceased.

NOTICE IS HEREBY GIVEN that the Registrar of the High Court has by virtue of Rule 60A of the Non-Contentious Probate Rules, Cap. 10 made an Order limiting the time for creditors and others to send in their claims against the above estate to the 2nd day of November 2005, after which date the Personal Representative intends to make distribution of the estate.

All creditors and other persons interested are accordingly hereby required to send in their claims on or before that date to the Personal Representative:-

HSBC TRUSTEE (HONG KONG) LIMITED, No. 1 Queen's Road Central, Hong Kong.

or their Solicitors:-

JOHNSON STOKES & MASTER, 18th Floor, Prince's Building, 10 Chater Road, Hong Kong.

by whom this Notice is issued this 2nd day of September 2005.

C. P. LIN & CO.

SOLICITORS & NOTARIES HONG KONG

REMOVAL NOTICE

Please note as from **29th August 2005**, our new office address is as follows:-

Unit A3, 32nd Floor, United Centre, 95 Queensway, Admiralty, Hong Kong.

Our telephone and fax numbers remain unchanged:-

Tel: (852) 2581 9959
Fax: (852) 2581 2797

SPCA (HK) Raffle 2005

SPCA — Results of draw held on 26th August 2005

Grand Prize	054907	2nd Prize	004457	3rd Prize	034268
4th Prize	062437	5th Prize	007526	6th Prize	027224
7th Prize	055169	8th Prize	001185	9th Prize	000059
10th Prize	069448	11th Prize	023596	12th Prize	032808
13th Prize	016015	14th Prize	066704	15th Prize	044228

Consolation Prizes (11 winners)

1) 048136	2) 048203	3) 021227	4) 036076
5) 030452	6) 008866	7) 030125	8) 020155
9) 030140	10) 010497	11) 063253	

Winners should collect their prizes on presentation of the original winning tickets at the SPCA (HK) Fund-raising Department, 5 Wan Shing Street, Wan Chai, Hong Kong during office hours before 15th October 2005. Enquiry Hotline: 2233 5543. Prizes cannot be exchanged for cash.

We thank all participants for their kind support and efforts in SPCA (HK) Raffle 2005.



寶業集團股份有限公司
BAOYE GROUP COMPANY LIMITED*

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 2355)

CHANGES IN COMPANY SECRETARY, PRINCIPAL PLACE OF BUSINESS IN HONG KONG, AGENT FOR THE SERVICE OF PROCESS IN HONG KONG AND SUPERVISORS

The Board announces that (i) Ms. Chung Oi Yin, Irene has resigned as the company secretary of the Company; (ii) Ms. Ngan Lin Chun, Esther has been appointed as the company secretary of the Company; (iii) the principal place of business of the Company in Hong Kong and the Company's authorised representative for acceptance of service of process and notice in Hong Kong under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) have been changed to Wong Brothers & Co. of 1902 MassMutual Tower, 38 Gloucester Road, Wanchai, Hong Kong, all with effect from 1 September 2005.

The Board further announces that Mr. Yu Zengmin has retired as a supervisor of the Company and Mr. Zhang Xindao has been appointed as a supervisor of the Company with effect from 20 May 2005.

Change in Company Secretary
The board of directors ("Board") of Baoye Group Company Limited ("Company") announces that Ms. CHUNG Oi Yin, Irene has resigned as the company secretary of the Company and Ms. NGAN Lin Chun, Esther has been appointed as the company secretary of the Company with effect from 1 September 2005. The Board confirms that Ms. Chung has no disagreement with the Board and there is no matter in relation to Ms. Chung's resignation as the company secretary of the Company that needs to be brought to the attention of The Stock Exchange of Hong Kong Limited ("Stock Exchange") or the shareholders of the Company.

Ms. Ngan, aged 50, is a chartered secretary and has over 20 years experience in the company secretarial field. Ms. Ngan is a director of WBC Secretaries Limited, which is a secretarial service company and has acted as company secretary of a few listed companies, which are Cosco International Holdings Limited (from January 1992 to June 1997), Star Cruises Limited (from October 2000 to May 2001), VXL Capital Limited (from May to July 2005) and Kingdee International Software Group Company Limited (since August 2005). Ms. Ngan is a fellow member of the Hong Kong Institute of Company Secretaries.

Change in principal place of business in Hong Kong
The Board also announces that the principal place of business of the Company in Hong Kong has been changed to 1902 MassMutual Tower, 38 Gloucester Road, Wanchai, Hong Kong (telephone no.+852 2520 2701 and facsimile no.+852 2861 3757) with effect from 1 September 2005.

Change in agent for the service of process in Hong Kong
The Board further announces that the Company's authorised representative for acceptance of process and notice in Hong Kong under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) has been changed from Mallesons Stephen Jaques to Wong Brothers & Co. of 1902 MassMutual Tower, 38 Gloucester Road, Wanchai, Hong Kong with effect from 1 September 2005.

Change in supervisors of the Company
The Board further announces that Mr. YU Zengmin has retired as a supervisor of the Company and Mr. ZHANG Xindao has been appointed as a supervisor of the Company with effect from 20 May 2005. *The term of service of Mr. Yu as supervisor of the Company expired on 20 May 2005 and Mr. Yu has not* offered himself for re-election. The Board confirms that Mr. Yu has no disagreement with the Board and there is no matter in relation to Mr. Yu's retirement as the supervisor of the Company that needs to be brought to the attention of the Stock Exchange or the shareholders of the Company.

Mr. Zhang, aged 61, graduated from Dongnan University (東南大學, formerly Nanjing Industrial College) and holds a senior engineer qualification. He has served as the deputy director of Shaoxing Municipal Power Bureau and the General Manager of Shaoxing Daming Industry Company. He is currently the director of Shaoxing Daming Power Generation Company Ltd and the director of Zhuji Bafang Power Generation Company Ltd. During the three years prior to the date of this announcement, Mr. Zhang did not hold any position in other listed public companies. Apart from being the supervisor of the Company, Mr. Zhang does not have any relationship with any directors, supervisors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Zhang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Mr. Zhang entered into a service contract with the Company with a term commencing from 20 May 2005 and ending on the conclusion of the 2007 annual general meeting of the Company. The amount of emoluments payable to Mr. Zhang does not exceed RMB20,000 per annum and was determined by the Board as authorised by the shareholders at the 2004 annual general meeting of the Company.

Under Rule 13.51 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), the Company should have disclosed the change of supervisors immediately after 20 May 2005. However, due to inadvertent oversight, the Company failed to disclose the change in accordance with the Listing Rules.

General
The Board would like to take this opportunity to thank both Mr. Yu and Ms. Chung for their contributions to the Company during their tenure of office.

By order of the Board
Baoye Group Company Limited*
Pang Baogen
Chairman

Zhejiang Province, the PRC
1 September 2005

* *For identification purposes only*

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Pang Baogen, Mr. Gao Jiming, Mr. Gao Lin and Mr. Zhou Hanwan; two non-executive directors, namely Mr. Wu Weimin and Mr. Hu Shaozeng; and three independent non-executive directors, namely Mr. Wang Youwei, Mr. Yi Deqing and Mr. Dennis Yin Ming Chan.



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TTi

Techtronic Industries

higher performance

corporate profile

Techtronic Industries Co. Ltd. (TTI or the Group) is a world-class supplier of superior home improvement and construction tools with a powerful portfolio of trusted brands and a strong commitment to innovation and quality. TTI's portfolio includes a full line of power equipment products, floor care appliances, laser and electronic products. Our brands include Milwaukee®, AEG® and Ryobi® power tools and accessories, Ryobi® and Homelite® outdoor power equipment and Royal®, Dirt Devil®, Regina® and Vax® floor care appliances.

In addition to our powerful brand offering, TTI is the preferred partner to many leading OEM brands and private label retail brands in North America and Europe.

Our products are sold through home centers, major retailers, full-line tool distributors, and other channels in North America, Europe and Australasia. With fast-expanding operations in these markets, the Group recorded 2004 sales of more than HK$16.30 billion, delivering another record year with double-digit growth.

TTI is listed on The Stock Exchange of Hong Kong (HKEx: 669) and maintains a Level 1 American Depositary Receipt (ADR) program (ADR: TTNDY). Headquartered in Hong Kong, the Group employs more than 24,000 people worldwide.

contents

01 financial highlights
02 management's discussion and analysis
05 financial review
08 interim dividend
09 financial statements
14 notes to the financial statements
23 corporate governance and other information
28 corporate information

financial highlights

for the six months period ended 30th June, 2005

		2005 HK$ m		2004 HK$ m	2005 US$ m	2004 US$ m	Changes %
Results							
Turnover		**10,217**		6,724	**1,310**	862	+52.0%
Profit attributable to shareholders of the Company		**456**		299	**59**	38	+52.7%
Earnings per share, basic (HK / US cents)		**33.65**		22.49	**4.31**	2.88	+49.6%
Interim dividend per share (HK / US cents)		**6.00**		4.50	**0.769**	0.577	+33.3%
Financial Position							
Shareholders' fund		**3,764**		3,454*	**483**	443*	+9.0%
Book value per share (HK$ / US$)		**2.77**		2.55*	**0.36**	0.33*	+8.6%
Turnover by Principal Activity							
Power equipment products	**7,889**	**78%**	4,712	70%	**1,011**	604	+67.4%
Floor care appliances	**1,980**	**19%**	1,717	26%	**254**	220	+15.3%
Laser and electronic products	**348**	**3%**	295	4%	**45**	38	+18.0%
Turnover by Geographical Market Location							
North America	**7,616**	**74%**	5,259	78%	**976**	674	+44.8%
Europe and other countries	**2,601**	**26%**	1,465	22%	**334**	188	+77.6%

* as at 31st December, 2004 – as restated

management's discussion and analysis

TTI's four-tiered strategic approach continues to deliver record performance (leading brands, exceed industry growth, commitment to innovation and unmatched operational efficiency). Total Group turnover for the six months period under review was HK$10,217 million, an increase of 52.0% over the same period of 2004. Profit rose by 52.7% to HK$456 million. Earnings per share grew 49.6% to HK33.65 cents. The Directors recommend an interim dividend of HK6.00 cents, as compared with HK4.50 cents at the interim of 2004, an increase of 33.3%.

Each business segment exhibited robust growth in turnover and profitability through well received new product introductions, additional placements in key channels and dedicated cost reduction efforts.

In January, we completed the acquisition of the Milwaukee® and AEG® professional power tool and accessories and DreBo® carbide drill bit businesses. The integration of the newly acquired businesses has been smooth. We are building on these acquired brands and their superior technology platforms by combining the Group's design and engineering resources. In addition, we have the most powerful field sales team in the power tool industry with TTI's best-in-industry Home Center sales force and Milwaukee®'s and AEG®'s best-in-industry Industrial/Contractor sales force.

During the period under review, we had several key product launches. Every brand has delivered growth in competitive markets. Our robust marketing programs successfully portray the high quality of the product lines and are designed to trigger value-driven purchases. We remain competitive by leveraging our unique economies of scale and other operational efficiencies, which contribute to sustaining our margins despite pressure from rising raw material prices.

Business Review

Power Equipment Products

The Power Equipment Products division delivered robust turnover growth of 67.4% over the same period of 2004 to HK$7,889 million, accounting for 77.2% of Group turnover. The strong growth was attributed to the double-digit growth of existing business and first six months' contribution from the recent acquisition.

Our leading position in North America is further strengthened with key innovative product launches for both professional and consumer markets. Targeting the professional / industrial users, sales of the V28™ cordless power tool line with lithium-ion technology by Milwaukee® has exceeded expectations and has been recognized by a number of trade magazines as taking the tool industry to new levels. This new product line is a primary example of how innovation can positively impact an entire market. Since its initial launch in April this year, we have seen very strong demand and we expect tremendous growth potential from this technology platform.

RIDGID® also continued to build strength and capture market share in the professional segment of the building industry with its new line of pneumatic fastening tools, exclusively featuring high performance FastenEdge Technology™. A well-executed marketing event at the National Homebuilder's Show in January and an aggressive public relations campaign have kept the RIDGID® brand in front of the customer base.

Our consumer line, under the Ryobi® brand, continued its success. The introduction of the One+ System™, a revolutionary marketing concept, was well received by the end users. We successfully added new tools to the line during the first half, supported by robust advertising in trade magazines, The Home Depot circulars and a national TV campaign tied to highly visible instore displays.

Outside of North America, our power tool business continued its positive momentum. Ryobi® delivered double digit growth powered by new products and geographic expansion. The AEG® and DreBo® businesses performed according to plan with a focus on leveraging product development and marketing synergies with the TTI Group.

The outdoor power equipment division also delivered excellent growth in the first half of the year. We continued to capitalize on the already strong position of Ryobi® and introduced a number of new products. The innovative design and function of the new gas-powered pressure washer, under the Ryobi® brand, was one of several new product introductions based on specific customer research. Homelite® continues to be a brand of choice adding to the growth of this division. We also enjoyed strong growth in Europe for the outdoor products, thanks to continuous introduction of new products.

Floor Care Appliances

Turnover in the Floor Care Appliances division increased 15.3% over the same period of 2004, to HK$1,980 million, accounting for 19.4% of Group turnover.

A strengthened North American management team is launching new marketing campaigns that highlight product innovations and cleaning solutions in response to customer needs. The Dirt Devil® brand remained a consumer favorite exhibiting strong growth across all markets. A wide range of new products has been introduced, including the new Dynamite® line of vacuums and the trendy Broom Vac™. We continued to build on our strong relationship with the key retailers, providing them with well-received products and efficient sales support. Dirt Devil® in Europe also recorded double-digit growth for the first half on aggressive advertising and new products.

Royal is celebrating its 100 year anniversary of the company with an innovative promotion campaign featuring a unique line of products, creative merchandising and packaging, and end-user promotions.

In the UK, Vax® is the fastest growing floor care brand and has captured market gains with its robust new product introductions such as the innovative upright carpet washers and easy-to-use bagless vacuums. Strong relationships with customers, energetic marketing campaigns and an array of new products promise continued growth.

Our OEM business delivered positive results as new products launched in late 2004 had exceptional end-user acceptance. Strategic investment continues in product development capabilities to support our OEM customer demand for new products. As planned, there are relentless efforts to improve product performance, increase manufacturing efficiencies and drive cost containment programs.

Laser and Electronic Products

Turnover for the Laser and Electronic Products division climbed 18.0% over the same period of 2004 to HK$348 million, accounting for 3.4% of Group turnover. The double-digit growth in sales and profits was the result of major new product introductions in key markets and aggressive productivity measures taken to contain costs. The product innovation and enhanced productivity helped strengthen the strategic alliance with our key ODM partners as we provided them continued product advantage at competitive costs.

Outlook

TTI is well positioned for excellent growth going into the second half of 2005. Continued investment in innovation has added depth and breadth to our already leading brands. The Group's core strategies (leading brands, exceed industry growth, commitment to innovation and unmatched operational efficiency) are sound and are delivering significantly higher performance in all areas of the business.

Strong sales momentum of the Power Equipment Products division will continue as many of the successful product introductions such as the V28™ from Milwaukee®, the continued expansion of the One+ System™ and RIDGID® pneumatic fastening tools will hit their full stride in the second half of the year. All of these product lines are experiencing tremendous market acceptance and are continuing to expand the number of products within each line, all indicators of strong future growth. In addition, the success of the One+ System™ will be expanded to the key markets in Europe with placements in key retail channels and heavy marketing programs to support the volume of products hitting the stores. AEG® will benefit from new products and OEM customer programs to be launched in the second half.

In outdoor power equipment, under the Ryobi® and Homelite® brands, new products such as a log splitter, gas powered pressure washer and blowers will continue to drive strong performance through the second half of the year. All markets will benefit from the new product launches.

The Floor Care Appliances division is poised for market share gains across all geographic markets with a number of new product launches. A major opportunity for business expansion in the second half of the year will be the introduction of the Vax® brand in the US market with a new generation of Vax® vacuum cleaners, in collaboration with major national retailers. This unique and premium "cutting edge" product line will feature a philosophy called Next Clean, which combines effectiveness with user-focused engineering, to deliver superior cleaning with less strain and less bending by the user.

The Laser and Electronic Products division will continue to expand its business with its powerful array of new products. A range of electronic hand tools, solar lights and electronic infant care products to be launched in the second half of the year is expected to deliver excellent future growth. The innovative AIRgrip® laser technology platform is being expanded in the second half and will be supported by substantial marketing programs. In addition, we will continue to expand our presence in Europe where significant potential remains untapped.

TTI has every reason to believe we will stay on course for record performance. Even though raw material cost trends remain uncertain and consumers are more demanding, our leading brands have delivered what they take to win in the marketplace: a flow of highly innovative and quality products, a dedication to cost rationalization and earning the trust and respect of all of our partners in every industry. The on-going integration of the Milwaukee®, AEG® and DreBo® is positioning the Group to leverage marketing and operational synergies, generating opportunities for significant growth and efficiency gains.

financial review

Acquisition

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as "DreBo®" accessories businesses, ("the Sold Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Sold Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Sold Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). The parties are in the process of finalizing the closing statements for the Business and if the net tangible assets of the Business as shown in such agreed closing statements are less than US$285 million (approximately HK$2,223 million), the purchase price will be reduced by the amount of the shortfall. If the net tangible assets of the Business as shown in such agreed closing statements are greater than US$285 million (approximately HK$2,223 million), the purchase price will be increased by the amount of such excess.

The final accounting of purchase price will be determined after the procedures stipulated in the Sales and Purchase Agreement have been completed.

The acquisition strengthens the Group's brand profile, product offerings and distribution network in the global power tool industry, particularly in the US and European markets.

The Group has moved forward with its integration plans to reap the synergistic benefits in engineering, manufacturing and the supply chain for our operations. Leveraging the strengths of the combined business, the Group will be able to compete more effectively in the global power tool industry and to further enhance its leadership position.

Results Analysis

The Group reported a turnover growth of 52.0% for the period under review to HK$10,217 million, contributed by strong organic growth of all business units and the newly acquired business completed on 3rd January, 2005. Profit attributable to shareholders of the Company for the period increased by 52.7% to HK$456 million from HK$299 million. Profit margin improved to 4.47%, despite higher administrative and financing expenses and effective tax rate from acquisition. Earnings per share increased by 49.6% from HK22.49 cents to HK33.65 cents.

Gross margin continued to improve from 29.8% to 31.0% as a result of a more favorable product portfolio from current and newly acquired business and continuous cost improvement programs adopted by all operations, offsetting higher raw material prices.

The Group's EBITDA (earnings before interest, tax, depreciation and amortization) for the period under review increased by 68.2% to HK$939 million from HK$558 million. EBITDA margin improved from 8.3% to 9.2%.

Selling, distribution, advertising and warranty expenses efficiency improved from 10.3% to turnover reported last year to 9.9% for the period under review. The Group had already identified various cost improvement opportunities through integration and consolidation with the newly acquired operations to further rationalize the cost structure and improve efficiencies.

The Group continued to invest in the design and development of innovative high quality products. For the current period under review, the Group spent HK$252 million or 2.5% of Group turnover, as compared to HK$165 million or 2.5% of Group turnover same period last year.

Following the completion of the acquisition, the Group's own and licensed brand business expanded to 81.5% of Group turnover (2004: 74.1%), an increase of 67.3%. North America remained to be the Group's major market with turnover growth of 44.8%, representing 74.5% of Group turnover (2004: 78.2%). The Group's business in Europe and other countries increased by 77.6%, accounting for 25.5% (2004: 21.8%) of Group turnover, in line with the Group's strategy to expand business beyond the North American market.

Effective tax rate increased from 11.9% to 16.4% as a result of the recent acquisition. The Group will continue to capitalize on its global operation for more effective tax planning.

Liquidity and Financial Resources

The Group's working capital remained healthy. As at 30th June, 2005, net current assets was at HK$2.43 billion as compared to HK$2.15 billion same period last year.

Total inventory value, as a result of the acquisition completed at beginning of the year, increased to HK$4.37 billion. Average inventory days improved by 4 days to 64 days as compared to same period last year with finished goods turnover days improved by 6 days to 43 days. Excluding the acquired inventory, the increase was in line with the organic growth of the Group.

Trade receivables increased by 3 days to 51 days when compared to same period last year. The increase was mainly due to different credit terms of the acquired business.

Trade and other payables were at 59 days, as compared to 53 days same period last year.

The Group continues to maintain a well balanced and carefully structured loan portfolio to support its long-term growth strategy and is also able to secure additional financing at favorable terms. Taking advantage of the low interest rate environment, the Group tapped into the capital market with two transactions in first quarter 2005 through its wholly owned entity in the United States. The Group placed US$200 million fixed interest rate Notes in two tranches, of US$150 million for 10 years at 5.44% per annum, and US$50 million for 7 years at 5.17% per annum, with private investors in the United States. Another US$200 million LIBOR-based floating rate transferable term loan was arranged through an elite group of financial institutions for a 3-year period extendable to 5 years. Both issues received overwhelming support and were successfully closed in March 2005. The proceeds were used to refinance existing bank borrowings.

The Group's net gearing, expressed as a percentage of total net borrowing to equity attributable to shareholders of the Company, was at 118.6% as a result of the Milwaukee®, AEG® and DreBo® acquisition, which was fully funded by internal resources and borrowings. In addition, the Group's working capital requirement is higher in the first half to prepare for the peak shipment period in the second half. With the Group's strong cash flow generating capability, the gearing ratio is expected to improve by end of the year.

Net interest expenses amounted to HK$127 million, as compared to HK$37 million same period last year as a result of additional borrowings and the effective interest expense, a non-cash item, on the liability component of the convertible bonds in accordance with HKAS 39. Interest coverage, expressed as a multiple of profit before interest and tax to total net interest remained at healthy level of 5.33 times (2004: 10.35 times).

The Group's major borrowings including the ones issued during the period are in US Dollars and HK Dollars. Other than the fixed interest rate Notes, all borrowings are either LIBOR or Hong Kong best lending rates based. As the Group's major revenues are in US Dollars, there is a natural hedge mechanism in place and currency exposure is relatively low. The current 2% appreciation of the RMB also has very little impact on our operation as our RMB cost base is relatively small. To enhance overall risk management for its expansion, the Group had already strengthened its treasury management capability and will closely monitor and manage its currency and interest rate exposure.

Capital expenditure for the period amounted to HK$288 million with depreciation charges of HK$245 million.

Capital Commitments and Contingent Liabilities

Total capital commitments as at 30th June, 2005 amounted to HK$243 million compared to HK$154 million as at 31st December, 2004.

As at 30th June, 2005, there were no material contingent liabilities or off balance sheet obligations.

Charges

None of the Group's assets are charged or subject to any encumbrance.

Human Resources

The Group employed a total of 24,825 employees (2004: 16,294 employees) in Hong Kong and overseas. Total staff costs for the period under review amounted to HK$1,091 million as compared to HK$647 million same period last year. The increase was due to the expansion of the Group's operations.

The Group regards human capital as vital to the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training and leadership development programs throughout the organization.

The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

interim dividend

The Directors recommend an interim dividend of HK6.00 cents per share (2004 interim dividend: HK4.50 cents). The interim dividend will be paid to shareholders listed on the register of members of the Company on 16th September, 2005. It is expected that the interim dividend will be paid on or about 30th September, 2005.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 12th September, 2005 to Friday, 16th September, 2005, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 9th September, 2005.

condensed consolidated income statement (unaudited)

for the six months period ended 30th June, 2005

	Notes	**2005** HK$'000	2004 HK$'000	**2005** US$'000 (Note 13)	2004 US$'000 (Note 13)
Turnover	3	**10,217,328**	6,724,115	**1,309,914**	862,066
Cost of sales		**(7,045,245)**	(4,720,044)	**(903,235)**	(605,134)
Gross profit		**3,172,083**	2,004,071	**406,679**	256,932
Other operating income		**15,092**	14,074	**1,935**	1,804
Interest income		**22,692**	22,155	**2,909**	2,840
Selling, distribution, advertising and warranty expenses		**(1,008,271)**	(693,737)	**(129,265)**	(88,941)
Administrative expenses		**(1,226,291)**	(762,714)	**(157,220)**	(97,785)
Research and development costs		**(251,880)**	(164,759)	**(32,292)**	(21,123)
Profit from operations	4	**723,425**	419,090	**92,746**	53,727
Finance costs		**(149,734)**	(58,702)	**(19,197)**	(7,526)
Profit before share of results of associates and taxation		**573,691**	360,388	**73,549**	46,201
Share of results of associates		**(2,999)**	(626)	**(384)**	(80)
Profit before taxation		**570,692**	359,762	**73,165**	46,121
Taxation	5	**(93,741)**	(42,677)	**(12,018)**	(5,471)
Profit for the period		**476,951**	317,085	**61,147**	40,650
Attributable to:					
Shareholders of the Company		**456,362**	298,858	**58,507**	38,313
Minority interests		**20,589**	18,227	**2,640**	2,337
Profit for the period		**476,951**	317,085	**61,147**	40,650
Dividends		**(169,651)**	(118,444)	**(21,750)**	(15,185)
Earnings per share (HK / US cents)	6				
Basic		**33.65**	22.49	**4.31**	2.88
Diluted		**31.89**	21.78	**4.09**	2.79

condensed consolidated balance sheet

as at 30th June, 2005

	Notes	30th June 2005 HK$'000 (Unaudited)	31st December 2004 HK$'000 (Audited and restated)	30th June 2005 US$'000 (Note 13)	31st December 2004 US$'000 (Note 13)
Assets					
Non-current assets					
Property, plant and equipment		**1,746,805**	879,846	**223,949**	112,801
Lease prepayment		**69,309**	4,772	**8,886**	612
Goodwill		**4,060,924**	653,504	**520,631**	83,783
Negative goodwill		**–**	(28,868)	**–**	(3,701)
Intangible assets		**473,522**	232,881	**60,708**	29,857
Interests in associates		**168,982**	160,442	**21,664**	20,569
Investments in securities		**–**	27,193	**–**	3,486
Available-for-sale investments		**23,259**	–	**2,982**	–
Deferred tax assets		**377,125**	329,711	**48,349**	42,271
Other assets		**1,195**	1,195	**153**	153
		6,921,121	2,260,676	**887,322**	289,831
Current assets					
Inventories		**4,372,339**	2,787,059	**560,556**	357,315
Trade and other receivables	7	**3,378,887**	2,762,156	**433,190**	354,123
Deposits and prepayments		**441,051**	382,421	**56,545**	49,028
Bills receivable		**359,074**	256,836	**46,035**	32,928
Tax recoverable		**31,453**	872	**4,032**	112
Trade receivable from associates		**1,276**	1,247	**164**	160
Bank balances, deposits and cash		**1,733,787**	5,452,057	**222,280**	698,982
		10,317,867	11,642,648	**1,322,802**	1,492,648
Current liabilities					
Trade, bills and other payables	8	**4,063,120**	3,395,650	**520,913**	435,340
Warranty provision		**261,258**	241,375	**33,495**	30,946
Trade payable to an associate		**29,228**	21,593	**3,747**	2,768
Tax payable		**129,119**	105,092	**16,554**	13,473
Dividend payable		**169,651**	–	**21,750**	–
Obligations under finance leases – due within one year		**14,874**	6,266	**1,907**	803
Discounted bills with recourse		**2,477,588**	3,208,964	**317,639**	411,406
Borrowings – due within one year		**746,875**	840,450	**95,754**	107,750
		7,891,713	7,819,390	**1,011,759**	1,002,486
Net current assets		**2,426,154**	3,823,258	**311,043**	490,162
Total assets less current liabilities		**9,347,275**	6,083,934	**1,198,365**	779,993

condensed consolidated balance sheet

	Note	**30th June 2005** HK$'000 (Unaudited)	31st December 2004 HK$'000 (Audited and restated)	**30th June 2005** US$'000 (Note 13)	31st December 2004 US$'000 (Note 13)
Capital and Reserves					
Share capital	9	**135,907**	135,230	**17,424**	17,337
Reserves		**3,627,990**	3,318,586	**465,122**	425,461
Equity attributable to shareholders of the Company		**3,763,897**	3,453,816	**482,546**	442,798
Minority interests		**101,147**	82,032	**12,968**	10,517
Total Equity		**3,865,044**	3,535,848	**495,514**	453,315
Non-current Liabilities					
Obligations under finance leases – due after one year		**139,641**	8,989	**17,903**	1,152
Convertible bonds		**1,064,664**	1,051,257	**136,495**	134,777
Borrowings – due after one year		**4,233,124**	1,446,292	**542,709**	185,422
Deferred tax liabilities		**44,802**	41,548	**5,744**	5,327
		5,482,231	2,548,086	**702,851**	326,678
		9,347,275	6,083,934	**1,198,365**	779,993

condensed consolidated cash flow statement (unaudited)

for the six months period ended 30th June, 2005

	30th June 2005 HK$'000	30th June 2004 HK$'000	**30th June 2005** US$'000 (Note 13)	30th June 2004 US$'000 (Note 13)
Net cash used in operating activities	**(359,419)**	(490,549)	**(46,080)**	(62,891)
Net cash used in investing activities	**(5,415,728)**	(267,791)	**(694,324)**	(34,332)
Net cash from financing activities	**2,028,835**	151,482	**260,108**	19,421
Net decrease in cash and cash equivalents	**(3,746,312)**	(606,858)	**(480,296)**	(77,802)
Cash and cash equivalents at 1st January	**5,314,518**	2,444,098	**681,349**	313,346
Effect of foreign exchange rate changes	**47,726**	(5,789)	**6,117**	(743)
Cash and cash equivalents at 30th June	**1,615,932**	1,831,451	**207,170**	234,801
Analysis of the balances of cash and cash equivalents				
Represented by:				
Bank balances, deposits and cash	**1,733,787**	1,970,998	**222,280**	252,692
Bank overdrafts	**(117,855)**	(139,547)	**(15,110)**	(17,891)
	1,615,932	1,831,451	**207,170**	234,801

condensed statement of changes in equity (unaudited)

for the six months period ended 30th June, 2005

	Attributable to shareholders of the Company								
	Share capital HK$'000	Share premium HK$'000	Convertible bonds-equity component HK$'000	Translation reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January, 2004	132,497	672,083	–	45,519	–	1,662,785	2,512,884	46,374	2,559,258
Exchange differences on translation of overseas operations not recognized in the income statement	–	–	–	(4,237)	–	–	(4,237)	–	(4,237)
Shares issued at a premium	1,166	57,603	–	–	–	–	58,769	–	58,769
Profit for the period	–	–	–	–	–	298,858	298,858	18,227	317,085
Final dividend – 2003	–	–	–	–	–	(118,444)	(118,444)	–	(118,444)
At 30th June, 2004	133,663	729,686	–	41,282	–	1,843,199	2,747,830	64,601	2,812,431
At 31st December, 2004									
– As previously reported	135,230	810,611	–	71,498	–	2,421,327	3,438,666	82,032	3,520,698
– Effects of changes in accounting policies	–	–	26,334	–	–	(11,184)	15,150	–	15,150
– As restated	135,230	810,611	26,334	71,498	–	2,410,143	3,453,816	82,032	3,535,848
At 31st December, 2004									
– As restated	135,230	810,611	26,334	71,498	–	2,410,143	3,453,816	82,032	3,535,848
– Effects of changes in accounting policies	–	–	–	–	–	28,868	28,868	–	28,868
At 1st January, 2005 – as restated	135,230	810,611	26,334	71,498	–	2,439,011	3,482,684	82,032	3,564,716
Exchange differences on translation of overseas operations not recognized in the income statement	–	–	–	(70,511)	–	–	(70,511)	(1,474)	(71,985)
Shares issued at a premium	677	61,012	–	–	–	–	61,689	–	61,689
Employee share option benefits	–	–	–	–	3,324	–	3,324	–	3,324
Profit for the period	–	–	–	–	–	456,362	456,362	20,589	476,951
Final dividend – 2004	–	–	–	–	–	(169,651)	(169,651)	–	(169,651)
At 30th June, 2005	**135,907**	**871,623**	**26,334**	**987**	**3,324**	**2,725,722**	**3,763,897**	**101,147**	**3,865,044**

1 Basis of Preparation

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules") and with Hong Kong Accounting Standard 34 Interim Financial Reporting.

2 Changes in Accounting Policies

The condensed financial statements have been prepared on the historical cost basis.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2004 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards (HKFRSs), Hong Kong Accounting Standards (HKASs) and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business Combinations

In the current period, the Group has applied HKFRS 3, Business Combinations, which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarized below:

(i) Goodwill

In previous periods, goodwill arising on acquisitions was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalized on the balance sheet, the Group has discontinued amortizing such goodwill from 1st January, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortization of goodwill has been charged in the current period. Comparative figures for 2004 have not been restated.

(ii) Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognized all negative goodwill at 1st January, 2005, with a corresponding increase to retained earnings.

2 Changes in Accounting Policies *(continued)*

Share-based Payments

In the current period, the Group has applied HKFRS 2 Share-based Payments which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st January, 2005. In relation to share options granted before 1st January, 2005, the Group has not applied HKFRS 2 to share options granted on or before 7th November, 2002 and share options that were granted after 7th November, 2002 had vested before 1st January, 2005 in accordance with the relevant transitional provisions.

Financial Instruments

In the current period, the Group has applied HKAS 32 Financial Instruments: Disclosure and Presentation and HKAS 39 Financial Instruments: Recognition and Measurement. HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

(i) Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

On 1st January, 2005, investments securities which are unlisted equity in nature have been reclassified as available-for-sale investments. Available-for-sale investments are stated at cost as their fair value cannot be reliably measured. If there is objective evidence that an individual investment has been impaired, such impairment would be recognized in the income statement.

(ii) Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognized, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively for transfers of financial assets on or after 1st January, 2005. As a result, the Group's bills receivables with full recourse which were derecognized prior to 1st January, 2005 have not been restated. As at 30th June, 2005, the Group's bills receivables with full recourse have not been derecognized. Instead, the related borrowings of HK$159,341,000 have been recognized on the balance sheet date. This change has had no material effect on the results for the current period.

(iii) Convertible bonds

HKAS 32 requires an issuer of a compound financial instrument (that contains both financial liability and equity components) to separate the compound financial instrument into its liability and equity components on its initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortized cost using the effective interest method. The principle impact of HKAS 32 on the Group is in relation to convertible bonds issued by the Company that contain both liability and equity components. Previously, convertible bonds were classified as liabilities on the balance sheet. Because HKAS 32 requires retrospective application, comparative figures have been restated. Comparative profit for 2004 has been restated in order to reflect the increase in effective interest on the liability component (see Note 2(a) and 2(b) for the financial impact).

2 Changes in Accounting Policies *(continued)*

Lease Prepayments

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 Leases. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 2(a) and 2(b) for the financial impact).

(a) The effect of changes in the above accounting policies on the consolidated income statement are as follows:

	Effect of adopting				
	HKAS 17 HK$'000	HKAS 32 & HKAS 39 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total effect on adoption of HKFRSs and HKASs HK$'000
For the six months period ended 30th June, 2005 (unaudited)					
Increase/(decrease) in profit					
Increase in employee share option benefits	–	–	(3,324)	–	(3,324)
Decrease in depreciation	425	–	–	–	425
Increase in amortization of lease prepayment	(425)	–	–	–	(425)
Increase in finance costs	–	(11,184)	–	–	(11,184)
Total decrease in profit	–	(11,184)	(3,324)	–	(14,508)
Decrease in basic earnings per share (HK cents)	–	(0.82)	(0.25)	–	(1.07)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
For the six months period ended 30th June, 2004 (unaudited)					
Increase/(decrease) in profit					
Decrease in depreciation	64	–	–	–	64
Increase in amortization of lease prepayment	(64)	–	–	–	(64)
No change in profit	–	–	–	–	–

2 Changes in Accounting Policies *(continued)*

(b) The effect of changes in the above accounting policies on the consolidated balance sheet are as follows:

	Effect of adopting				
	HKAS 17 HK$'000	HKAS 32 & HKAS 39 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total effect on adoption of HKFRSs and HKASs HK$'000
At 1st January, 2005 (audited and restated)					
Decrease in property, plant and equipment	(4,772)	–	–	–	(4,772)
Increase in lease prepayment	4,772	–	–	–	4,772
Decrease in investments in securities	–	(27,193)	–	–	(27,193)
Increase in available-for-sale investments	–	27,193	–	–	27,193
Derecognition of negative goodwill	–	–	–	(28,868)	(28,868)
Recognition of equity component of convertible bonds	–	26,334	–	–	26,334
Increase in deferred tax liabilities	–	5,586	–	–	5,586
Decrease in convertible bonds	–	(20,736)	–	–	(20,736)
Retained profits	–	(11,184)	–	28,868	17,684

	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 30th June, 2005 (unaudited)					
Decrease in property, plant and equipment	(69,309)	–	–	–	(69,309)
Increase in lease prepayment	69,309	–	–	–	69,309
Decrease in investments in securities	–	(23,259)	–	–	(23,259)
Increase in available-for-sale investments	–	23,259	–	–	23,259
Derecognition of negative goodwill	–	–	–	(28,868)	(28,868)
Increase in bills receivable	–	159,341	–	–	159,341
Increase in discounted bills with recourse	–	159,341	–	–	159,341
Recognition of equity component of convertible bonds	–	26,334	–	–	26,334
Increase in deferred tax liabilities	–	5,586	–	–	5,586
Decrease in convertible bonds	–	(9,552)	–	–	(9,552)
Increase in employee share-based compensation reserve	–	–	3,324	–	3,324
Retained profits	–	(22,368)	(3,324)	28,868	3,176

3 Segment Information

	Six months period ended 30th June			
	Turnover		Segment results	
	2005 HK$'000	2004 HK$'000	**2005** HK$'000	2004 HK$'000
By principal activity:				
Manufacturing and trading of:				
Power equipment products	**7,889,483**	4,711,892	**549,588**	294,282
Floor care appliances	**1,979,827**	1,717,292	**103,514**	80,457
Laser and electronic products	**348,018**	294,931	**70,323**	59,379
	10,217,328	6,724,115	**723,425**	434,118
Amortization of goodwill			**–**	(17,180)
Release of negative goodwill to income			**–**	2,152
Profit from operations			**723,425**	419,090
By geographical market location:				
North America	**7,615,796**	5,259,245	**562,793**	366,423
Europe and other countries	**2,601,532**	1,464,870	**160,632**	67,695
	10,217,328	6,724,115	**723,425**	434,118
Amortization of goodwill			**–**	(17,180)
Release of negative goodwill to income			**–**	2,152
Profit from operations			**723,425**	419,090

4 Profit from Operations

	Six months period ended 30th June	
	2005 HK$'000	2004 HK$'000 (As restated)
Profit from operations has been arrived at after charging (crediting):		
Depreciation and amortization of property, plant and equipment	**244,969**	160,682
Amortization of lease prepayment	**425**	64
Amortization of intangible assets	**16,755**	4,597
Amortization of goodwill	**–**	17,180
Release of negative goodwill to income	**–**	(2,152)
Staff costs	**1,091,117**	646,596

5 Taxation

	Six months period ended 30th June	
	2005	2004
	HK$'000	HK$'000
The total tax charge comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	**22,305**	33,531
Overseas Tax	**44,770**	14,501
Deferred Tax	**26,666**	(5,355)
	93,741	42,677

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

6 Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the ordinary shareholders of the Company is based on the following data:

	Six months period ended 30th June	
	2005	2004
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the period attributable to shareholders of the Company	**456,362**	298,858
Amortization of arrangement fees of convertible bonds	**1,834**	N/A
Effective interest on convertible component of convertible bonds	**9,227**	N/A
Earnings for the purpose of diluted earnings per share	**467,423**	298,858
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,356,152,770**	1,328,955,297
Effect of dilutive potential ordinary shares:		
Share options	**43,505,459**	43,371,852
Convertible bonds	**65,922,585**	N/A
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,465,580,814**	1,372,327,149

7 Trade and Other Receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000
0 to 60 days	**2,801,621**	2,323,226
61 to 120 days	**223,733**	264,250
121 days or above	**82,698**	57,009
Total trade receivables	**3,108,052**	2,644,485
Other receivables	**270,835**	117,671
	3,378,887	2,762,156

8 Trade, Bills and Other Payables

The aging analysis of trade payables is as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000 (As restated)
0 to 60 days	**1,695,467**	1,487,387
61 to 120 days	**56,330**	211,234
121 days or above	**10,766**	17,907
Total trade payables	**1,762,563**	1,716,528
Bills payables	**335,820**	510,144
Other payables	**1,964,737**	1,168,978
	4,063,120	3,395,650

9 Share Capital

	Number of shares		Share capital	
	30th June 2005	31st December 2004	**30th June 2005** HK$'000	31st December 2004 HK$'000
Ordinary shares				
Authorized:				
At 1st January of HK$0.10 each (2004: HK$0.20 each)	**2,400,000,000**	800,000,000	**240,000**	160,000
Increased in authorized share capital	**–**	400,000,000	**–**	80,000
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	**–**	1,200,000,000	**–**	–
Shares of HK$0.10 each	**2,400,000,000**	2,400,000,000	**240,000**	240,000
Issued and fully paid:				
At 1st January of HK$0.10 each (2004: HK$0.20 each)	**1,352,304,652**	662,486,826	**135,230**	132,497
Issued on exercise of share options	**6,761,000**	24,336,000	**677**	2,733
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	**–**	665,481,826	**–**	–
Shares of HK$0.10 each	**1,359,065,652**	1,352,304,652	**135,907**	135,230

On 28th May, 2004, ordinary resolutions were passed by the shareholders of the Company to approve the increase (the "Increase") in the authorized share capital of the Company to HK$240,000,000 and the subdivision (the "Subdivision") of each issued and unissued shares of HK$0.20 each in the authorized share capital into two ordinary shares of HK$0.10 each. The Increase and the Subdivision became effective on 28th and 31st May, 2004 respectively.

The shares issued during the period rank pari passu in all respects with the existing shares.

10 Capital Commitments

	30th June 2005 HK$'000	31st December 2004 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment and licence	**177,052**	151,762
Capital expenditure authorized but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	**66,273**	2,067

11 Contingent Liabilities

	30th June 2005 HK$'000	31st December 2004 HK$'000
Guarantees given to banks in respect of credit facilities utilized by associates	**24,570**	24,455
Bills discounted with recourse	–	207,338
	24,570	231,793

12 Acquisition of Subsidiaries

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as "DreBo®" accessories businesses, ("the Sold Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Sold Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Sold Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). The parties are in the process of finalizing the closing statements for the Business and if the net tangible assets of the Business as shown in such agreed closing statements are less than US$285 million (approximately HK$2,223 million), the purchase price will be reduced by the amount of the shortfall. If the net tangible assets of the Business as shown in such agreed closing statements are greater than US$285 million (approximately HK$2,223 million), the purchase price will be increased by the amount of such excess. Details of the acquisition are set out in the circular issued by the Company dated 23rd November, 2004.

The final accounting of purchase price will be determined after the procedures stipulated in Sales and Purchase Agreement have been completed.

The preliminary effect of the acquisition is summarized as follows:

	HK$'000
Net assets acquired	1,869,930
Goodwill arising on the acquisition	3,407,420
Satisfied by cash consideration	5,277,350
Net cash outflow arising on the acquisition	
Cash consideration	(5,277,350)
Bank balances and cash acquired	212,137
	(5,065,213)

13 US Dollar Equivalents

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.0.

14 Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation of the financial statements.

Directors' and Chief Executive's Interests in Shares

As at 30th June, 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Name of directors	Name of company / associated corporation	Capacity / Nature of interests	Interests in shares (other than pursuant to equity derivatives)(1)	Interests in underlying shares pursuant to equity derivatives(1)	Total interests in shares / underlying shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	The Company	Beneficial owner	76,554,000	26,688,000	326,661,794	24.04%
	The Company	Interest of spouse	760,000	–	–	–
	The Company	Interest of controlled corporation	222,659,794(2)	–	–	–
Mr Roy Chi Ping Chung, JP	The Company	Beneficial owner	113,541,948	13,824,000	164,576,978	12.11%
	The Company	Interest of spouse	136,000	–	–	–
	The Company	Interest of controlled corporation	37,075,030(3)	–	–	–
Mr Kin Wah Chan	The Company	Beneficial owner	730,000	2,000,000	2,730,000	0.20%
Mr Chi Chung Chan	The Company	Beneficial owner	200,000	3,000,000	3,200,000	0.24%
Dr Akio Urakami	The Company	Beneficial owner	1,150,000	300,000	1,450,000	0.11%
Mr Vincent Ting Kau Cheung	The Company	Beneficial owner	1,920,000	800,000	2,720,000	0.20%
Mr Joel Arthur Schleicher	The Company	Beneficial owner	200,000	500,000	700,000	0.05%
Mr Christopher Patrick Langley	The Company	Beneficial owner	400,000	300,000	700,000	0.05%
Mr Manfred Kuhlmann	The Company	Beneficial owner	–	100,000	100,000	0.01%

Notes:

(1) Interests in shares and underlying shares stated above represent long positions.

The equity derivatives are physically settled and unlisted.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives represent options granted to them pursuant to the share option schemes adopted by the Company.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited* in which Mr Roy Chi Ping Chung, JP has a beneficial interest.

* *Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Mr Roy Chi Ping Chung, JP.*

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at 30th June, 2005.

Share Options

The following table discloses movements in the Company's share options during the six months period ended 30th June, 2005:

Name of directors	Date of share options granted	Share option scheme category [1]	Outstanding at beginning of the period	Granted during the period [2]	Exercised during the period [3]	Outstanding at end of the period	Subscription price HK$	Exercise period
Mr Horst Julius Pudwill	28.6.2002	C	25,728,000	–	–	25,728,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C	560,000	–	–	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	400,000	–	–	400,000	12.170	25.2.2004 - 24.2.2009
Mr Roy Chi Ping Chung, JP	28.6.2002	C	12,864,000	–	–	12,864,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C	560,000	–	–	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	400,000	–	–	400,000	12.170	25.2.2004 - 24.2.2009
Mr Kin Wah Chan	25.2.2004	C	1,000,000	–	–	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	C	1,000,000	–	–	1,000,000	12.525	1.3.2004 - 28.2.2009
Mr Chi Chung Chan	17.7.2003	C	1,000,000	–	–	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	C	500,000	–	–	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	1,000,000	–	–	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	C	500,000	–	–	500,000	12.525	1.3.2004 - 28.2.2009
Dr Akio Urakami	*25.2.2004*	C	*300,000*	–	–	*300,000*	*12.170*	25.2.2004 - 24.2.2009
Mr Vincent Ting Kau Cheung	30.4.2002	C	400,000	–	–	400,000	3.200	30.4.2002 - 29.4.2007
	17.7.2003	C	300,000	–	–	300,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C	100,000	–	–	100,000	12.170	25.2.2004 - 24.2.2009
Mr Joel Arthur Schleicher	30.4.2002	C	200,000	–	–	200,000	3.200	30.4.2002 - 29.4.2007
	17.7.2003	C	200,000	–	–	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C	100,000	–	–	100,000	12.170	25.2.2004 - 24.2.2009
Mr Christopher Patrick Langley	17.7.2003	C	200,000	–	–	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C	100,000	–	–	100,000	12.170	25.2.2004 - 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	C	–	100,000	–	100,000	17.750	7.2.2005 - 6.2.2010
Total for directors			47,412,000	100,000	–	47,512,000		
Employees	23.7.2001	B	600,000	–	300,000	300,000	1.058	23.7.2001 - 22.7.2006
	30.4.2002	C	2,880,000	–	150,000	2,730,000	3.200	30.4.2002 - 29.4.2007
	5.7.2002	C	1,000,000	–	–	1,000,000	3.350	5.7.2002 - 4.7.2007
	17.7.2003	C	8,295,000	–	3,588,000	4,707,000	7.625	17.7.2003 - 16.7.2008
	1.9.2003	C	40,000	–	20,000	20,000	8.825	1.9.2003 - 31.8.2008
	19.9.2003	C	204,000	–	–	204,000	8.685	19.9.2003 - 18.9.2008
	18.12.2003	C	148,000	–	148,000	–	10.360	18.12.2003 - 17.12.2008
	1.3.2004	C	11,026,000	–	2,355,000	8,671,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	C	200,000	–	–	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	C	300,000	–	–	300,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	C	200,000	–	–	200,000	12.000	7.6.2004 - 6.6.2009
	25.6.2004	C	40,000	–	–	40,000	11.500	25.6.2004 - 24.6.2009
	10.8.2004	C	400,000	–	200,000	200,000	11.300	10.8.2004 - 9.8.2009
	18.8.2004	C	60,000	–	–	60,000	11.250	18.8.2004 - 17.8.2009
	2.10.2004	C	1,000,000	–	–	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	C	250,000	–	–	250,000	15.710	13.12.2004 - 12.12.2009
	17.1.2005	C	–	150,000	–	150,000	16.520	17.1.2005 - 16.1.2010
	7.2.2005	C	–	100,000	–	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	C	–	200,000	–	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	C	–	25,000	–	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	C	–	200,000	–	200,000	17.200	10.5.2005 - 9.5.2010
	1.6.2005	C	–	20,000	–	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	C	–	250,000	–	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	C	–	500,000	–	500,000	19.200	27.6.2005 - 26.6.2010
Total for employees			26,643,000	1,445,000	6,761,000	21,327,000		
			74,055,000	1,545,000	6,761,000	68,839,000		

	Outstanding at beginning of the period	Granted during the period	Exercised during the period	Outstanding at end of the period	Percentage to total Company's shares in issue at end of the period
Total under Scheme B	600,000	–	300,000	300,000	0.02%
Total under Scheme C	73,455,000	1,545,000	6,461,000	68,539,000	5.04%
	74,055,000	1,545,000	6,761,000	68,839,000	5.06%

Notes:

(1) Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ("Scheme B").
Scheme adopted on 28th March, 2002 ("Scheme C").

(2) The closing prices of the Company's shares immediately before 17th January, 2005, 7th February, 2005, 7th April, 2005, 27th April, 2005, 10th May, 2005, 1st June, 2005, 17th June, 2005, 27th June, 2005, the dates of grant, were HK$16.35, HK$17.60, HK$17.20, HK$17.80, HK$17.25, HK$17.40, HK$17.90 and HK$18.70 respectively.

(3) The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$16.52 to HK$19.17.

(4) No options cancelled during the period.

Substantial Shareholders' Interests in Shares

As at 30th June, 2005, the interests and short positions of the following persons, other than directors and chief executive of the Company, in the shares, underlying shares and debentures of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of the SFO:

Name	Total interests in shares[1]	Approximate aggregate percentage of interests
FMR Corp [2]	148,719,800	10.943%
J.P. Morgan Chase & Co. [3]	149,059,878	10.968%

Notes:

(1) Interests in shares stated above represent long positions.

(2) The capacity of FMR Corp. in holding the 148,719,800 shares was as Investment Manager.

(3) The following is a breakdown of the interests in shares of J.P. Morgan Chase & Co.:

Name	Remarks	Total interests in shares		Approximate percentage of interests
		Direct interests	Deemed interests	
J.P. Morgan Chase & Co.	(a)	–	149,059,878	10.968%
JPMorgan Chase Bank, N.A.	(b)	48,958,923	15,550	3.604%
JF Asset Management (Taiwan) Limited	(b)	5,504,000	–	0.405%
JF Funds Limited	(b)	–	5,504,000	0.405%
JF Asset Management Limited	(b)	90,992,905	5,504,000	7.100%
JF International Management Inc.	(b)	270,000	–	0.020%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	–	100,066,905	7.363%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	–	100,085,405	7.364%
J.P. Morgan Fleming Asset Management (UK) Limited	(b)	18,500	–	0.001%
Robert Fleming Asset Management Limited	(b)	–	18,500	0.001%
Robert Fleming Holdings Ltd.	(b)	–	18,500	0.001%
JF Asset Management (Singapore) Limited	(b)	3,300,000	–	0.243%
J.P. Morgan Securities Ltd.	(b)	15,550	–	0.001%
J.P. Morgan Chase International Holdings Limited	(b)	–	15,550	0.001%
J.P. Morgan Chase (UK) Holdings Limited	(b)	–	15,550	0.001%
J.P. Morgan Capital Holdings Limited	(b)	–	15,550	0.001%
J.P. Morgan International Finance Limited	(b)	–	15,550	0.001%
J.P. Morgan International Inc.	(b)	–	15,550	0.001%

Remarks:

(a) J.P. Morgan Chase & Co. is listed on the New York Stock Exchange.

The capacity of J.P. Morgan Chase & Co. in holding the 149,059,878 shares was, as to 15,550 shares, as Beneficial Owner, as to 100,085,405 shares, as Investment Manager and, as to 48,958,923 shares, as Custodian.

The 149,059,878 shares included a lending pool of 48,958,923 shares.

(b) JPMorgan Chase Bank, N.A., JF Asset Management (Taiwan) Limited, JF Funds Limited, JF Asset Management Limited, JF International Management Inc., J.P. Morgan Fleming Asset Management (Asia) Inc., J.P. Morgan Fleming Asset Management Holdings Inc., J.P. Morgan Fleming Asset Management (UK) Limited, Robert Fleming Asset Management Limited, Robert Fleming Holdings Ltd., JF Asset Management (Singapore) Limited, J.P. Morgan Securities Ltd., J.P. Morgan Chase International Holdings Limited, J.P. Morgan (UK) Holdings Limited, J.P. Morgan Capital Holdings Limited, J.P. Morgan International Finance Limited and J.P. Morgan International Inc., were all direct or indirect subsidiaries of J.P. Morgan Chase & Co. and by virtue of the SFO, J.P. Morgan Chase & Co. was deemed to be interested in the shares held by these subsidiaries.

Save as disclosed above, no other person was interested in or had a short position in the shares, underlying shares and debentures of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at 30th June, 2005.

Audit Committee

The Audit Committee is composed of three independent non-executive directors, Mr Joel Arthur Schleicher (Chairman), Mr Christopher Patrick Langley and Mr Manfred Kuhlmann. The Audit Committee has reviewed with management the accounting policies and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited interim financial statements for the six months period ended 30th June, 2005.

Corporate Governance

The Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months period ended 30th June, 2005, with deviations from code provision A.4.1 of the CG Code only in respect of the service term of non-executive directors.

Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election.

None of the existing non-executive (including independent non-executive) directors of the Company is appointed for a specific term. This constitutes a deviation from code provision A.4.1 of the CG Code. However, all the directors of the Company (executive, non-executive and independent non-executive) are subject to the retirement by rotation at each annual general meeting under 103(A) of the Articles of Association of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

Remuneration Committee

A Remuneration Committee has been established in accordance with the requirements of the CG Code. The Remuneration Committee comprises one non-executive director, Mr Vincent Ting Kau Cheung (Chairman) and two independent non-executive directors, Mr Christopher Patrick Langley and Mr Manfred Kuhlmann.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by directors as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the directors of the Company (the "Code"). Having made specific enquiry of the directors of the Company, all the directors confirmed that they had compiled with the required standards as set out in the Code during the six months period ended 30th June, 2005.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

Purchase, Sales or Redemption of Shares

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong
18th August, 2005

corporate information

Board of Directors

Group Executive Directors

Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Mr Roy Chi Ping Chung, JP
Group Managing Director

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan

Non-executive Directors

Dr Akio Urakami
Mr Vincent Ting Kau Cheung

Independent Non-executive Directors

Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley
Mr Manfred Kuhlmann

Financial Calendar 2005

30th June:	*Six months interim period end*
18th August:	Announcement of 2005 interim results
9th September:	Last day to register for 2005 interim dividend
12th-16th September:	Book closure period for interim dividend
30th September:	Interim dividend payment
31st December:	Financial year end

Investor Relations Contact

Investor Relations and Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong
email: ir@tti.com.hk

Website

www.ttigroup.com

Earning results, annual/interim reports are available online

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (code: 669)
Zero Coupon Convertible Bonds 2009 (code: 2591)
ADR Level 1 Programme (code: TTNDY)

Share Registrar and Transfers Office

Secretaries Limited
G/F, Bank of East Asia
Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong
Tel: (852) 2980 1888
Fax: (852) 2861 0285

ADR Depositary

The Bank of New York

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank N.A.
Standard Chartered Bank
Wachovia Bank, N.A.
Commerzbank A.G.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

All trademarks are registered trademarks of their respective owners.

The use of the trademark RYOBI® is pursuant to a license granted by Ryobi Limited.

RIDGID® is a registered trademark of Ridgid, Inc., part of Emerson Professional Tools, a business of St. Louis-based Emerson (NYSE: EMR). The orange color used on these products and the combination of orange and grey are trademarks for RIDGID® brand power tools.

Hong Kong

Techtronic Industries Co. Ltd.
Homelite Far East Co. Ltd.

Headquarters
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
T (852) 2402 6888
F (852) 2413 5971

Gimelli Laboratories Co. Ltd.
T (852) 2413 3923
F (852) 2498 8264

Solar Wide Industrial Ltd.
T (852) 2480 0888
F (852) 2480 1320
www.solarwide.com.hk

Techtronic Appliances (Hong Kong) Ltd.
T (852) 2402 6888
F (852) 3118 1776
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.

China

Techtronic Industries Assembly Factory
No. 3, Industrial Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523962
T (86-769) 558 2172
F (86-769) 558 2575

Techtronic Appliances Assembly Factory 1
T (86-769) 558 0962
F (86-769) 558 7962

Homelite Asia (Dongguan) Co. Ltd.
T (86-769) 575 8001
F (86-769) 598 6286

Shang Tun Village
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province, 523941

Techtronic Appliances Assembly Factory 2
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523941
T (86-769) 558 4125
F (86-769) 558 4135

Gimelli Laboratories Assembly Factory
Solar Wide Assembly Factory
Tong Xing Industrial Zone
No. 38, Xia Shi Jia Road, Jiang Shi Village Road
Gong Ming Town, Bao An County
Shenzhen 518106
T (86-755) 2773 0588
F (86-755) 2773 0433

Taiwan

Techtronic Industries (Taiwan) Co. Ltd.
11F-3, No. 122-19, Sec 2, Chung Kang Road
Hsi Tun Dist., Taichung, Taiwan 407
T (886-4) 2706 8052
F (886-4) 2106 7976

Canada

Ryobi Technologies Canada, Inc.
150 Werlich Drive, Unit #5&6
Cambridge, Ontario N1T 1N6
T (1-519) 624 2222
F (1-519) 624 0600

USA

Homelite Consumer Products, Inc.
www.homelite.com

Techtronic Industries North America, Inc.
www.ryobitools.com

1428 Pearman Dairy Road
Anderson, South Carolina 29625
T (1-864) 226 6511
F (1-864) 261 9435

OWT Industries, Inc.
255 Pumpkintown Hwy
Pickens, South Carolina 29671
T (1-864) 226 6511
F (1-864) 261 9435

Royal Appliance Mfg. Co.
7005 Cochran Road
Glenwillow, Ohio 44139
T (1-440) 996 2000
F (1-440) 996 2027
www.royalappliance.com

Milwaukee Electric Tool Corporation
13135 W. Lisbon Road
Brookfield, WI 53005
T (1-262) 781 3600
F (1-262) 783 8555
www.milwaukeetool.com

Europe

France

Ryobi Technologies SAS
209, rue De La Belle Etoile
ZI Paris Nord 2-95945, Roissy, CDG
T (33-1) 4990 1414
F (33-1) 4990 1429
www.ryobi-europe.com

Germany

Ryobi Technologies GmbH
T (49-2103) 2958 0
F (49-2103) 2958 29
www.ryobi-europe.com

Royal Appliance International GmbH
T (49-2103) 200710
F (49-2103) 200777
www.dirtdevil.de
[illegible]terpark, 7 D-40724 Hilden

AEG & M Electric Tools GmbH
Max-Eyth-Str. 10
D-71364 Winnenden
T (49-7195) 120
F (49-7195) 12666
www.aeg-pt.com

[illegible]str. 22
88361 Altshausen
T (49-7584) 29000
F (49-7584) 290019
www.drebo.de

United Kingdom

Ryobi Technologies (UK) Ltd.
Anvil House, Tuns Lane
Henley-on-Thames
Oxfordshire RG9 1SA
T (44-1491) 848 700
F (44-1491) 848 701
www.ryobipower.co.uk

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
T (44-1905) 795 959
F (44-1905) 795 958
www.vax.co.uk

Australasia

Australia

Ryobi Technologies Australia Pty Ltd.
359–361 Horsley Road
Milperra, NSW 2214
T (61-2) 9792 9800
F (61-2) 9774 5705
www.ryobi.com.au

Vax Appliances (Australia) Pty Ltd.
296 Victoria Road
Malaga, WA 6090
T (61-8) 9247 8100
F (61-8) 9247 8190
www.vax.com.au

New Zealand

Ryobi Technologies (New Zealand) Ltd.
27 Clemow Drive
Mt. Wellington
Auckland
T (64-9) 573 0230
F (64-9) 573 0231
www.ryobi.co.nz

[illegible] by Sedgwick Richardson

echtronic Industries Co. Ltd.
7/F CDW Building, 388 Castle Peak Road
uen Wan, N.T., Hong Kong
(852) 2402 6888 F (852) 2413 5971
www.ttigroup.com